                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-62036


PROSPECTUS




                                7,200,000 SHARES


                                     [LOGO]

                                  COMMON STOCK
                                 --------------


    Universal American Financial Corp. is offering 5,000,000 shares of its common stock and the selling shareholders named in this prospectus are offering 2,200,000 shares in a firmly underwritten offering. Universal American Financial Corp. will not receive any of the proceeds of shares of common stock sold by the selling shareholders.


                             ---------------------


    Our common stock is traded on the Nasdaq National Market under the symbol "UHCO." On July 12, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $5.82 per share.


                             ---------------------

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                              -------------------


                                                             Per Share                  Total
                                                             ---------                  -----
Offering Price.......................................         $5.0000                $36,000,000
Discounts and Commissions to Underwriters............         $0.3187                $ 2,295,000
Offering Proceeds to Universal American Financial
  Corp., before expenses.............................         $4.6813                $23,406,250
Offering Proceeds to the Selling Shareholders........         $4.6813                $10,298,750


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


    Universal American Financial Corp. and some of the selling shareholders have granted the underwriters the right to purchase up to an additional 750,000 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about July 18, 2001.


Banc of America Securities LLC                                     Raymond James

                                 --------------


                                 July 12, 2001

    YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE AND THE SELLING SHAREHOLDERS HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE AND THE SELLING SHAREHOLDERS ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THE DATE INDICATED ON THE FRONT COVER OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
SUMMARY.....................................................      3
RISK FACTORS................................................      9
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........     17
USE OF PROCEEDS.............................................     18
PRICE RANGE OF OUR COMMON STOCK.............................     19
DIVIDEND POLICY.............................................     19
CAPITALIZATION..............................................     20
SELECTED FINANCIAL AND OPERATING DATA.......................     21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................     23
BUSINESS....................................................     45
MANAGEMENT..................................................     67
PRINCIPAL AND SELLING SHAREHOLDERS..........................     70
DESCRIPTION OF CAPITAL STOCK................................     72
UNDERWRITING................................................     75
LEGAL MATTERS...............................................     77
EXPERTS.....................................................     77
WHERE YOU CAN FIND MORE INFORMATION.........................     78
INDEX TO FINANCIAL STATEMENTS...............................    F-1

                            ------------------------

    Unless noted otherwise, we have prepared the financial statements and other financial information included in this prospectus in accordance with accounting principles generally accepted in the United States which, as to our insurance company subsidiaries, differ from statutory accounting practices prescribed or permitted by regulatory authorities in the United States and Canada.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THIS ENTIRE PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE CAREFULLY BEFORE MAKING AN INVESTMENT DECISION.

UNIVERSAL AMERICAN FINANCIAL CORP.

    We offer life and health insurance designed for the senior market and the self-employed market in all fifty states, the District of Columbia and all the provinces of Canada. We are also a leading provider of administrative services to other insurers by servicing their senior market products. Our principal insurance products are Medicare supplemental health insurance, fixed benefit accident and sickness disability insurance, long term care insurance, senior life insurance, annuities and other individual life insurance. We have grown through a combination of internal growth and strategic acquisitions. During the three years ended December 31, 2000, our net income has increased from $2.2 million to $22.9 million and our total assets have grown from $272.6 million to $1.2 billion.

    We believe attractive growth opportunities exist in serving the senior market. The population of senior citizens (persons over age 65) in the U.S. is projected to grow from the current estimated level of approximately 35 million to approximately 70 million by 2030, according to the U.S. Census Bureau. We believe that the shift in the U.S. population towards individuals over age 65 presents significant opportunities for us as seniors and their children start to focus on elder care needs and insurance coverage for those needs. Furthermore, as health and medical technologies increase life expectancy and if health maintenance organizations continue to de-emphasize Medicare coverage, we believe the number of seniors requiring some form of health insurance coverage from traditional insurers will increase.

OUR OPERATING SEGMENTS

    We manage our business primarily through the following principal operating segments:

    SENIOR MARKET BROKERAGE

    Our senior market brokerage segment focuses on selling insurance products designed for the senior market, such as Medicare supplement, long term care, senior life insurance and annuities. We distribute these products through independent marketing organizations and general agencies. This segment includes approximately 16,000 independently licensed agents located primarily in 25 states, with concentrations in the Southeast, the Southwest and the Northeast. During 2000, this segment produced $85.1 million of new sales compared to $36.6 million of new sales in 1999.

    CAREER AGENCY

    Our career agency sales force, comprised of agents who sell only products that we provide, traditionally has concentrated on selling fixed benefit accident and sickness disability insurance and individual life insurance products to the self-employed market in the United States and Canada. We have recently begun to use this marketing channel to offer products designed for the senior market, such as Medicare supplement, long term care and senior life insurance. Our career agency field force consists of approximately 750 agents in the United States operating through 97 branch offices and 350 agents in Canada operating through 14 branch offices.

    ADMINISTRATIVE SERVICES

    Our administrative services segment performs administrative services that support insurance and non-insurance products, primarily for the senior market. We perform the full range of administrative services for senior market insurance products, including policy underwriting and issuance, telephone verification, policyholder services, claims adjudication, clinical case management, care assessment and referral to health care facilities. We are also increasingly performing similar services, particularly in the long term care area, for non-insurance products offered both by insurers and non-insurance companies. For example, we have begun to market our Nurse Navigator-TM- program, a non-insurance elder care service that includes health related information and referrals, and access to nationwide networks of geriatric case managers and long term care providers on a discounted basis.

OTHER SEGMENTS

    SPECIAL MARKETS

    Our special markets segment manages various lines of insurance that are no longer part of our core focus. These products include traditional, interest-sensitive and group life insurance, individual major medical and other accident and health insurance. While we continue to receive premiums from and provide benefits to existing customers, we generally do not market these products to new customers. In the fourth quarter of 2000, we decided to exit our individual major medical business to the extent that we are permitted to do so.

    CORPORATE

    The results of operations of our corporate segment include the public company administrative expenses of our holding company and the interest expenses of our debt.

OUR BUSINESS STRATEGY

    Our business strategy is to pursue growth in our insurance businesses, improve operating efficiency and develop our fee-based administrative business. The principal components of this strategy are to:

    - CONTINUE TO GROW OUR EXISTING OPERATIONS. We have grown internally through the development of competitive insurance products and services particularly designed for and targeted to the senior market and through the expansion of our distribution channels and geographical reach. We believe that the shift in the U.S. population toward individuals over age 65 presents attractive opportunities to increase our sales of senior market products.

    - CONTINUE TO COMPLEMENT OUR INTERNAL GROWTH THROUGH ACQUISITIONS. Over the past ten years, we have also grown through the acquisition and integration of nine insurance companies, three blocks of insurance business and three administrative services companies. We seek opportunistically to acquire insurance companies, service companies and blocks of in-force insurance business that complement our core product lines and expand our geographic reach.

    - MAXIMIZE OUR SENIOR MARKET EXPERTISE TO DEVELOP OUR ADMINISTRATIVE SERVICES BUSINESS. We believe that our experience in selling insurance products to the senior market and our administrative services company acquisitions provide us with the expertise and infrastructure to continue as a leading third party administrator for Medicare supplement and long term care products. We currently provide administrative services for 35 non-affiliated insurance companies as well as six of our insurance company subsidiaries. We are also developing a number of services such as Nurse Navigator-TM-, a non-insurance elder care service.

    - CONTINUE TO IMPROVE OUR OPERATING EFFICIENCY. We continue to consolidate our operations and integrate our acquisitions to improve customer service and reduce our operating costs. Our operating expense ratio in the senior market brokerage segment decreased from 17.7% in 1996 to 11.8% in 2000. Since our acquisition in 1999 of six insurance companies from PennCorp Financial, we completed the consolidation of their Raleigh-based operations into our operations in Toronto, Pensacola and Orlando, which we expect will improve the operating expense ratio for our career agency segment.

RECENT DEVELOPMENT


    In April 2001 we signed a letter of intent with Penn Treaty American Corporation to purchase their New York subsidiary, American Independent Network Insurance Company of New York, which includes Penn Treaty's New York long term care business and their distributor relationships. On June 15, 2001 this letter of intent expired. If we are able to reach an agreement, this purchase would also include certain of Penn Treaty's non-core lines of insurance, including Medicare supplement and disability insurance coverages. The business covered by the letter of intent had approximately $15 million of annual premiums in force and approximately $18 million of reserves as of December 31, 2000. We expect that the terms of any final agreement, if concluded, will result in an acquisition that would be accretive to earnings. The purchase remains subject to customary due diligence, execution of definitive agreements and regulatory approvals and no assurance can be given that the purchase will be concluded. We do not intend to use any of the proceeds of this offering to finance this proposed acquisition. Instead, we expect to use the existing capital resources of our insurance company subsidiaries.

                                  THE OFFERING


Common stock offered by Universal American
  Financial Corp.............................  5,000,000 shares

Common stock offered by selling                2,200,000 shares
  shareholders...............................
  Total......................................  7,200,000 shares
Common stock to be outstanding after this
  offering...................................  51,873,965 shares

Use of proceeds..............................  We intend to use the net proceeds of the offering received by us for investment of
                                               capital in our insurance company
                                               subsidiaries, for financing possible future
                                               acquisitions and for working capital. We will
                                               not receive any of the proceeds of shares of
                                               common stock sold by the selling
                                               shareholders. See "Use of Proceeds."

Nasdaq National Market symbol................  "UHCO"



    Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance by us of up to 720,000 shares of common stock and the sale by some of the selling shareholders of up to 30,000 shares of common stock which the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise their over-allotment option in full, 52,593,965 shares of common stock will be outstanding after this offering.


    The number of shares of common stock to be outstanding immediately after this offering is based upon our shares outstanding as of June 14, 2001 and does not take into account 5,909,728 shares of common stock reserved for issuance under our Incentive Compensation Plan, 270,807 shares reserved for issuance under our Agent Stock Plan and 1,135,174 shares reserved for issuance under our Regional Equity Plan.
                            ------------------------

    Our executive offices are located at Six International Drive, Suite 190, Rye Brook, New York 10573, and our telephone number is (914) 934-5200.

    We maintain a web site at "www.uafc.com." Information presented on our web site does not constitute part of this prospectus.

                      SUMMARY FINANCIAL AND OPERATING DATA

    The table below provides a summary of our income statement data, per share data and other operating information for the five years ended December 31, 2000, for the quarters ended March 31, 2000 and 2001 and balance sheet data as of March 31, 2001. We derived the summary income statement data and earnings per share data for the five years ended December 31, 2000 from our audited financial statements, which were audited by Ernst & Young LLP, our independent auditors. We derived the summary income statement data and earnings per share data for the quarters ended March 31, 2000 and 2001 and the balance sheet data as of March 31, 2001 from our unaudited financial statements. We prepared our unaudited financial statements on the same basis as our audited financial statements and included all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial data. We have prepared the following data in conformity with accounting principles generally accepted in the United States. Operating results for the quarter ended
March 31, 2001 are not necessarily indicative of the results that may be expected for the full year. You should read this summary data together with our financial statements and the notes to those financial statements as well as the discussion under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                              AS OF OR FOR THE
                                                                                                                   QUARTER
                                                           AS OF OR FOR THE YEAR ENDED DECEMBER 31,            ENDED MARCH 31,
                                                    ------------------------------------------------------   -------------------
                                                      1996       1997       1998       1999        2000        2000       2001
                                                    --------   --------   --------   ---------   ---------   --------   --------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Direct premium and policyholder fees............  $ 55,287   $ 99,339   $131,044   $ 252,553   $ 451,323   $109,341   $126,213
  Reinsurance premium assumed.....................    10,522        998        998       1,751       3,055      1,017        822
  Reinsurance premium ceded.......................   (25,664)   (62,623)   (89,546)   (138,827)   (234,625)   (55,219)   (69,442)
                                                    --------   --------   --------   ---------   ---------   --------   --------
  Net premium and other policyholder fees.........    40,145     37,714     42,496     115,477     219,753     55,139     57,593

  Net investment income...........................     9,850     10,023     10,721      29,313      56,945     14,151     14,457
  Realized gains..................................       240      1,133        256        (241)        146         40      2,090
  Fee and other income............................     3,152      2,460      2,616       3,587       7,247      1,440      2,531
                                                    --------   --------   --------   ---------   ---------   --------   --------
  Total revenues..................................    53,387     51,330     56,089     148,136     284,091     70,770     76,671

  Total benefits, claims and other deductions.....    53,014     48,119     52,157     132,080     251,025     61,956     65,750
                                                    --------   --------   --------   ---------   ---------   --------   --------
  Income before taxes.............................       373      3,211      3,932      16,056      33,066      8,814     10,921
  Net income after taxes..........................       104      2,119      2,608       9,813      22,885      5,658      7,036
  Net income applicable to common shareholders....       104      1,870      2,174       9,633      22,885      5,658      7,036

OTHER DATA:
  Net operating income (1)........................  $    (52)  $  1,134   $  2,008   $   9,790   $  22,790   $  5,632   $  5,677
  Return on average equity........................       0.5%       7.8%       8.0%       11.9%       14.9%                 13.5%
  Ratio of intangibles to equity (2)..............     102.5%     103.6%     106.7%       30.1%       35.2%                 34.7%

PER SHARE DATA:
  Earnings per share:
    Basic.........................................  $   0.01   $   0.26   $   0.29   $    0.42   $    0.49   $   0.12   $   0.15
    Diluted.......................................  $   0.01   $   0.18   $   0.20   $    0.34   $    0.49   $   0.12   $   0.15
  Net operating income per share:(1)
    Basic.........................................  $  (0.01)  $   0.16   $   0.27   $    0.42   $    0.49   $   0.12   $   0.12
    Diluted.......................................  $   0.00   $   0.11   $   0.19   $    0.35   $    0.48   $   0.12   $   0.12
  Book value per share:
    Basic.........................................  $   2.53   $   2.96   $   3.18   $    2.92   $    3.72              $   3.92
  Tangible book value per share:(3)
    Basic.........................................  $  (0.64)  $  (0.67)  $  (0.77)  $    2.04   $    2.41              $   2.56

                                                                 AS OF MARCH 31, 2001
                                                              ---------------------------
                                                                ACTUAL     AS ADJUSTED(4)
                                                              ----------   --------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Total cash and investments................................  $  820,769     $  843,475
  Total assets..............................................   1,206,212      1,228,918
  Policyholder related liabilities..........................     900,563        900,563
  Loan payable..............................................      67,800         67,800
  Shareholders' equity......................................     183,555        206,261


------------------------

(1) Represents net income applicable to common shareholders, excluding realized gains, net of tax.

(2) Represents the ratio of intangible assets (the sum of deferred acquisition costs, goodwill and present value of future profits) to shareholders' equity.

(3) Represents the amount of total assets less intangible assets (the sum of deferred acquisition costs, goodwill and present value of future profits), less total liabilities, divided by total shares outstanding.

(4) Adjusted to reflect the application of the net proceeds of this offering received by us. See "Use of Proceeds."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OF THE OTHER INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ANY OF THE FOLLOWING RISKS, EVENTS OR CONDITIONS COULD MATERIALLY HARM OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION AND COULD RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

OUR NET INCOME MAY DECLINE IF OUR PREMIUM RATES ARE NOT ADEQUATE.

    We set the premium rates on our insurance policies based on facts and circumstances known at the time we issue the policies and on assumptions about numerous variables, including the actuarial probability of a policyholder incurring a claim, the severity and duration of the claim, the mortality rate of our policyholder base, the persistency or renewal rate of our policies in force, our commission and policy administration expenses, and the interest rate earned on our investment of premiums. In setting premium rates, we consider historical claims information, industry statistics and other factors. If our actual claims experience proves to be less favorable than we assumed and we are unable to raise our premium rates, our net income may decrease. We generally cannot raise our premiums in any state unless we first obtain the approval of the insurance regulator in that state. We review the adequacy of our premium rates regularly and file rate increases on our products when we believe permitted premium rates are too low. It is possible that we will not be able to obtain approval for premium rate increases from currently pending requests or requests filed in the future. If we are unable to raise our premium rates because we fail to obtain approval for a rate increase in one or more states, our net income may decrease. If we are successful in obtaining regulatory approval to raise premium rates due to unfavorable actual claims experience, the increased premium rates may reduce the volume of our new sales and cause existing policyholders to let their policies lapse. This would reduce our premium income in future periods. Increased lapse rates also could require us to expense all or a portion of the deferred policy costs relating to lapsed policies in the period in which those policies lapse, reducing our net income in that period.

OUR RESERVES FOR FUTURE POLICY BENEFITS AND CLAIMS MAY PROVE TO BE INADEQUATE, REQUIRING US TO INCREASE LIABILITIES AND RESULTING IN REDUCED NET INCOME AND SHAREHOLDERS' EQUITY.

    We calculate and maintain reserves for the estimated future payment of claims to our policyholders using the same actuarial assumptions that we use to set our premiums. For our accident and health insurance business, we establish an active life reserve plus a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims, as well as a reserve for the present value of amounts not yet due on claims. Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability and extracontractual damage awards. Therefore, the reserves and liabilities we establish are necessarily based on extensive estimates, assumptions and prior years' statistics. When we acquire other insurance companies or blocks of insurance, our assessment of the adequacy of transferred policy liabilities is subject to similar estimates and assumptions. Establishing reserves is an uncertain process, and it is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. Our net income depends significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in setting our reserves and pricing our policies. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities resulting in reduced net income and shareholders' equity.

WE MAY BE UNABLE TO SERVICE AND REPAY OUR DEBT OBLIGATIONS IF OUR SUBSIDIARIES CANNOT PAY SUFFICIENT DIVIDENDS OR MAKE OTHER CASH PAYMENTS TO US.

    Universal American Financial Corp. is an insurance holding company whose assets principally consist of the capital stock of our operating subsidiaries, substantially all of which is pledged to our bank lenders. Because our principal outstanding indebtedness has been incurred by our holding company, our ability to make interest and principal payments on our outstanding debt is dependent upon the ability of our subsidiaries to pay cash dividends or make other cash payments to our holding company. Our subsidiaries will be able to make the necessary payments to us only if they earn sufficient profits and, in the case of our insurance company subsidiaries, they satisfy the requirements of the state insurance laws relating to dividend payments to which they are subject. Any such non-payment would have a material adverse effect on our results of operations, financial condition and business.

CAPITAL CONSTRAINTS COULD RESTRICT OUR ABILITY TO SUPPORT OUR PREMIUM GROWTH.

    Our continued growth is dependent upon our ability to continue to support premium growth through the expansion of our markets and our network of agents while at the same time maintaining sufficient levels of capital and surplus to support that growth. Our new business growth typically results in reduced income (or net losses on some products) on a statutory basis during the early years of a policy, due primarily to differences in accounting practices between statutory accounting principles and accounting principles generally accepted in the United States. The resulting reduction in statutory surplus, or "surplus strain," can limit our ability to generate new business due to statutory restrictions on premium to surplus ratios and required statutory surplus parameters. In addition, some states, such as Florida, limit an insurer's ability to write certain lines of business if gross premiums written would exceed a specified percentage of surplus. Moreover, substantially more capital than the statutory minimums are needed to support our level of premium growth and to finance acquisitions. If we cannot generate sufficient capital and statutory surplus to maintain minimum statutory requirements and support our growth, we could be restricted in our ability to generate new premium revenue.

THE AVAILABILITY OF REINSURANCE ON ACCEPTABLE TERMS AND THE FINANCIAL STABILITY OF OUR REINSURERS COULD IMPACT OUR ABILITY TO MANAGE RISK AND INCREASE THE VOLUME OF INSURANCE THAT WE SELL.

    We are able to underwrite insurance risks beyond the level that our capital and surplus could otherwise support by transferring substantial portions of such risks to larger insurers through reinsurance contracts. Reinsurance arrangements leave us exposed to two risks:

    - Credit risk, which exists because reinsurance does not relieve us of our liability to our insureds for the portion of the risks ceded to reinsurers. We are exposed to the risk of a reinsurer's failure to pay in full and in a timely manner the claims we make against them in accordance with the terms of our reinsurance agreements. Such a failure to pay material amounts owed to us could expose our insurance company subsidiaries to liabilities in excess of their reserves and surplus and could expose them to insolvency proceedings.

    - Replacement risk, which exists because a reinsurer may cancel its participation on new business issued on advance notice. As a result, we would need to find reinsurance from another source to support our level of new business. The amount and cost of reinsurance available to us is subject, in large part, to prevailing market conditions beyond our control. Because our current reinsurance facilities are non-cancellable for business in force, non-renewal or cancellation of a reinsurance arrangement affects only new business and the reinsurer remains liable on business reinsured prior to non-renewal or cancellation.

    The failure of a reinsurer to make claims payments to us could materially and adversely affect our results of operations and financial condition and our ability to make payments to our policyholders. A failure to obtain reinsurance on acceptable terms would allow us to underwrite new business only to the extent that we are willing and able to bear the exposure to the new business on our own.

OUR FINANCIAL STRENGTH RATINGS CAN AFFECT OUR COMPETITIVENESS AND RESULTS OF OPERATIONS.

    Increased public and regulatory concerns regarding the financial stability of insurance companies have resulted in policyholders placing greater emphasis upon financial strength ratings and have created some measure of competitive advantage for insurance companies with higher ratings. Our ability to expand and to attract new business is affected by the financial strength ratings assigned to our insurance company subsidiaries by independent insurance industry rating agencies, such as A.M. Best Company, Inc. Some distributors such as financial institutions, unions, associations and affinity groups may not sell our group products unless the rating of our insurance company subsidiary writing the business improves to at least an "A-" from their current "B+." The inability of our subsidiaries to obtain higher A.M. Best ratings could adversely affect sales of our products. In addition, a downgrade in our ratings may cause our policyholders to allow their existing policies to lapse. Increased lapse rates would reduce our premium income and would also cause us to expense fully the deferred policy costs relating to lapsed policies in the period in which those policies lapsed, reducing net income in that period. Downgrades in our ratings also may cause some of our agents to sell less of our products or to cease selling our policies altogether.

FAILURE TO MAINTAIN OUR INFORMATION SYSTEMS COULD ADVERSELY AFFECT OUR BUSINESS.

    Our business depends significantly on effective information systems, and we have different information systems for our various operating segments. Our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and changing customer preferences. In addition, we have recently outsourced the operation of our data center to a third party and may from time to time obtain additional services or facilities from independent third parties. Dependence on third parties for these services and facilities may make our operations vulnerable to their failure to perform as agreed. As a result of our acquisition activities, we have acquired additional systems which may prove difficult to integrate with our existing systems. We have been taking steps to reduce the number of systems we use and have upgraded and expanded our information systems capabilities. Failure to maintain effective and efficient information systems could cause the loss of existing customers, difficulty in attracting new customers, difficulty in attracting and retaining agents, difficulty in integrating the operations of acquired businesses, difficulty in determining medical cost estimates, customer and provider disputes, regulatory issues and, increases in administrative expenses.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWING OPERATIONS AND MAY NOT SUCCESSFULLY INTEGRATE ACQUIRED COMPANIES INTO OUR OPERATIONS.

    As part of our strategy, we have experienced, and expect to continue to experience, considerable growth through acquisitions and our internal efforts. Since July 1999, we have significantly expanded our operations through the acquisition of six insurance companies and two administrative services companies. The rapid growth in the size and complexity of our operations has placed, and will continue to place, significant demands on our management, operations systems, accounting systems, internal controls systems and financial resources. Acquisitions involve numerous additional risks, some of which we have experienced in the past, including:

    - difficulties in integrating operations, technologies, products, systems and personnel of the acquired company;

    - diversion of financial and management resources from existing operations;

    - potential increases in policy lapses;

    - potential losses from unanticipated litigation or levels of claims; and

    - inability to generate sufficient revenue to offset acquisition costs.

Our ability to manage our growth and compete effectively will depend, in part, on our success in addressing these demands and risks. Any failure by us to effectively manage our growth could have a material adverse effect on our business, financial condition or results of operations.

WE MAY NOT BE ABLE TO FIND SUITABLE ACQUISITION CANDIDATES.

    We continue to evaluate possible acquisition transactions on an ongoing basis, and at any given time, we may be engaged in discussions with respect to possible acquisitions. We cannot assure you that we will be able to identify suitable acquisition candidates or transactions, that definitive agreements will be reached, that such transactions will be financed and completed on acceptable terms, that the due diligence investigation conducted regarding any acquisition will prove to be adequate or that our future acquisitions will be successful.

CHANGES IN THE EXCHANGE RATE BETWEEN THE U.S. DOLLAR AND THE CANADIAN DOLLAR MAY IMPACT OUR RESULTS.

    We publish our consolidated financial statements in U.S. dollars. However, portions of our operations are transacted using the Canadian dollar as the functional currency. As of and for the twelve months ended December 31, 2000, approximately 20.0% of our revenues, 35.6% of our operating income before taxes and 14.1% of our assets were derived from our Canadian operations. Accordingly, our earnings and shareholders' equity are affected by fluctuations in the value of the U.S. dollar as compared to the Canadian dollar. Although this risk is somewhat mitigated by the fact that both the assets and liabilities for our Canadian operations are denominated in Canadian dollars, we are still subject to losses resulting from currency translation that will impact our reported consolidated financial condition, results of operations and cash flows from year to year. For a discussion of the impact of changes in currency exchange rates on our results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quantitative and Qualitative Disclosures About Market Risk--Currency Exchange Rate Sensitivity."

A SIGNIFICANT AMOUNT OF OUR ASSETS IS INVESTED IN FIXED INCOME SECURITIES AND IS SUBJECT TO MARKET FLUCTUATIONS.

    Our investment portfolio consists substantially of fixed income securities. The fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. The fair market value of our investments in fixed income securities generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed income securities will generally increase or decrease with interest rates. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk (such as mortgage-backed and other asset-backed securities) may differ from those anticipated at the time of investment as a result of interest rate fluctuations. Because substantially all of our fixed income securities are classified as available for sale, changes in the market value of our securities are reflected in our balance sheet. Similar treatment is not available for liabilities. Therefore, interest rate fluctuations could adversely affect our results of operations and financial condition.

WE MAY BE REQUIRED TO REFUND OR REDUCE PREMIUMS IF OUR PREMIUM RATES ARE DETERMINED TO BE TOO HIGH.

    Insurance regulators require that we maintain minimum statutory loss ratios on some of the policies that we sell. We must therefore pay out, on average, a specified minimum percentage of premiums as benefits to policyholders. State regulations also mandate the manner in which insurance companies may compute loss ratios and the manner in which compliance is measured and enforced. If our policies are not in compliance with state mandated minimum loss ratios, state regulators may require us to refund or reduce premiums.

                         RISKS RELATING TO OUR INDUSTRY

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH COMPETITORS THAT HAVE GREATER RESOURCES THAN WE DO.

    We sell our products in highly competitive markets. We compete with large national insurers, smaller regional insurers and specialty insurers. Many insurers are larger and have greater resources and higher financial strength ratings than we do. In addition, we are subject to competition from insurers with broader product lines. We also may be subject, from time to time, to new competition resulting from changes in Medicare benefits, as well as from additional private insurance carriers introducing products similar to those offered by us. Our future success will depend, in part, on our ability to effectively enhance our current products and claims processing capabilities and to develop new products in the changing health care environment on a timely and cost-effective basis. Also, the removal of regulatory barriers (including as result of the Financial Services Modernization Act of 1999) might result in new competitors entering the insurance business. These new competitors may include diversified banking and financial services companies that have greater financial resources than we do and that have other competitive advantages, such as large customer bases and extensive branch networks for distribution.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IF WE CANNOT RECRUIT AND RETAIN INSURANCE AGENTS.

    We distribute our products principally through career agents and independent agents who we recruit and train to market and sell our products. We also engage managing general agents from time to time to recruit agents and develop networks of agents in various states. We compete with other insurance companies for productive agents, primarily on the basis of our financial position, support services, compensation and product features. Our business and ability to compete will suffer if we are unable to recruit and retain insurance agents or if we lose the services provided by our managing general agents.

GOVERNMENT REGULATION COULD AFFECT OUR PROFITABILITY.

    Our insurance company subsidiaries are subject to regulation and supervision by the insurance departments of their domiciliary jurisdictions--Texas in the case of American Exchange, Constitution Life, Marquette National Life and Union Bankers, Florida in the case of American Pioneer and Peninsular Life, New York in the case of American Progressive, Pennsylvania in the case of Pennsylvania Life and the Canadian branch of Pennsylvania Life, and provincial and federal law of Canada in the case of PennCorp Life of Canada and the Canadian branch of Pennsylvania Life. Each is also subject to regulation and supervision by the insurance department of each of the other states in which they are admitted to do business. Such supervision and regulation are largely for the benefit and protection of policyholders and not shareholders. Such regulation and supervision by the insurance departments extend, among other things, to the declaration and payment of dividends by our insurance company subsidiaries, the setting of rates to be charged for some types of insurance, the granting and revocation of licenses to transact business, the licensing of agents, monitoring market conduct, approval of forms, establishment of reserve requirements, regulation of maximum commissions payable, mandating some insurance benefits, market conduct and claims practices, maintenance of minimum surplus requirements, and the form and content of financial statements required by statute. Our failure to comply with legal or regulatory restrictions could result in our inability to engage in some businesses or an obligation to pay fines or make restitution, which could affect our profitability.

    State insurance regulators and the National Association of Insurance Commissioners continually reexamine existing laws and regulations, and may impose changes in the future that materially adversely affect our business, results of operations and financial condition. In particular, rate rollback legislation and legislation to control premiums, policy terminations and other policy terms may affect the amount we may charge for insurance premiums. In addition, although no legislation has been enacted to date, some state legislatures have discussed proposals to limit rate increases on long term care insurance products. Because insurance premiums are our primary source of income, our net income may be reduced by any of these changes.

RECENTLY ENACTED AND PENDING OR FUTURE LEGISLATION COULD ALSO AFFECT OUR INCOME.

    During recent years, the health insurance industry has experienced substantial changes, primarily caused by healthcare legislation. Recent Federal and state legislation and legislative proposals relating to healthcare reform contain features that could severely limit or eliminate our ability to vary our pricing terms or apply medical underwriting standards with respect to individuals, which could increase our loss ratios and decrease our profitability. In particular, Medicare reform and legislation concerning prescription drugs could impact our ability to price or sell our products. For example, with respect to Medicare reform, the Bush administration recently announced that it would attempt to double the enrollment of Medicare beneficiaries in health maintenance organizations within four years. If the Bush administration is successful in increasing the number of Medicare beneficiaries enrolled in health maintenance organizations, sales of our Medicare supplement products may decrease which could have a material adverse effect on our business, financial condition or results of operations.

    The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") mandates guaranteed availability and renewability of health insurance for certain employees and individuals; limits on termination options and on the use of preexisting condition exclusions; prohibitions against discriminating on the basis of health status; and requirements which make it easier to continue coverage in cases where an employee is terminated or changes employers. HIPAA also calls for the adoption of standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. We do not believe that compliance with those aspects of HIPAA currently in effect and those in the process of regulatory completion, if adopted as currently proposed, will have a material adverse effect on our financial condition or results of operations. However, HIPAA is far-reaching and complex and proper interpretation and practice under the law continue to evolve. Consequently, our efforts to measure, monitor and adjust our business practices to comply with HIPAA are ongoing.

    In addition, proposals currently pending in the U.S. Congress and some state legislatures may also affect our income. These proposals include the implementation of minimum consumer protection standards for inclusion in all long term care policies, including: guaranteed premium rates; protection against inflation; limitations on waiting periods for pre-existing conditions; setting standards for sales practices for long term care insurance; and guaranteed consumer access to information about insurers, including lapse and replacement rates for policies and the percentage of claims denied. Enactment of any of these proposals could reduce our net income.

TAX LAW CHANGES COULD ADVERSELY AFFECT OUR SALES AND PROFITABILITY.

    We sell deferred annuities and some forms of life insurance products, which are attractive to purchasers in part because policyholders generally are not subject to Federal income tax on increases in policy values until some form of distribution is made. From time to time, Congress has considered proposals to reduce or eliminate the tax advantages of annuities and life insurance which, if enacted, could make these products less attractive to consumers. We do not believe that Congress is now actively considering any legislation that would reduce or eliminate the tax advantages of annuities or life insurance. However, it is possible that the tax treatment of annuities or life insurance could change as a result of legislation, Internal Revenue Service regulations, or judicial decisions. The reduction or loss of these tax advantages could reduce our sales of life and annuity products and their profitability.

INSURANCE COMPANIES ARE FREQUENTLY THE TARGETS OF LITIGATION, INCLUDING CLASS ACTION LITIGATION, THAT COULD RESULT IN SUBSTANTIAL JUDGMENTS.

    A number of civil jury verdicts have been returned against insurers in the jurisdictions in which we do business involving insurers' sales practices, alleged agent misconduct, discrimination and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments in any given lawsuit. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments. We may also face lawsuits from insureds who dispute our refusal to pay claims made by them. From time to time we are involved in such litigation or, alternatively, in arbitration. We cannot predict the outcome of any such litigation or arbitration. Because litigation and jury trials are inherently unpredictable and some amounts sought by plaintiffs are large, there can be no assurance that any litigation involving us will not have a material adverse effect on our business, financial condition or results of operations.

               RISKS RELATED TO OUR COMMON STOCK AND THE OFFERING

LOW TRADING VOLUME, LIMITED LIQUIDITY AND PRICE VOLATILITY COULD AFFECT THE MARKET PRICE OF OUR STOCK.

    Our common stock has been included in the Nasdaq National Market since
May 12, 1983. During 2000, the average daily volume of our common stock traded in the Nasdaq National Market was approximately 11,300 shares. During that period, there were ten trading days on which no shares of our common stock were traded. The low trading volume and limited market liquidity for our common stock may affect your ability to sell, and the price at which you are able to sell, your common stock. We cannot predict whether the market for our common stock will become more active following the offering. Although several securities firms act as market-makers for our common stock, a less active market for our common stock may cause the price of our common stock to be more volatile than it otherwise would be. In addition, we cannot predict whether market prices after the offering will equal or exceed the public offering price per share set forth on the cover page of this prospectus. The market price of our common stock could be subject to significant fluctuations in response to our operating results, developments relating to us, our competitors, the regulatory environment, claims experience, general economic conditions and other external factors. In addition, in recent years the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of our common stock.

WE ARE CONTROLLED BY OUR PRINCIPAL SHAREHOLDER.


    Upon completion of the offering, approximately 48.4% of our outstanding common stock will be owned by Capital Z Financial Services Fund II, L.P., a private investing entity, and its affiliates. Our board of directors consists of nine members. Under a shareholders agreement we entered into in 1999, with Capital Z and certain other shareholders, including Richard A. Barasch, our Chairman and CEO, UAFC, L.P., AAM Capital Partners, L.P. and J.P. Morgan Partners (BHCA), L.P., (formerly known as Chase Equity Associates, L.P.) the parties are obligated to vote for directors designated as follows:


    - four nominated by Capital Z,

    - two nominated by Mr. Barasch,

    - one nominated jointly by UAFC, L.P., AAM Capital Partners and J.P. Morgan Partners (BHCA), and

    - two nominated by us.

Because of Capital Z's majority stock ownership, Capital Z also effectively controls the election of the two directors that we are entitled to nominate. Thus, Capital Z is able to elect a majority of our board of directors and to approve or disapprove most corporate actions submitted to a vote of our shareholders. This concentration of ownership and control by Capital Z could delay or prevent an advantageous change in control of our holding company, or depress the trading market for our common stock.

CHANGE OF CONTROL PROVISIONS MAY ADVERSELY AFFECT THE VALUE OF OUR COMMON STOCK.

    The market price of our common stock may also be adversely affected by anti-takeover provisions contained in our certificate of incorporation, statutory change-of-control provisions, and change-of-control provisions contained in our Incentive Compensation Plan, our Agent Stock Plan and our Regional Equity Plan.

    - Our certificate of incorporation and the New York Business Corporation Law contain anti-takeover provisions, which are intended to make it more difficult for control of our holding company to be obtained by a bidder who has not been approved by our board of directors.

    - We are regulated as an insurance holding company by the jurisdictions in which our insurance company subsidiaries are incorporated. These laws require prior approval by the regulators of changes in control of an insurer. Generally, these laws require notice to the insurer and prior written approval of the insurance regulator of the jurisdiction in which the insurance company is organized. Under these laws anyone acquiring a specified percentage of our outstanding common stock or other voting securities would be presumed to have acquired control of us, unless such presumption is rebutted. The specified percentage is 5% under Florida insurance law, and 10% under the insurance laws of the other relevant jurisdictions (New York, Pennsylvania and Texas).

    - Our Incentive Compensation Plan, Agent Stock Plan and Regional Equity Plan generally provide for immediate vesting of all awards, including stock options, restricted stock and stock appreciation rights, in the event of a "change of control."

    These provisions may hinder the efforts of a potential acquiror to gain control of us, or a substantial block of our stock, thus possibly depriving existing shareholders of a favorable market opportunity.

PURCHASERS OF COMMON STOCK IN THE OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THEIR SHARES.


    The public offering price of the common stock is expected to be in excess of our net tangible book value per share. As of March 31, 2001, we had a net tangible book value of $119.9 million, or $2.56 per share. Net tangible book value per share represents the amount of our total assets less intangible assets, such as deferred acquisition costs, present value of future profits and goodwill, less total liabilities, divided by the number of shares of our common stock outstanding. Without taking into account any changes in net tangible book value after March 31, 2001, other than changes resulting from this offering, after deducting underwriting discounts and estimated offering expenses, our net tangible book value as of March 31, 2001 would have been $142.6 million, or $2.75 per share. This represents an immediate dilution in net tangible book value of $2.25 per share to new investors purchasing shares of common stock in this offering and an immediate increase in net tangible book value of $0.19 per share to our existing shareholders.

FUTURE SALES OF OUR COMMON STOCK, OR THE PERCEPTION THAT FUTURE SALES MAY OCCUR, COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.


    Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital in the future through stock offerings. As of the completion of this offering, we will have 52,593,965 shares of common stock outstanding if the underwriters exercise their over-allotment option in full. In addition, we have reserved for issuance an additional 5,836,810 shares under our Incentive Compensation Plan, 270,807 additional shares under our Agent Stock Plan and 1,135,174 additional shares under our Regional Equity Plan. All of our outstanding shares of common stock and the shares issuable under our Incentive Compensation Plan, the Agent Stock Plan and Regional Equity Plan will generally be freely tradable, except to the extent that they are held by "affiliates," as that term is defined in Rule 144 under the Securities Act. We estimate that 33,021,881 of our outstanding shares of common stock are currently held by our affiliates. A total of 32,604,875 shares currently owned by Capital Z Financial Services Fund II, Wand/Universal Investments L.P. I, Wand/Universal Investments L.P. II, AAM Capital Partners, L.P., UAFC, L.P., J.P. Morgan Partners (BHCA), L.P. and Richard Barasch are subject to a registration rights agreement pursuant to which these shareholders have the right, within specified limitations, to demand registration of their shares in a public offering and pursuant to which these shareholders have the right to participate in our other public offerings. We have agreed not to issue or sell, and our directors, our executive officers and the selling shareholders have agreed not to dispose of or hedge, shares of our common stock or securities convertible into or exchangeable for our common stock, other than in this offering, for 180 days commencing on the date of this prospectus without the prior consent of Banc of America Securities LLC, who may without notice release some or all of these shares from this restriction.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements in this prospectus or incorporated by reference into this prospectus and oral statements made from time to time by our representatives constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements not based on historical information. They relate to future operations, strategies, financial results or other developments. In particular, statements using verbs such as "expect," "anticipate," "believe" or similar words generally involve forward-looking statements. Forward-looking statements include statements about development and distribution of our products, investment spreads or yields, the impact of proposed or completed acquisitions, the adequacy of reserves or the earnings or profitability of our activities. Forward-looking statements are based upon estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control and are subject to change. These uncertainties can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements. Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable risks and uncertainties, some of which relate particularly to our business, such as our ability to set adequate premium rates and maintain adequate reserves, our ability to compete effectively and our ability to grow our business through internal growth as well as through acquisitions. Other risks and uncertainties may be related to the insurance industry generally, such as regulatory developments, industry consolidation and general economic conditions and interest rates. For a discussion of these risks and uncertainties, see "Risk Factors." We disclaim any obligation to update forward-looking statements.

                                USE OF PROCEEDS


    The net proceeds of this offering to be received by us will be approximately $22.7 million, after deducting underwriting discounts and estimated offering expenses. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders. We intend to use a portion of the net proceeds from this offering to increase the capital and surplus of our insurance company subsidiaries in order to improve the capital adequacies of those subsidiaries as evaluated by rating agencies and some regulators. We intend to use at least $15 million for these purposes as follows:


    - at least $5.0 million to contribute to the capital of our American Pioneer Life Insurance Company subsidiary to support growth in its business;

    - $5.0 million to purchase a note payable to our Pennsylvania Life Insurance Company subsidiary from our PFI, Inc. subsidiary to reduce the negative impact that the intercompany note has on the capital adequacy measurements used by rating agencies and some regulators; and

    - at least $5.0 million to repay all or a portion of the $7.9 million of debentures owing from our parent holding company to our American Progressive Life & Health Insurance Company of New York subsidiary to reduce the negative impact that the intercompany note has on the capital adequacy measurements used by rating agencies.


    The balance of the net proceeds, approximately $7.7 million, will remain at our parent holding company for general corporate purposes, working capital and possible future acquisitions. Pending application for these uses, we may temporarily invest the net proceeds of this offering in short term investment grade fixed income investments. We do not expect to use any of the proceeds of the offering to finance our proposed acquisition of American Independent Network Insurance Company and other assets from PennTreaty American Corporation. Instead, we expect to use existing capital resources of our insurance company subsidiaries to finance the proposed acquisition.

                        PRICE RANGE OF OUR COMMON STOCK

    Our common stock has been traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol "UHCO" since May 12, 1983. The following table sets forth the high and low sales prices per share of common stock as reported on the Nasdaq National Market for the periods indicated.


                                                                 COMMON STOCK
                                                              -------------------
PERIOD                                                          HIGH       LOW
------                                                        --------   --------
1999
  First Quarter.............................................   $4.250     $2.813
  Second Quarter............................................    4.250      3.000
  Third Quarter.............................................    5.188      3.375
  Fourth Quarter............................................    5.000      3.125
2000
  First Quarter.............................................   $4.625     $3.500
  Second Quarter............................................    4.156      3.250
  Third Quarter.............................................    5.250      3.688
  Fourth Quarter............................................    4.375      3.813
2001
  First Quarter.............................................   $5.563     $3.438
  Second Quarter............................................    7.000      4.625
  Third Quarter (through July 12)...........................    6.310      5.760


                                DIVIDEND POLICY

    We have neither declared nor paid dividends on our common stock and no such dividends are likely in the foreseeable future. Any future decision to pay dividends will be made by our board of directors in light of conditions then existing, including our results of operations, financial condition and requirements, loan covenants, insurance regulatory restrictions, business conditions and other factors. In addition, our ability to pay cash dividends, if and when we should wish to do so, would depend on the ability of our subsidiaries to pay dividends to our holding company and on compliance with the covenants in our credit facility. See "Business--Regulation--Dividend and Distribution Restrictions."

                                 CAPITALIZATION


    The table below describes our capitalization as of March 31, 2001 on an actual basis and as adjusted to give effect to this offering and the application of the proceeds that we receive from this offering, which will be $22.7 million after deducting underwriting discounts and estimated offering expenses. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.



                                                                 AS OF MARCH 31, 2001
                                                              --------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------   -------------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
DEBT:
Loan payable................................................   $ 67,800        $ 67,800
SHAREHOLDERS' EQUITY:
Common stock, par value $.01 per share, 80,000,000 shares
  authorized; 46,873,965 issued and outstanding actual;
  51,873,965 shares issued and outstanding as adjusted......        469             519
Additional paid-in capital..................................    128,944         151,600
Accumulated other comprehensive income......................      6,891           6,891
Retained earnings...........................................     47,390          47,390
Less 34,819 shares of common stock held in treasury, at
  cost......................................................       (139)           (139)
                                                               --------        --------
  Total shareholders' equity................................    183,555         206,261
                                                               --------        --------
    Total capitalization....................................   $251,355        $274,061
                                                               ========        ========
Book value per share (basic)................................   $   3.92        $   3.98
                                                               ========        ========


    The table above does not include:


    - 720,000 shares of common stock which the underwriters have the option to purchase from us solely to cover over-allotments;


    - 4,827,190 shares of common stock issuable upon the exercise of options with a weighted average exercise price of $3.26 outstanding under our Incentive Compensation Plan and an additional 1,009,620 shares of common stock available for future grants under the plan;

    - 80,749 shares of common stock issuable upon the exercise of options with a weighted average exercise price of $3.62 outstanding under our Agent Stock Plan and an additional 190,058 shares of common stock available for future grants under the plan; and

    - 37,845 shares of common stock issuable upon the exercise of options with a weighted average exercise price of $3.62 outstanding under our Regional Equity Plan and an additional 1,097,329 shares of common stock available for future grants under the plan.

                     SELECTED FINANCIAL AND OPERATING DATA

    The table below provides selected income statement data, per share data and other operating information for the five years ended December 31, 2000, for the quarters ended March 31, 2000 and 2001 and certain balance sheet and statutory data as of December 31, 1996, 1997, 1998, 1999 and 2000 and March 31, 2001. We
derived the selected income statement data and earnings per share data for the five years ended December 31, 2000 and balance sheet data as of December 31, 1996, 1997, 1998, 1999 and 2000 from our financial statements and accompanying notes, which were audited by Ernst & Young LLP, our independent auditors. We derived the selected income statement data and earnings per share data for the quarters ended March 31, 2000 and 2001 and balance sheet data as of March 31, 2001 from our unaudited financial statements. We prepared our unaudited financial statements on the same basis as our audited financial statements and included all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial data. We have prepared the following data, other than statutory data, in conformity with accounting principles generally accepted in the United States. We have derived the statutory data from our insurance company subsidiaries' annual statements submitted to the relevant regulatory authorities and we have prepared the statutory data in accordance with statutory accounting practices prescribed or permitted by regulatory authorities. Operating results for the fiscal quarter ended March 31, 2001 are not necessarily indicative of the results that may be expected for the full year. You should read this selected financial data together with our financial statements and the notes to those financial statements as well as the discussion under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                    AS OF OR FOR THE
                                                                                                         QUARTER
                                                 AS OF OR FOR THE YEAR ENDED DECEMBER 31,            ENDED MARCH 31,
                                          ------------------------------------------------------   -------------------
                                            1996       1997       1998       1999        2000        2000       2001
                                          --------   --------   --------   ---------   ---------   --------   --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Direct premium and policyholder
    fees................................  $ 55,287   $ 99,339   $131,044   $ 252,553   $ 451,323   $109,341   $126,213
  Reinsurance premium assumed...........    10,522        998        998       1,751       3,055      1,017        822
  Reinsurance premium ceded.............   (25,664)   (62,623)   (89,546)   (138,827)   (234,625)   (55,219)   (69,442)
                                          --------   --------   --------   ---------   ---------   --------   --------
  Net premium and other policyholder
    fees................................    40,145     37,714     42,496     115,477     219,753     55,139     57,593
  Net investment income.................     9,850     10,023     10,721      29,313      56,945     14,151     14,457
  Realized gains........................       240      1,133        256        (241)        146         40      2,090
  Fee and other income..................     3,152      2,460      2,616       3,587       7,247      1,440      2,531
                                          --------   --------   --------   ---------   ---------   --------   --------
  Total revenues........................    53,387     51,330     56,089     148,136     284,091     70,770     76,671
  Total benefits, claims and other
    deductions..........................    53,014     48,119     52,157     132,080     251,025     61,956     65,750
                                          --------   --------   --------   ---------   ---------   --------   --------
  Income before taxes...................       373      3,211      3,932      16,056      33,066      8,814     10,921
  Net income after taxes................       104      2,119      2,608       9,813      22,885      5,658      7,036
  Net income applicable to common
    shareholders........................       104      1,870      2,174       9,633      22,885      5,658      7,036

OTHER DATA:
  Net operating income (1)..............  $    (52)  $  1,134   $  2,008   $   9,790   $  22,790   $  5,632   $  5,677
  Return on average equity..............       0.5%       7.8%       8.0%       11.9%       14.9%                 13.5%
  Ratio of intangibles to equity (2)....     102.5%     103.6%     106.7%       30.1%       35.2%                 34.7%

PER SHARE DATA:
  Earnings per share:
    Basic...............................  $   0.01   $   0.26   $   0.29   $    0.42   $    0.49   $   0.12   $   0.15
    Diluted.............................  $   0.01   $   0.18   $   0.20   $    0.34   $    0.49   $   0.12   $   0.15
  Net operating income per share:(1)
    Basic...............................  $  (0.01)  $   0.16   $   0.27   $    0.42   $    0.49   $   0.12   $   0.12
    Diluted.............................  $   0.00   $   0.11   $   0.19   $    0.35   $    0.48   $   0.12   $   0.12
  Book value per share:
    Basic...............................  $   2.53   $   2.96   $   3.18   $    2.92   $    3.72              $   3.92
  Tangible book value per share:(3)
    Basic...............................  $  (0.64)  $  (0.67)  $  (0.77)  $    2.04   $    2.41              $   2.56

                                                                    AS OF DECEMBER 31,
                                                 --------------------------------------------------------     AS OF
                                                                                                            MARCH 31,
                                                   1996       1997       1998        1999         2000         2001
                                                 --------   --------   --------   ----------   ----------   ----------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
  Total cash and investments...................  $144,681   $159,429   $164,674   $  812,297   $  824,930   $  820,769
  Total assets.................................   242,237    272,575    283,302    1,153,421    1,189,864    1,206,212
  Policyholder related liabilities.............   200,510    207,173    228,958      884,011      877,347      900,563
  Loan payable.................................        --      3,500      4,750       70,000       69,650       67,800
  Series B Preferred Stock.....................     4,000      4,000      4,000           --           --           --
  Series C Preferred Stock.....................        --      5,168      5,168           --           --           --
  Series D Preferred Stock.....................        --         --      2,250           --           --           --
  Shareholders' equity.........................    22,079     25,706     28,318      133,965      173,949      183,555

STATUTORY DATA:(4)
  Statutory capital and surplus.............................................................   $  101,367   $  112,099
  Asset valuation reserve...................................................................        5,384        5,358
  Adjusted capital and surplus..............................................................      106,751      117,457

------------------------------

(1) Represents net income applicable to common shareholders, excluding realized gains, net of tax.

(2) Represents the ratio of intangible assets (the sum of deferred acquisition costs, goodwill and present value of future profits) to shareholders' equity.

(3) Represents the amount of total assets less intangible assets (the sum of deferred acquisition costs, goodwill and present value of future profits), less total liabilities, divided by total shares outstanding.

(4) Includes capital and surplus of PennCorp Life of Canada of C$30,421 as of December 31, 2000 and C$30,470 as of March 31, 2001, as reported to the Office of the Superintendent of Financial Institutions Canada, converted at the related exchange rates of C$0.6671 per U.S. $1.00 as of December 31, 2000 and C$0.6364 per U.S. $1.00 as of March 31, 2001.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. SOME OF THE STATEMENTS IN THIS SECTION ARE "FORWARD-LOOKING STATEMENTS." YOU SHOULD READ THE INFORMATION UNDER "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" FOR SPECIAL INFORMATION ABOUT OUR PRESENTATION OF FORWARD-LOOKING INFORMATION.

OVERVIEW

    We offer life and health insurance designed for the senior market and the self-employed market in all fifty states, the District of Columbia and all of the provinces of Canada. We are also a leading provider of administrative services to other insurers by servicing their senior market products. Our principal insurance products are Medicare supplemental health insurance, fixed benefit accident and sickness disability insurance, long term care insurance, senior life insurance, annuities and other individual life insurance. Our principal business segments are: career agency, senior market brokerage, special markets and administrative services. We also report the corporate activities of our holding company in a separate segment. A description of these segments follows:

    CAREER AGENCY--The career agency segment is comprised of the operations of Pennsylvania Life Insurance Company and PennCorp Life Insurance Company of Canada, both of which we acquired in 1999. PennCorp Life of Canada operates exclusively in Canada, while Pennsylvania Life operates in both the United States and Canada. The career agency segment includes the operations of a career agency field force, which distributes fixed benefit accident and sickness disability insurance, life insurance and supplemental senior health insurance in the United States and Canada. The career agents are under exclusive contract with either Pennsylvania Life or PennCorp Life of Canada and sell only products that we provide.

    SENIOR MARKET BROKERAGE--Our senior market brokerage segment focuses on selling insurance products designed for the senior market, such as Medicare supplement, long term care, senior life insurance and annuities. We distribute these products through independent marketing organizations and general agencies.

    SPECIAL MARKETS--We have accumulated various blocks of business, primarily as a result of acquisitions, that are not part of our core business focus. We manage the run off of these blocks of business in our special markets segment. The products in this segment include traditional, interest-sensitive and group life insurance, individual major medical and other accident and health insurance.

    ADMINISTRATIVE SERVICES--We act as a third party administrator and service provider for both affiliated and unaffiliated insurance companies, primarily with respect to various senior market products and a growing portion of non-insurance products. The services that we perform include policy underwriting, telephone verification, policyholder services, claims adjudication, clinical case management, care assessment and referral to health care facilities. In connection with our acquisition of American Insurance Administration Group, Inc. and CHCS, Inc. in 2000, we have increased our efforts to develop the administrative services segment. In 2000, this segment had fee income of $24.1 million, $13.2 million of which was derived from 35 unaffiliated insurance companies and $10.9 million of which was derived from our insurance company subsidiaries.

    CORPORATE--This segment reflects the corporate activities of our holding company, including the payment of interest on our debt and our public company administrative expenses.

    Intersegment revenues and expenses are reported on a gross basis in each of the operating segments but are eliminated in our consolidated results. These eliminations affect the amounts reported on the individual financial statement line items, but do not change operating income before taxes. The significant items eliminated include intersegment revenue and expense relating to services performed by the administrative services segment for the career agency, senior market brokerage and special market segments and interest on notes issued by the corporate segment to the other operating segments.

RECENT TRENDS

    ACQUISITIONS AND DISPOSITIONS

       - In the fourth quarter of 2000, we decided to exit our individual major medical business to the extent allowed by the relevant policy forms. We believe that we will be able to cancel, by the end of 2002, approximately $27 million of the $31 million of annualized premium that was in force as of December 31, 2000. We will manage the remaining run off premium in force through our special markets segment.

       - In August 2000, we acquired CHCS, Inc., a privately-held administrator of long term care products located in Weston, Florida, for $4.6 million, including $3.3 million in cash, 64,820 shares of our common stock and future cash payments totaling $1.0 million over 18 months.

       - In January 2000, we acquired American Insurance Administration
         Group, Inc., a privately-held third party administrator located in Clearwater, Florida, for $5.8 million, including $2.9 million in cash and 809,860 shares of our common stock.

       - In July 1999, we acquired six insurance companies and certain other assets from PennCorp Financial Group, Inc. We have included in the comparison of our 2000 and 1999 results of operations a simple extrapolation to annualize the five months of activity during 1999 for the acquired business to a twelve-month amount in order to provide a meaningful basis of comparison with the full twelve-month period ended December 31, 2000.

    HEALTH MAINTENANCE ORGANIZATION DISENROLLMENT

    Beginning in 1998, many health maintenance organizations determined that their Medicare programs were unprofitable and therefore decided to terminate these programs. As a result, millions of seniors were involuntarily disenrolled from these programs. This development contributed to our increased new sales of Medicare supplement products in 2000 and 1999. We expect that over time the effect of disenrollment on new Medicare supplement sales will abate. We believe the absence of health maintenance organizations from the Medicare market, assuming that changes in healthcare legislation or policy do not encourage them to re-enter the market, will leave more of the Medicare supplement market to insurers such as us.

RESULTS OF OPERATIONS

    CONSOLIDATED OVERVIEW

    For the purposes of assessing each segment's contribution to net income, we evaluate the results of these segments on a pre-tax, and pre-realized gain
(loss), basis. The following table reflects each segment's operating income contribution and a reconciliation to net income for these items.

                                                                                        FOR THE QUARTER
                                                   FOR THE YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                  ---------------------------------   -------------------
                                                    1998        1999        2000        2000       2001
                                                  ---------   ---------   ---------   --------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Income
  Career Agency.................................   $    --     $11,759    $ 28,814     $6,767    $ 7,366
  Senior Market Brokerage.......................     2,084       3,871       5,491        639      1,318
  Special Markets...............................     1,115       4,618       4,790      2,381      1,083
  Administrative Services.......................     1,980       2,036       3,844        856      1,510
                                                   -------     -------    --------     ------    -------
    Segment operating income....................     5,179      22,284      42,939     10,643     11,277
  Corporate.....................................    (1,503)     (5,987)    (10,019)    (1,869)    (2,446)
                                                   -------     -------    --------     ------    -------
Operating income before realized
  gains and Federal income taxes................     3,676      16,297      32,920      8,774      8,831
Federal income taxes on operating items.........    (1,234)     (6,327)    (10,130)    (3,142)    (3,154)
Redemption accrual on Series C
  and Series D Preferred Stock..................      (434)       (180)         --         --         --
                                                   -------     -------    --------     ------    -------
Net operating income............................     2,008       9,790      22,790      5,632      5,677
Realized gains (losses), net of tax.............       166        (157)         95         26      1,359
                                                   -------     -------    --------     ------    -------
    Net Income applicable to common
      shareholders..............................   $ 2,174     $ 9,633    $ 22,885     $5,658    $ 7,036
                                                   =======     =======    ========     ======    =======
Per share data (diluted):
  Net operating income..........................   $  0.19     $  0.35    $   0.48     $ 0.12    $  0.12
  Realized gains (losses), net of tax...........      0.01       (0.01)       0.01         --       0.03
                                                   -------     -------    --------     ------    -------
    Net Income..................................   $  0.20     $  0.34    $   0.49     $ 0.12    $  0.15
                                                   =======     =======    ========     ======    =======

    QUARTERS ENDED MARCH 31, 2001 AND 2000

    Consolidated net income after realized gains and Federal income taxes increased by $1.3 million to $7.0 million ($0.15 per share) in the first quarter of 2001, compared to $5.7 million ($0.12 per share) in 2000. Net operating income increased slightly to $5.7 million in 2001 compared to $5.6 million in 2000.

    Operating income from the career agency segment increased by $0.6 million. This increase was due primarily to a reduction in general expenses of $1.2 million, offset by an increase in the loss ratio from the Canadian operations.

    The senior market brokerage segment more than doubled its operating income, increasing operating income by $0.7 million. This improvement is the result of continued internally generated growth of business in the segment, primarily in the Medicare supplement and long term care lines, offset in part by a slight deterioration in overall loss ratios for the segment.

    Operating income for the special markets segment declined by $1.3 million from the first quarter of 2000. Overall loss ratios were significantly higher in the first quarter of 2001 for both life and health lines. This was offset, in part, by a reduction in general expense. The cancellation of the major medical block of business resulted in an anticipated decrease in premium.

    Operating income for the administrative services segment nearly doubled in 2001 compared to 2000, primarily as a result of the increase in Medicare premiums being serviced by our administrative services company.

    The operating loss from the corporate segment increased by $0.6 million over the first quarter of 2000. This increase is primarily related to the inclusion in the first quarter of 2000 of $0.4 million relating to an insurance settlement.

    Realized gains for 2001 were generated as a result of efforts to utilize tax capital loss carryforwards, and to limit exposure to foreign exchange risk. In addition, these capital gains had a positive impact on the statutory capital and surplus of Pennsylvania Life.

    Our effective tax rate was 35.6% for 2001 as compared to 35.8% in 2000.

    YEARS ENDED DECEMBER 31, 2000 AND 1999

    Consolidated net income after realized gains and Federal income taxes increased by $13.3 million to $22.9 million ($0.49 per share) in 2000, compared to $9.6 million ($0.34 per share) in 1999. Net operating income increased by $13.0 million to $22.8 million in 2000 compared to $9.8 million in 1999.

    Operating income from the career agency segment increased by $17.1 million, reflecting the inclusion of a full year of operating results in 2000 compared to the inclusion of five months of operating results in 1999. The results for 2000 were consistent with 1999 on an annualized basis.

    The senior market brokerage segment improved results by more than 40%, increasing operating income by $1.6 million. This improvement is the result of continued internally generated growth of business in this segment, primarily in the Medicare supplement and long term care lines, offset in part by a deterioration in overall loss ratios for the segment from 73% to 78%.

    The operating income for the special markets segment for 2000 improved by approximately 4% over 1999. This reflects the inclusion of a full year of operating income in 2000 from the business acquired in 1999 compared to only five months in 1999. However, underwriting results for the segment were negatively impacted by a deterioration of the loss ratios in the major medical line of business. Based in part on the poor performance of this block of business, and in an effort to focus more on strategic core business lines, we decided to exit the major medical business during 2000. As a result, we wrote off $1.4 million of deferred acquisition costs relating to that line of business.

    Operating income from the administrative services segment nearly doubled in 2000 compared to 1999, primarily as a result of the acquisitions of American Insurance Administration Group Inc. in January 2000 and CHCS in August 2000.

    The increase in the operating loss from the corporate segment reflected the inclusion in 2000 of a full year of interest expense and other costs related to the debt incurred in connection with the business we acquired in 1999 compared to the inclusion of only five months of interest expense and other costs for 1999.

    Our effective tax rate was 30.8% for 2000 as compared to 38.9% in 1999. As a result of the increased profitability of the administrative services segment, valuation allowances on certain of the non-life tax loss carryforwards were considered not necessary as of December 31, 2000. The amount of the valuation allowance released was $1.3 million and was recorded as a benefit in the deferred income tax expense.

    YEARS ENDED DECEMBER 31, 1999 AND 1998

    Consolidated net income after realized gains and Federal income taxes increased by $7.5 million to $9.6 million ($0.34 per share) in 1999, compared to $2.2 million ($0.20 per share) in 1998. Net operating income increased by $7.8 million to $9.8 million in 1999 compared to $2.0 million in 1998.

    The addition of the career agency segment, acquired in July 1999, added $11.8 million of operating income during 1999. The senior market brokerage segment increased operating income by $1.8 million, compared to 1998 as a result of internally generated growth combined with improvement in overall loss ratios. The special market segment increased operating income by over $3.5 million, primarily as the result of the business acquired during 1999. Results for the administrative services segment for 1999 were consistent with 1998. The increase in the operating loss from the corporate segment reflected the interest expenses and other costs related to our debt incurred in connection with our 1999 acquisition. Our effective tax rate was 38.9% in 1999 as compared to 33.7% in 1998. The increase in the tax rate was primarily due to the addition of the Canadian operations in the career agency segment. The Canadian statutory tax rate on our Canadian operations was approximately 45%.

    SEGMENT RESULTS--CAREER AGENCY

                                                            FOR THE YEAR ENDED      FOR THE QUARTER
                                                               DECEMBER 31,         ENDED MARCH 31,
                                                            -------------------   -------------------
                                                              1999       2000       2000       2001
                                                            --------   --------   --------   --------
                                                                         (IN THOUSANDS)
Net premiums and policyholder fees:
  Life and annuity........................................  $ 7,198    $17,258     $3,722     $3,657
  Accident & Health.......................................   48,365    112,100     29,592     28,695
                                                            -------    -------     ------     ------
  Net premiums............................................   55,563    129,358     33,314     32,352
Net investment income.....................................   12,133     31,714      7,860      8,050
Other income..............................................      228        647        166        133
                                                            -------    -------     ------     ------
  Total revenue...........................................   67,924    161,719     41,340     40,535
Policyholder benefits.....................................   30,396     81,432     20,771     21,395
Interest credited to policyholders........................      437      1,657        385        388
Change in deferred acquisition costs......................   (2,919)   (12,476)    (2,303)    (3,125)
Amortization of present value of future profits and
  goodwill................................................       12         28          7          7
Commissions and general expenses, net of allowances.......   28,239     62,264     15,713     14,504
                                                            -------    -------     ------     ------
  Total benefits, claims and other deductions.............   56,165    132,905     34,573     33,169
                                                            -------    -------     ------     ------
Segment operating income..................................  $11,759    $28,814     $6,767     $7,366
                                                            =======    =======     ======     ======

    QUARTERS ENDED MARCH 31, 2001 AND 2000

    Operating income from the career agency segment increased by $0.6 million, reflecting the impact of expense savings from our restructuring effort, partially offset by unfavorable morbidity.

    REVENUES. Net premiums for the quarter fell by approximately 3% for the segment compared to the first quarter of 2000. Canadian operations accounted for approximately 37% of the net premiums for the first quarter of 2001 and 36% of the net premiums for the first quarter of 2000. During the second half of 2000, we began to develop new products for the career agency sales force which are based on the senior market brokerage products. Additionally, we focused on the recruiting and training of new agents during 2000. We expect that the impact of these efforts will begin to be reflected in the segment's results during the first half of 2001.

    Net investment income increased by approximately 2% over the first quarter of 2000. The increase results from the increase in the average invested assets for the comparable periods.

    BENEFITS, CLAIMS AND OTHER DEDUCTIONS. Policyholder benefits, including the change in reserves, increased by approximately 3% over the first quarter of 2000. This was due to higher overall loss ratios, most notably at the Canadian operations where the total benefit ratio increased to 60% during the first quarter of 2001 from 55% during 2000.

    The increase in deferred acquisition costs was approximately $0.8 million more in the first quarter of 2001, compared to the increase in 2000, and is directly related to the new business sold in 2001 and 2000. The deferred acquisition costs in this segment relate solely to business sold subsequent to the acquisition of the career agency segment by us.

    Commissions and general expenses decreased by approximately $1.2 million or 8% in the first quarter of 2001 compared to 2000. The decrease is primarily due to the consolidation of the operations from the Raleigh location into the existing operations in Toronto, Canada and Pensacola, Florida.

    YEARS ENDED DECEMBER 31, 2000 AND 1999

    Operating income from the career agency segment increased by $17.1 million, reflecting the inclusion of a full year of operating results for this segment in 2000 compared to the inclusion of five months of operating results in 1999.

    REVENUES. Net premiums for the year fell by approximately 3% for the segment compared to 1999 on an annualized basis. Canadian operations accounted for approximately 37% of the net premiums for both 2000 and 1999. During 2000, we began to develop new products for the career agency sales force which are based on the senior market brokerage products. Additionally, we were focused on the recruiting and training of new agents during the year. We expect that the impact of these efforts will begin to be reflected in this segment's results during the first half of 2001.

    Net investment income increased by approximately 9% over 1999 on an annualized basis. The increase resulted from the increase in the average invested assets for the comparable periods. Average invested assets increased as a result of earnings for the year, as well as the movement of the proceeds from certain acquisition related transactions from short-term investments in 1999 to long term investments in 2000.

    BENEFITS, CLAIMS AND OTHER DEDUCTIONS. Policyholder benefits, including a change in reserves, increased by approximately 12% compared to 1999 on an annualized basis. This was due to higher overall loss ratios.

    The increase in deferred acquisition costs was approximately $5.5 million more in 2000, compared to the increase in 1999 on an annualized basis and is directly related to the new business sold in 2000. The deferred acquisition costs in this segment related solely to business sold subsequent to our acquisition of PennCorp Life of Canada and Pennsylvania Life.

    Commissions and general expenses decreased by approximately $5.5 million or 8% in 2000 compared to 1999 on an annualized basis. Approximately $2.8 million of the decrease related to a reduction in the overall commission rate for the career agents, as well as a reduction in stock-based compensation related to agent production. The remaining decrease related to the decrease in production as compared to 1999 on an annualized basis.

SEGMENT RESULTS--SENIOR MARKET BROKERAGE

                                                                FOR THE YEAR ENDED           FOR THE QUARTER
                                                                   DECEMBER 31,              ENDED MARCH 31,
                                                          ------------------------------   -------------------
                                                            1998       1999       2000       2000       2001
                                                          --------   --------   --------   --------   --------
                                                                             (IN THOUSANDS)
Net premiums and policyholder fees:
  Life and annuity......................................  $ 1,738    $ 1,068    $ 3,669    $   584    $ 1,320
  Accident & Health.....................................   20,069     31,574     48,451     11,119     16,435
                                                          -------    -------    -------    -------    -------
  Net premiums..........................................   21,807     32,642     52,120     11,703     17,755
Net investment income...................................    8,166      9,422     11,391      2,865      2,870
Other income............................................       --         41          3         19          2
                                                          -------    -------    -------    -------    -------
  Total revenue.........................................   29,973     42,105     63,514     14,587     20,627
Policyholder benefits...................................   16,589     23,643     40,656      9,204     14,950
Interest credited to policyholders......................    5,458      5,550      4,996      1,276      1,140
Change in deferred acquisition costs....................   (3,783)    (3,722)    (5,015)      (664)    (1,404)
Amortization of present value of future profits and
  goodwill..............................................      200        183        183         50         82
Commissions and general expenses, net of allowances.....    9,425     12,580     17,203      4,082      4,541
                                                          -------    -------    -------    -------    -------
  Total benefits, claims and other deductions...........   27,889     38,234     58,023     13,948     19,309
                                                          -------    -------    -------    -------    -------
    Segment operating income............................  $ 2,084    $ 3,871    $ 5,491    $   639    $ 1,318
                                                          =======    =======    =======    =======    =======

    The table below details the gross premiums and policyholder fees before reinsurance for the major product lines in the senior market brokerage segment and the corresponding average amount of premium retained. We reinsure a substantial portion of all of our senior market brokerage products with unaffiliated third party reinsurers under various quota share agreements. Medicare supplement written premium is reinsured under quota share reinsurance agreements ranging between 50% and 75% based upon the geographic distribution. We also acquired various blocks of Medicare supplement premium, which we reinsure under quota share reinsurance agreements ranging from 75% to 100%. Under our reinsurance agreements, we reinsure the claims incurred and commissions on a pro rata basis and receive additional expense allowances for policy issue, administration and premium taxes.

                                         FOR THE YEAR ENDED DECEMBER 31,
                        ------------------------------------------------------------------
                                1998                   1999                   2000
                        --------------------   --------------------   --------------------
                          GROSS       NET        GROSS       NET        GROSS       NET
                        PREMIUMS    RETAINED   PREMIUMS    RETAINED   PREMIUMS    RETAINED
                        ---------   --------   ---------   --------   ---------   --------
                                                  (IN THOUSANDS)
Medicare supplement
  acquired............   $66,263       20%     $ 95,062       13%     $145,972        8%
Medicare supplement
  written.............    13,913       41%       34,810       34%       82,013       31%
Other supplemental
  health..............     7,943       50%       12,812       60%       20,701       56%
Senior life
  insurance...........     4,288       50%        3,560       50%        6,625       50%
                         -------               --------               --------
  Total gross
    premiums..........   $92,407       24%     $146,244       22%     $255,311       20%
                         =======               ========               ========

                              FOR THE QUARTER ENDED MARCH 31,
                        -------------------------------------------
                                2000                   2001
                        --------------------   --------------------
                          GROSS       NET        GROSS       NET
                        PREMIUMS    RETAINED   PREMIUMS    RETAINED
                        ---------   --------   ---------   --------
                                      (IN THOUSANDS)
Medicare supplement
  acquired............   $37,540        7%      $38,518        6%
Medicare supplement
  written.............    16,624       31%       35,014       30%
Other supplemental
  health..............     4,907       71%        5,886       61%
Senior life
  insurance...........     1,259       50%        1,936       50%
                         -------                -------
  Total gross
    premiums..........   $60,330       19%      $81,354       22%
                         =======                =======

    QUARTERS ENDED MARCH 31, 2001 AND 2000

    Operating income from the senior market brokerage segment increased by $0.7 million, or 106%, in the first quarter of 2001, compared to the same period of 2000.

    REVENUES. Gross premium written increased $21.0 million, or 35% over 2000. This increase consists of an increase of $18.4 million, or 111%, in Medicare supplement business written by our insurance company subsidiaries, an increase of $1.0 million on Medicare supplement premium acquired through acquisition, an increase of $1.0 million in other senior supplemental health premium and $0.7 million in senior life insurance premium.

    This increase in gross premium written for the senior market products of our insurance company subsidiaries in this segment was the result of strong sales in the prior year together with continued increase in new sales in the current year. Production of our senior market products in this segment amounted to $34.0 million in the current quarter compared to $21.4 million in the same period of the prior year.

    Medicare supplement written premium grew as a result of the increase in number of general agents under contract and by the disenrollment of policyholders due to various health maintenance organizations. In addition, premiums increased due to rate increases that we implemented in 2000 and 2001, offset by expected lapses.

    The increase in Medicare supplement acquired gross premium is due to new sales by our Constitution Life subsidiary, which are 100% ceded, and the effect of rate increases, offset by expected lapses.

    The increase of $1.0 million in other supplemental senior health gross premiums is the result of increased sales of long term care products.

    Net premiums for the first quarter of 2001 increased by approximately
$6.1 million, or 52%, compared to 2000. The net premiums did not increase in line with the gross premiums due to the change in the mix of annualized premium in force. The amount of premium retained increased from 19% in 2000 to 22% in 2001 due to the increase in Medicare supplement premiums written, which we retain 30% on average.

    Net investment income was consistent with the first quarter of 2000.

    BENEFITS, CLAIMS AND OTHER DEDUCTIONS. Policyholder benefits, including the change in reserves, increased by approximately $5.7 million, or 62%, compared to the first quarter of 2000 due to higher annualized premium in force. Of this increase, $4.5 million related to Medicare supplement, $0.9 million related to other supplemental health and $0.3 million related to senior life.

    Interest credited to policyholders decreased by approximately $0.1 million, or 11%, as a result of the decrease in the effective interest rate credited to the policies in 2001 compared to 2000 and the expected lapses of the policies in force.

    The increase in deferred acquisition costs was approximately $0.7 million more in the first quarter of 2001, compared to the increase in the first quarter of 2000. The increase in deferred acquisition costs related to the increase in premiums issued during 2001 compared to 2000.

    Commissions and general expenses increased by approximately $0.5 million or 11% in the first quarter of 2001 compared to 2000. The following table details the components of commission and general expenses:

                                                             QUARTER ENDED
                                                               MARCH 31,
                                                          -------------------
                                                            2000       2001
                                                          --------   --------
                                                            (IN THOUSANDS)
Commissions.............................................  $  9,746   $ 14,174
Other operating costs...................................     7,960      9,374
Reinsurance allowances..................................   (13,624)   (19,007)
                                                          --------   --------
Commissions and general expenses, net of allowances.....  $  4,082   $  4,541
                                                          ========   ========

    The ratio of commissions to gross premiums increased to 17.4% during the first quarter of 2001, from 16.2% in 2000. Other operating costs as a percentage of gross premiums decreased to 11.5% during the first quarter of 2001 from 13.2% in 2000. Commission and expense allowances received from reinsurers as a percentage of the premiums ceded increased to 29.9% during the first quarter of 2001 compared to 28.0% in 2000.

    YEARS ENDED DECEMBER 31, 2000 AND 1999

    Operating income from the senior market brokerage segment increased by $1.6 million, or 42%, in 2000 compared to 1999.

    REVENUES. Gross premium written increased $109.1 million, or 75%, over 1999. This increase consisted of an increase of $47.2 million, or 136%, in Medicare supplement business written by our insurance company subsidiaries, an increase of $50.9 million in Medicare supplement premium acquired through acquisition, an increase of $7.9 million in other senior supplemental health premium and an increase of $3.1 million in senior life insurance premium.

    The increase in gross premium written by our insurance company subsidiaries was the result of a increase in sales of $48.5 million, or 133%, of senior market products from $36.6 million in 1999 to $85.1 million in 2000. Medicare supplement written premium grew as a result of the increase in the number of general agents under contract and by the disenrollment of policyholders by health maintenance organizations. In addition, premiums increased as a result of rate increases that we implemented in 2000. This increase was partially offset by lapses attributable to the rate increases.

    The 1999 amount of gross premium for Medicare supplement acquired included approximately $36.7 million of gross premiums received on policies from the business acquired in 1999 for the five months ended December 31, 1999. On an annualized basis, the gross premium on this acquired business would have been $88.1 million. Gross premiums for this acquired business were $89.7 million in 2000, a $1.6 million increase compared to annualized 1999.

    The increase of $7.9 million in other supplemental health gross premiums was the result of increased new sales of long term care products and an increase of $2.8 million due to the inclusion in 2000 of twelve months of long term care premiums from the business acquired in 1999 compared to the inclusion of only five months of such premiums in 1999. Senior life insurance premium increased in 2000 as a result of increased sales resulting from more general agents under contract.

    Net premiums for 2000 increased by approximately $19.5 million, or 60%, compared to 1999. Net premiums did not increase in line with the gross premiums due to a decrease in the amount of retained Medicare supplement written premium from 34% in 1999 to 31% in 2000. This reduction in retained premium was a result of increased premiums written by our American Pioneer Life Insurance Company subsidiary for which 75% quota share reinsurance agreements are in force. Retained Medicare supplement acquired premium decreased from 13% in 1999 to 8% in 2000 as a result of the inclusion of a full year of the Medicare supplement premium from the business acquired in 1999, which premium was 100% reinsured under agreements that predated the acquisition. The other supplemental senior health insurance retained decreased from 60% in 1999 to 56% in 2000 as result of the increased writing of long term care insurance that is reinsured pursuant to 50% quota share reinsurance agreements.

    Net investment income increased by approximately 21% over 1999, as a result of the increase in the average invested assets for the comparable periods. Average invested assets increased primarily as a result of increased cash flow from operations.

    BENEFITS, CLAIMS AND OTHER DEDUCTIONS. Policyholder benefits, including the change in reserves, increased by approximately $17.0 million, or 72%, compared to 1999. Net policyholder benefits increased more than net premium primarily due to an increase in loss ratios on our Medicare supplement written policies from approximately 70% in 1999 to 75% in 2000. In response to this increase in the loss ratio, we have implemented rate increases, which will be effective during 2001. The loss ratios on the Medicare supplement acquired policies increased slightly from 82% in 1999 to 84% in 2000. In addition, the net benefits incurred from the business acquired in 1999 increased $2.0 million as a result of including twelve months of operations in 2000 compared to only five months of operations in 1999.

    Interest credited to policyholders decreased by approximately $0.6 million, or 10%, as a result of the decrease in the effective interest rate credited to the policies in 2000 compared to 1999 and the expected lapses of policies in force.

    The increase in deferred acquisition costs was approximately $1.3 million more in 2000, compared to the increase in 1999. The increase in deferred acquisition costs related to the increase in premiums issued during 2000 compared to 1999.

    Commissions and general expenses increased by approximately $4.6 million or 37% in 2000 compared to 1999. The following table details the components of commission and other general expenses:

                                                          YEAR ENDED DECEMBER 31,
                                                          ------------------------
                                                            1999           2000
                                                          ---------      ---------
                                                               (IN THOUSANDS)
Commissions.............................................  $ 24,181       $ 43,131
Other operating costs...................................    21,262         33,345
Reinsurance allowances..................................   (32,863)       (59,273)
                                                          --------       --------
Commissions and general expenses, net of allowances.....  $ 12,580       $ 17,203
                                                          ========       ========

    The ratio of commissions to gross premiums remained relatively flat at 16.9% in 2000 and 16.5% in 1999. Other operating costs as a percentage of gross premiums decreased to 13.1% in 2000 from 14.5% in 1999. Commission and expense allowances received from reinsurers as a percentage of the premiums ceded were relatively flat at 29.2% in 2000 compared to 28.9% in 1999.

    YEARS ENDED DECEMBER 31, 1999 AND 1998

    Operating income from the senior market brokerage segment increased by $1.8 million, or 86%, in 1999 compared to 1998.

    REVENUES.  Gross premium written before reinsurance increased
$53.8 million, or 58%, over 1998. This increase consisted of $20.9 million of Medicare supplement business written by our insurance company subsidiaries, an increase of $28.8 million of Medicare supplement premium acquired through acquisition, an increase of $4.9 million in supplemental senior health premium and a reduction of $0.7 million in senior life insurance premium.

    The increase in Medicare supplement gross premium written was the result of the rapid growth of senior market products from 1997 to 1999. This growth was a result of the increase in Medicare supplement issued premium generated by the increase in the number of general agents under contract and by the disenrollment of policyholders by various health maintenance organizations.

    The 1999 amount of gross premium for Medicare supplement acquired included approximately $36.7 million of gross premiums received relating to the business acquired in 1999 for the five months ended December 31, 1999. Medicare supplement premiums for the remaining acquired blocks of business decreased in 1999 by approximately $7.9 million compared to 1998 as a result of expected lapses of the in force policies.

    The increase of $4.9 million in other supplemental senior health gross premiums was the result of increased sales of long term care products and an increase of $2.0 million due to the inclusion of long term care premiums from the business acquired in 1999 for the five months ended December 31, 1999.

    Net premiums for the year increased by approximately $10.8 million, or 50%, compared to 1998. Included in the 1999 amount were $2.0 million of net premiums from the business acquired in 1999.

The remaining increase was less than the increase in gross premiums discussed above due to the amount of retained Medicare supplement written premium decreasing from 41% in 1998 to 34% in 1999. This decrease in the net retained percentage is the result of increased writing by American Pioneer, which has 75% quota share reinsurance agreements in force relative to the amount written by American Progressive, which carries a 50% quota share reinsurance agreements in force. The retained Medicare supplement acquired premium decreased from 20% in 1998 to 13% in 1999 as a result of the inclusion of the Medicare supplement premium from the business acquired in 1999, which was 100% reinsured under agreements that pre-dated the acquisition.

    Net investment income increased by approximately 15% over 1998 to $9.4 million, as a result of the increase in the average invested assets for the comparable periods. Average invested assets increased as a result of increased cash flow from operations.

    BENEFITS, CLAIMS AND OTHER DEDUCTIONS. Policyholder benefits, including the change in reserves, increased by approximately $7.1 million, or 43%, from 1998, compared to the increase in net premiums of 50% noted above. The policyholder benefits did not increase as much as net premiums due to a decrease in loss ratios on the acquired block of Medicare supplement premium not 100% ceded from approximately 96% in 1998 to 82% in 1999. The loss ratios on the Medicare supplement written business were consistent at 70% in 1998 and 70% in 1999. Included in the 1999 amount were $2.1 million of net benefits incurred on the business acquired in 1999.

    Interest credited to policyholders in 1999 was consistent with 1998.

    The increase in deferred acquisition costs amounted to $3.7 million in 1999 and $3.8 million 1998. Increases in the deferred acquisition costs on the supplemental senior health products were offset by corresponding decreases in the annuity deferred acquisition costs balances.

    Commissions and general expenses increased by approximately $3.2 million, or 34%, in 1999 compared to 1998. The following table details the components of commissions and general expenses:

                                                           YEAR ENDED DECEMBER 31,
                                                          -------------------------
                                                             1998          1999
                                                          -----------   -----------
                                                               (IN THOUSANDS)
Commissions.............................................   $ 19,516      $ 24,181
Other operating costs...................................     12,815        21,262
Reinsurance allowances..................................    (22,906)      (32,863)
                                                           --------      --------
Commissions and general expenses, net of allowances.....   $  9,425      $ 12,580
                                                           ========      ========

    The ratio of commissions to gross premiums decreased to 16.5% in 1999 from 21.1% in 1998 as a result of the implementation of rate increases on the acquired Medicare supplement business. Other operating costs as a percentage of gross premiums increased to 14.5% in 1999 from 13.9% in 1998 as a result of the increase in the production of new sales in 1999 over the 1998 amount and the inclusion of the expenses incurred by the business acquired in 1999. Commission and expense allowances received from reinsurers as a percentage of the premiums ceded decreased to 28.9% in 1999 compared to 32.4% in 1998 as a result of the Medicare supplement business acquired in 1999.

    SEGMENT RESULTS--SPECIAL MARKETS

                                                                                       FOR THE QUARTER
                                                  FOR THE YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                 ---------------------------------   -------------------
                                                   1998        1999        2000        2000       2001
                                                 ---------   ---------   ---------   --------   --------
                                                                     (IN THOUSANDS)
Net premiums and policyholder fees:
  Life and annuity.............................   $ 6,485     $ 9,325     $12,773    $ 3,212    $ 3,048
  Accident & Health............................    14,204      17,947      25,502      6,910      4,438
                                                  -------     -------     -------    -------    -------
  Net premiums.................................    20,689      27,272      38,275     10,122      7,486
Net investment income..........................     3,125       8,662      14,704      3,700      3,706
Other income...................................       238         246         332        108         71
                                                  -------     -------     -------    -------    -------
  Total revenue................................    24,052      36,180      53,311     13,930     11,263

Policyholder benefits..........................    14,405      19,216      31,831      7,185      6,456
Interest credited to policyholders.............     1,782       2,681       3,477        901        983
Change in deferred acquisition costs...........       253         412       1,566        (39)       201
Amortization of present value of future profits
  and goodwill.................................       145         314         230         71         68
Commissions and general expenses, net of
  allowances...................................     6,352       8,939      11,417      3,431      2,472
                                                  -------     -------     -------    -------    -------
    Total benefits, claims and other
      deductions...............................    22,937      31,562      48,521     11,549     10,180
                                                  -------     -------     -------    -------    -------
      Segment operating income.................   $ 1,115     $ 4,618     $ 4,790    $ 2,381    $ 1,083
                                                  =======     =======     =======    =======    =======

    QUARTERS ENDED MARCH 31, 2001 AND 2000

    Operating income for the special market segment decreased by 55% compared to the first quarter of 2000. The decrease is primarily attributable to higher overall loss ratios for both the life and health lines of business.

    REVENUES. Net premiums decreased by $2.6 million or 26% during the first quarter of 2001 compared to 2000. Major medical premiums decreased by approximately $2.3 million compared to the first quarter of 2000. This decrease is the result of our decision in the fourth quarter of 2000 to exit the major medical line of business. Life premiums decreased by $0.2 million and other health premiums decreased by $0.1 million.

    Net investment income was consistent with the first quarter of 2000.

    BENEFITS, CLAIMS AND OTHER DEDUCTIONS. Policyholder benefits decreased by $0.7 million in the first quarter of 2001, compared to 2000. Although premiums have declined, loss ratios for the health lines of business have increased.

    Interest credited to policyholders was consistent with the first quarter of 2000.

    The net amortization of deferred acquisition costs of $0.2 million in the first quarter of 2001, compared to a slight increase in deferred acquisition costs in 2000, reflects to lower levels of production as these lines of business run off.

    Commissions and general expenses, net of allowances decreased by $1.0 million, or 28%, during the first quarter of 2001, compared to the same period of 2000. Commissions decreased by approximately $0.3 million, consistent with the decrease in premium noted above. General expenses also decreased by $0.6 million, primarily as a result of the restructuring efforts.

    YEARS ENDED DECEMBER 31, 2000 AND 1999

    Operating results from the special markets segment for 2000 improved approximately 4% compared to 1999.

    REVENUES. Net premiums for 2000 increased by $11.0 million or 40% compared to 1999. Approximately $10.6 million of the increase, including $3.3 million of life premium and $7.3 million of accident and health premium, related to the inclusion of a full year of operating results in 2000 for the business acquired in 1999, compared to the inclusion of only five months in 1999.

    Net investment income increased by $6.0 million compared to 1999, primarily due to the inclusion in 2000 of twelve months of investment income on assets relating to the business acquired in 1999, compared to the inclusion of only five months in 1999.

    BENEFITS, CLAIMS AND OTHER DEDUCTIONS. Policyholder benefits increased by $12.6 million in 2000 compared to 1999. Approximately $9.8 million of the increase related to the inclusion in 2000 of a full year of operating results the business acquired in 1999 compared to the inclusion of only five months of operating results in 1999. Approximately $2.0 million resulted from deterioration in the loss ratios from segment's for the major medical business of the segment. The remaining increase related to adverse mortality for the life business in 2000 compared to 1999.

    The increase in interest credited of $0.8 million was due primarily to the inclusion of a full year of operating results for the business acquired in 1999.

    The increase in the net amortization of deferred acquisition costs related primarily to our decision to exit the major medical line of business. As a result of this decision, we wrote off approximately $1.4 million of deferred acquisition costs in 2000. We believe that we will be able to cancel, by the end of 2002, approximately $27.0 million of the $31.0 million of annualized premium in force for this line of business.

    Commissions and general expenses, net of allowances, increased by $2.5 million, or 28%, during 2000. An increase of approximately $3.3 million was due to the inclusion of a full year of operating results of the business acquired in 2000 compared to the inclusion of only five months of operating results in 1999. Offsetting this increase was a decrease in operating expenses relating to existing blocks of business.

    YEARS ENDED DECEMBER 31, 1999 AND 1998

    Operating results from the special markets segment for 1999 increased by $3.5 million compared to 1998, primarily as a result of the addition of the business acquired in 1999.

    REVENUES. Net premiums for 1999 increased by $6.6 million or 32% compared to 1998. The business acquired in 1999 added approximately $11.5 million during 1999. This increase was offset by a decrease in health premiums at the existing companies due to expected lapses of policies in force.

    Net investment income increased by $5.5 million compared to 1998. Income on assets relating to the business acquired in 1999 added $4.8 million during 1999. The remaining increase related to an increase in the invested assets of our existing companies.

    BENEFITS, CLAIMS AND OTHER DEDUCTIONS. Policyholder benefits increased by $4.8 million in 1999 compared to 1998. Approximately $8.1 million related to the business acquired in 1999. Offsetting this was a decrease at the existing companies, directly related to the decrease in premiums noted above.

    The increase in interest credited of $0.9 million was due primarily to the inclusion of the business acquired in 1999.

    Commissions and general expenses, net of allowances, increased by $2.6 million, or 41%, during 1999. An increase of approximately $3.5 million was due to the business acquired in 1999. Offsetting this increase was a decrease in operating expenses for the existing blocks of business, related to the decrease in premium noted above.

    SEGMENT RESULTS--ADMINISTRATIVE SERVICES

                                                           FOR THE YEAR ENDED           FOR THE QUARTER
                                                              DECEMBER 31,              ENDED MARCH 31,
                                                     ------------------------------   -------------------
                                                       1998       1999       2000       2000       2001
                                                     --------   --------   --------   --------   --------
                                                                        (IN THOUSANDS)
Net investment income..............................   $   --     $   --    $    77     $   --     $   66
Service fee income.................................    8,700      9,290     24,130      5,265      7,980
                                                      ------     ------    -------     ------     ------
  Total revenue....................................    8,700      9,290     24,207      5,265      8,046
Amortization of present value of future profits and
  goodwill.........................................       --         --      2,920        768        567
Commissions and general expenses...................    6,720      7,254     17,443      3,641      5,969
                                                      ------     ------    -------     ------     ------
  Total benefits, claims and other deductions......    6,720      7,254     20,363      4,409      6,536
                                                      ------     ------    -------     ------     ------
    Segment operating income.......................   $1,980     $2,036    $ 3,844     $  856     $1,510
                                                      ======     ======    =======     ======     ======

    QUARTERS ENDED MARCH 31, 2001 AND 2000

    Operating income for the administrative services segment for the 2001 period was nearly double the amount in 2000, primarily as the result of the increase in Medicare premiums being serviced by our administrative services company.

    Administrative services revenue increased by $2.7 million, or 52%, in 2001 as compared to 2000. Fees from CHCS, acquired in August 2000, added
$1.7 million to the segment in 2001, while fees earned on affiliated policies serviced by our Pensacola operation increased $1.1 million. In 2001, 71% of the $8.0 million of fees earned were from affiliated companies compared to 81% of the $5.3 million in 2000.

    Operating expenses for the segment increased by $2.3 million. Approximately $1.7 million of the increase related to the acquisition of CHCS. The remaining increase of $0.6 million related to the costs associated with the increase in business administered in our Pensacola operation.

    The amortization of present value of future profits and goodwill related primarily to the acquisition of American Insurance Administrative Group. Approximately $7.7 million of present value of future profits was established when American Insurance Administrative Group was acquired. It is being amortized in proportion to the expected profits from the contracts in force on the date of acquisition. A large portion of the contracts had a remaining term of three years; accordingly, the amortization is heavily weighted to those periods. During 2001, approximately $0.5 million was amortized compared to $0.7 million in 2000. As of March 31, 2001, $4.3 million or 56%, of the original amount remains unamortized. We anticipate that 78% of the remaining balance will be amortized by December 31, 2002. The remaining amortization relates to the goodwill established in connection with the acquisition of CHCS.

    YEARS ENDED DECEMBER 31, 2000 AND 1999

    Operating income for the administrative services segment nearly doubled in 2000 compared to 1999, primarily as a result of the acquisition of American Insurance Administration Group in January 2000 and the acquisition of CHCS in August 2000.

    Revenue from the administrative services segment increased by $14.9 million, or 161%, in 2000 as compared to 1999. Fees from American Insurance Administrative Group added $10.3 million in revenues and CHCS, acquired in August 2000, added $2.2 million in revenues to the segment in 2000. Affiliated revenues at WorldNet Services Corp. increased by $2.7 million as a result of the increase in premiums serviced by WorldNet on behalf of affiliated insurance subsidiaries.

    As of December 31, 2000, the administrative services segment administered more than $308.5 million of annualized in force premium. Approximately
$276.7 million of annualized premium in force was administered on behalf of affiliates. This, combined with fees for telephone support and managed care and claims services on behalf of the affiliated insurance subsidiaries, generated $18.1 million of affiliated revenue for 2000. The remaining $6.0 million was generated from services provided to unaffiliated companies.

    The amortization of present value of future profits and goodwill in 2000 related primarily to the acquisition of American Insurance Administration Group. Approximately $7.7 million of present value of future profits was established when we acquired that company. The present value of future profits and goodwill will be amortized in proportion to the expected profits from the contracts in force on the date of acquisition. A large portion of the contracts had a remaining term of three years and accordingly, the amortization is heavily weighted to that period. During 2000, approximately $2.8 million, or 37% of the original balance, was amortized. Based on the current schedule, we anticipate amortizing approximately 27% in 2001 and 20% in 2002. The remaining amortization related to the goodwill established in connection with the acquisition of CHCS.

    Operating expenses for the segment increased by $10.2 million in 2000 compared to 1999. Approximately $8.1 million of the increase related to the two acquisitions. The remaining increase related to the costs associated with the increase in business administered for our affiliated insurance subsidiaries.

    YEARS ENDED DECEMBER 31, 1999 AND 1998

    Operating income for the administrative services segment for 1999 increased by 3% compared to 1998.

    Revenue from the administrative service segment increased by $0.6 million, or 7%, in 1999 as compared to 1998. This increase related to affiliated revenues at WorldNet as a result of the increase in premiums serviced by WorldNet on behalf of affiliated insurance subsidiaries. During 1999, WorldNet's business was primarily the administration of blocks of business on behalf of our affiliated insurance subsidiaries.

    Operating expenses for the segment increased by $0.5 million in 1999 as compared to 1998. The increase related to the costs associated with the increase in business administered for our affiliated insurance subsidiaries.

    SEGMENT RESULTS--CORPORATE

    The following table presents the primary components comprising the corporate segment's operating loss:

                                                           FOR THE YEAR ENDED           FOR THE QUARTER
                                                              DECEMBER 31,              ENDED MARCH 31,
                                                     ------------------------------   -------------------
                                                       1998       1999       2000       2000       2001
                                                     --------   --------   --------   --------   --------
                                                                        (IN THOUSANDS)
Interest cost of acquisition financing.............   $   --     $2,859    $ 7,097     $1,680     $1,618
Insurance settlement...............................       --         --       (350)      (350)        --
Amortization of capitalized loan origination
  fees.............................................       --        220        528        132        132
Stock-based compensation expense...................       --        921        757        201        250
Other parent company expenses......................    1,036      1,789      1,844        339        460
Other (revenue) expenses, net......................      467        198        143       (133)       (14)
                                                      ------     ------    -------     ------     ------
Segment operating loss.............................   $1,503     $5,987    $10,019     $1,869     $2,446
                                                      ======     ======    =======     ======     ======

    QUARTERS ENDED MARCH 31, 2001 AND 2000

    The net loss from the corporate segment increased by $0.6 million. This increase related primarily to the receipt of proceeds in 2000 from an insurance settlement. The decrease in the interest cost is due to a lower average outstanding balance, as a result of principal repayments, for the first quarter of 2001, compared to 2000. The rate was slightly better during the first quarter as well. See "Liquidity and Capital Resources" for additional information regarding our credit facility.

    YEARS ENDED DECEMBER 31, 2000 AND 1999

    The increase in the interest cost and the amortization of capitalized loan fees reflected the inclusion of a full year's costs in 2000 compared to five months in 1999. The stock-based compensation expense decreased due to termination of options as the result of employees leaving the company prior to vesting.

    YEARS ENDED DECEMBER 31, 1999 AND 1998

    The interest cost of acquisition financing and the amortization of capitalized loan origination fees incurred in 1999 related to the financing of the business we acquired in 1999. Accordingly, 1999 includes five months of these costs. The stock-based compensation expenses of approximately
$0.9 million incurred in 1999 related to the issue of stock options and bonuses to employees and members of management.

    ELIMINATIONS

    The results by segment discussed above do not reflect the elimination of intersegment revenues. However, the consolidated results include the elimination of the revenues and expenses associated with services performed by the administrative services segment for affiliates of $5.7 million for the first quarter of 2001 and $4.2 million for the first quarter of 2000 and the elimination of interest income and expense on bonds issued by the corporate segment to an affiliate of $0.2 million for the first quarter of 2001 and $0.2 million for the first quarter of 2000.

    The corporate segment reflects the elimination of revenues and expenses associated with services performed by our administrative services segment for our insurance company subsidiaries. These eliminations amounted to $18.1 million for 2000, $7.3 million for 1999 and $6.5 million for 1998. The corporate segment also reflects the elimination of interest income and expense on debentures issued by our parent holding company to our American Progressive subsidiary of $0.7 million for 2000, $0.7 million for 1999 and $0.6 million for 1998.

LIQUIDITY AND CAPITAL RESOURCES

    We use capital primarily to maintain or increase the surplus of our insurance company subsidiaries and to support our holding company as an insurance holding company. In addition, we require capital to fund our anticipated growth through acquisitions of other companies or blocks of insurance business.

    We require cash to meet our obligations under our credit facility and our outstanding debentures held by our subsidiary, American Progressive. We also require cash to pay the operating expenses necessary to function as an insurance holding company (applicable insurance department regulations require us to bear our own expenses), and to meet the costs involved in being a public company.


    Our $80 million credit facility consists of a $70 million term loan and a $10 million revolving loan facility. The loans call for interest at LIBOR for one, two, three or six months plus 350 basis points. Principal repayments are due on a quarterly basis over a seven-year period that commenced on July 31, 2000. The final maturity date of the facility is July 31, 2006. We pay a commitment fee of 50 basis points on the unutilized portion of the revolving facility. The term loan is secured by a first priority security interest in 100% of the outstanding common stock of American Exchange, American Progressive, and WorldNet Services, and 65% of the outstanding common stock of UAFC
(Canada) Inc. (the parent of PennCorp Life of Canada) and 100% of the outstanding common stock of two immaterial subsidiaries. As of May 1, 2001, $63.0 million was outstanding under the term loan and $3.0 million was outstanding under the revolving loan facility. We incurred the revolving indebtedness in connection with our acquisition of CHCS in August 2000. For 2000, we paid $7.1 million in interest and repaid $3.4 million in principal on the term loan. For the period January 1, through April 30, 2001, we paid
$2.1 million in interest and repaid $3.7 million in principal on the term loan.


    In connection with an agreement entered into in 1996 under which American Pioneer became a direct subsidiary of our holding company rather than an indirect subsidiary owned through American Progressive, our holding company issued $7.9 million in debentures to American Progressive. Our holding company pays interest on the debentures quarterly at a rate of 8.50%. During 2000, our parent holding company paid $0.7 million in interest on these debentures to American Progressive, which was eliminated in consolidation. We expect to use a portion of the net proceeds of this offering to repay all or a portion of these debentures, which are otherwise due between September 2002 and May 2003.

    Cash generated by our insurance company subsidiaries will be made available to our holding company, principally through periodic payments of principal and interest on surplus notes. As of March 31, 2001, the principal amount of surplus notes owed to our holding company from our American Exchange subsidiary totaled $70 million. The notes pay interest to our parent holding company at LIBOR plus 375 basis points. We anticipate that the surplus notes will be primarily serviced by dividends from Pennsylvania Life, a wholly owned subsidiary of American Exchange, and by tax-sharing payments among the insurance companies that are wholly owned by American Exchange and file a consolidated Federal income tax return. During 2000, Pennsylvania Life paid $2.9 million and Union Bankers paid $2.0 million in dividends to American Exchange. In addition, the insurance companies included in the tax allocation agreement with American Exchange paid $4.8 million in tax sharing payments to American Exchange. During 2000, American Exchange paid $7.2 million in interest on the surplus notes to our parent holding company. During 2001 to date, American Exchange has paid
$1.6 million in interest on the surplus notes to our parent holding company. No principal payments were made during 2000 and 2001 to date. In addition, in 2000, our Peninsular Life subsidiary paid an extraordinary dividend of $1.5 million to our holding company.

    We believe that our current cash position, the availability of the revolving credit facility, the expected cash flows of the non-insurance companies and the surplus note interest payments from

American Exchange can support our parent holding company obligations for the foreseeable future. However, there can be no assurance as to our actual future cash flows or to the continued availability of dividends from our insurance company subsidiaries.

    INSURANCE SUBSIDIARIES

    Our insurance company subsidiaries are required to maintain minimum amounts of capital and surplus as determined by statutory accounting practices. As of March 31, 2001, each insurance company subsidiary's statutory capital and surplus exceeded its respective minimum requirement. However, substantially more than these minimum amounts are needed to meet statutory and administrative requirements of adequate capital and surplus to support the current level of our insurance company subsidiaries' operations. As of March 31, 2001 the statutory capital and surplus, including asset valuation reserves, of our U.S. domiciled insurance subsidiaries totaled $98.1 million. We intend to contribute at least $5.0 million of the net proceeds of this offering to the capital of our American Pioneer subsidiary to support the growth of its business. We also expect to use $5 million of the net proceeds of this offering to purchase a note payable to our Pennsylvania Life Insurance Company subsidiary from our PFI, Inc. subsidiary and to use at least $5 million to repay all or a portion of the $7.9 million of debentures owing from our parent holding company to our American Progressive subsidiary. By using a portion of the net proceeds of this offering to increase the capital and surplus of our insurance company subsidiaries and to repay the intercompany notes, we seek to improve their capital adequacy as evaluated by rating agencies and some regulators.

    The National Association of Insurance Commissioners has developed and state insurance regulators have adopted risk-based capital requirements on life insurance enterprises. As of March 31, 2001 all of our U.S. insurance company subsidiaries maintained ratios of total adjusted capital to risk-based capital in excess of the minimum trigger point for regulatory action.

    PennCorp Life of Canada and Pennsylvania Life's Canadian branch are subject to Canadian capital requirements and report results to Canadian regulatory authorities based upon Canadian statutory accounting principles that vary in some respects from U.S. statutory accounting principles. Canadian net assets based upon Canadian statutory accounting principles were $53.4 million as of March 31, 2001. PennCorp Life of Canada maintained a minimum continuing capital and surplus requirement ratio in excess of the minimum requirement and Pennsylvania Life's Canadian branch maintained a test of adequacy of assets in Canada and margin ratio in excess of the minimum requirement as of March 31, 2001.

    Dividend payments by our insurance companies to our parent holding company or to intermediate subsidiaries are limited by, or subject to the approval of the insurance regulatory authorities of each insurance company's state of domicile. Such dividend requirements and approval processes vary significantly from state to state. The maximum amount of dividends which can be paid to American Exchange from Pennsylvania Life (to assist in the service of the surplus note held by American Exchange) without the prior approval of the Pennsylvania Department of Insurance is restricted to the greater of 10% of the Pennsylvania Life's surplus as regards policyholders as of the preceding December 31 or the net gain from operations during the preceding year, but such dividends can be paid only out of unassigned surplus. Thus, future earnings of Pennsylvania Life would be available for dividends without prior approval, subject to the restrictions noted above. Based upon the current dividend regulations of the respective states, Pennsylvania Life would be able to pay ordinary dividends of up to $12.1 million, Constitution Life would be able to pay ordinary dividends of approximately $1.5 million and Union Bankers would be able to pay ordinary dividends of approximately $1.4 million to American Exchange (their direct parent) without the prior approval from their respective insurance departments in 2001. Additionally, in 2001 Peninsular Life would be able to pay ordinary dividends of up to $1.2 million to American Pioneer without prior approval from the Florida Insurance Department.

We do not expect that our remaining insurance company subsidiaries will be able to pay an ordinary dividend in 2001.

    Liquidity for our insurance company subsidiaries is measured by their ability to pay scheduled contractual benefits, pay operating expenses, and fund investment commitments. Sources of liquidity include scheduled and unscheduled principal and interest payments on investments, premium payments and deposits and the sale of liquid investments. We believe that these sources of cash for our insurance company subsidiaries exceed scheduled uses of cash.

    Liquidity is also affected by unscheduled benefit payments including death benefits, benefits under accident and health insurance policies and interest-sensitive policy surrenders and withdrawals. The amount of surrenders and withdrawals is affected by a variety of factors such as credited interest rates for similar products, general economic conditions and events in the industry that affect policyholders' confidence. Although the contractual terms of substantially all of our in force life insurance policies and annuities give the holders the right to surrender the policies and annuities, we impose penalties for early surrenders. As of March 31, 2001, we held reserves that exceeded the underlying cash surrender values of our in force life insurance and annuities by $17.6 million. Our insurance company subsidiaries, in our view, have not experienced any material changes in surrender and withdrawal activity in recent years.

    Changes in interest rates may affect the incidence of policy surrenders and withdrawals. In addition to the potential impact on liquidity, unanticipated surrenders and withdrawals in a changed interest rate environment could adversely affect earnings if we were required to sell investments at reduced values in order to meet liquidity demands. We manage our asset and liability portfolios in order to minimize the adverse earnings impact of changing market rates. We seek to invest in assets that have duration and interest rate characteristics similar to the liabilities that they support.

    The net yields on our cash and invested assets increased slightly from 6.79% in 1999 to 6.88% in 2000 and 7.03% in the first quarter of 2001. A significant portion of these securities are held to support the liabilities for policyholder account balances, which liabilities are subject to periodic adjustments to their credited interest rates. The credited interest rates of the interest-sensitive policyholder account balances are determined by us based upon factors such as portfolio rates of return and prevailing market rates and typically follow the pattern of yields on the assets supporting these liabilities.

    As of March 31, 2001, our insurance company subsidiaries held cash and cash equivalents totaling $29.1 million, as well as fixed maturity securities that could readily be converted to cash with carrying values (and fair values) of $755.2 million. The fair values of these holdings totaled more than $784.3 million as of March 31, 2001.

    In January 2000, we announced a plan to consolidate the Raleigh-based operations of the business we acquired in 1999 into our locations in Toronto, Pensacola and Orlando in order to improve operating efficiencies and capabilities. The plan to consolidate these operations was being formed at the date of the acquisition and was approved by the Board of Directors. Accordingly, we recorded in 2000 an $11.1 million restructuring liability in our accounting for the acquisition. These restructuring costs were accounted for under EITF No 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." As of March 31, 2001, the restructuring liability consisted of employee separation costs of $0.5 million.

    INVESTMENTS

    Our investment policy is to balance the portfolio duration to achieve investment returns consistent with the preservation of capital and maintenance of liquidity adequate to meet payment of policy benefits and claims. We invest in assets permitted under the insurance laws of the various states in which we operate. Such laws generally prescribe the nature, quality of and limitations on various types of investments that may be made. We currently engage the services of two investment advisors under the direction of the management of our insurance company subsidiaries and in accordance with guidelines adopted by their respective boards of directors. Conning Asset Management manages our fixed maturity portfolio in the United States and Elliot & Page manages our Canadian fixed maturity portfolio. Our policy is not to invest in derivative programs or other hybrid securities, except for GNMA's, FNMA's and investment grade corporate collateralized mortgage obligations. We invest primarily in fixed maturity securities of the U.S. Government and its agencies and in corporate fixed maturity securities with investment grade ratings of "Baa3" (Moody's Investors Service), "BBB-" (Standard & Poor's Corporation) or higher. As of March 31, 2001, 97.6% of our fixed maturity investments had investment grade ratings from Moody's Investors Service or Standard & Poor's Corporation. However, we do own some investments that are rated "BB+" or below by Standard & Poor's (together 2.4% and 2.9% of total fixed maturities as of March 31, 2001 and December 31, 2000). Fixed maturities with a carrying value of $0.6 million were non-income producing for the three months ended March 31, 2001. We wrote down the value of certain fixed maturity securities by $1.2 million during the quarter ended March 31, 2001, by $0.5 million during 2000 and by $0.6 million during 1999. In each case, these write-downs represent our estimate of other than temporary declines in value and were included in net realized gains (losses) on investments in our consolidated statements of operations.

FEDERAL INCOME TAXATION OF THE COMPANY

    We file a consolidated return for Federal income tax purposes, in which American Exchange and the companies acquired in 1999 are not currently permitted to be included. As of December 31, 2000, we (exclusive of American Exchange and the companies acquired in 1999) had net operating tax loss carryforwards of approximately $9.4 million that expire in the years 2005 to 2019. As of December 31, 2000, we also had an Alternative Minimum Tax ("AMT") credit carryforward for Federal income tax purposes of approximately $0.4 million that can be carried forward indefinitely. As a result of the change in our ownership in July 1999, our use of most of our loss carryforwards are subject to annual limitations.

    American Exchange and the other U.S. companies acquired in 1999 file a separate consolidated Federal income tax return. As of December 31, 2000, these companies had net operating loss carryforwards, most of which were incurred prior to their acquisition by us, of approximately $46.7 million that expire in the years 2007 to 2013. As a result of the change in the ownership of the companies acquired in 1999, use of most of these loss carryforwards are subject to annual limitations.

    We carried valuation allowances of $10.4 million as of March 31, 2001 and $10.4 million as of December 31, 2000, with respect to our tax loss carryforwards (deferred tax assets). We determine a valuation allowance based upon an analysis of projected taxable income and our ability to implement prudent and feasible tax planning strategies. The tax planning strategies include the expense reductions anticipated from our recent reorganization and from the income generated by our administrative services companies WorldNet, American Insurance Administration Group and CHCS. As a result of the increased profitability of the administrative services segment, valuation allowances on certain of the non-life tax loss carryforwards were considered not necessary as of December 31, 2000. The amount of the valuation allowance released was $1.3 million and was recorded as a benefit in the deferred income tax expense. This decrease was partially offset by the establishment of a valuation allowance for the purchased net operating losses of CHCS, which are subject to limitation on their use. We believe it is more likely than not that we will realize the recorded net deferred tax assets.

    Our U.S. insurance company subsidiaries are taxed as life insurance companies as provided in the Internal Revenue Code. The Omnibus Budget Reconciliation Act of 1990 amended the Internal Revenue Code to require a portion of the expenses incurred in selling insurance products to be capitalized and amortized over a period of years, as opposed to an immediate deduction in the year incurred. Instead of measuring actual selling expenses, the amount capitalized for tax purposes is based on a percentage of premiums. In general, the capitalized amounts are subject to amortization over a ten-year period. Since this change only affects the timing of the deductions, it does not, assuming stability of rates, affect the provisions for taxes reflected in our financial statements prepared in accordance with GAAP. However, by deferring deductions, the change does have the effect of increasing the current tax expense, thereby reducing statutory surplus. Because of our insurance company subsidiaries' net operating loss carryforwards, there was no material increase in our current income tax provision for any of the three years in the period ended
December 31, 2000 due to this provision.

EFFECTS OF ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement
No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended in June 1999 and June 2000. Statement No. 133 establishes accounting and reporting standards for derivative instruments and is effective for fiscal years beginning after June 15, 2000. Because of our minimal use of derivatives, the adoption of Statement No. 133 did not have a significant effect on our earnings or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    In general, market risk relates to changes in the value of financial instruments that arise from adverse movements in interest rates, equity prices and foreign exchange rates. We are exposed principally to changes in interest rates that affect the market prices of our fixed income securities.

    INTEREST RATE SENSITIVITY

    Our profitability could be affected if we were required to liquidate fixed income securities during periods of rising and/or volatile interest rates. However, we attempt to mitigate our exposure to adverse interest rate movements through a combination of active portfolio management and by staggering the maturities of our fixed income investments to assure sufficient liquidity to meet our obligations and to address reinvestment risk considerations. Our insurance liabilities generally arise over relatively long periods of time, which typically permits ample time to prepare for their settlement. To date, we have not used various financial risk management tools on our investment securities, such as interest rate swaps, forwards, futures and options to modify our exposure to changes in interest rates. However, we may consider using risk management tools in the future.

    Certain classes of mortgage backed securities are subject to significant prepayment risk due to the fact that in periods of declining interest rates, individuals may refinance higher rate mortgages to take advantage of the lower rates then available. We monitor and adjust our investment portfolio mix to mitigate this risk.

    We regularly conduct various analyses to gauge the financial impact of changes in interest rate on our financial condition. The ranges selected in these analyses reflect our assessment as being reasonably possible over the succeeding twelve-month period. The magnitude of changes modeled in the accompanying analyses should not be construed as a prediction of future economic events, but rather, be treated as a simple illustration of the potential impact of such events on our financial results.

    The sensitivity analysis of interest rate risk assumes an instantaneous shift in a parallel fashion across the yield curve, with scenarios of interest rates increasing and decreasing 100 and 200 basis points from their levels as of March 31, 2001, and with all other variables held constant. A 100 basis point increase in market interest rates would result in a pre-tax decrease in the market value of our fixed income investments of $40.0 million and a 200 basis point increase would result in a $77.6 million decrease. Similarly, a 100 basis point decrease in market interest rates would result in a pre-tax increase in the market value of our fixed income investments of $41.9 million and a 200 basis point decrease would result in a $86.7 million increase.

    CURRENCY EXCHANGE RATE SENSITIVITY

    Portions of our operations are transacted using the Canadian dollar as the functional currency. As of and for the three months ended March 31, 2001, approximately 13.1% of our assets, 19.1% of our revenues and 24.8% of our operating income before taxes were derived from the Canadian operations. As of and for the year ended December 31, 2000, approximately 14.1% of our assets, 20.0% of our revenues and 35.6% of our operating income before taxes were derived from Canadian operations. Accordingly, our earnings and shareholders' equity are affected by fluctuations in the value of the U.S. dollar as compared to the Canadian dollar. Although this risk is somewhat mitigated by the fact that both the assets and liabilities for our foreign operations are denominated in Canadian dollars, we are still subject to translation losses.

    We periodically conduct various analyses to gauge the financial impact of changes in the foreign currency exchange rate on our financial condition. The ranges selected in these analyses reflect our assessment of what is reasonably possible over the succeeding twelve-month period.

    As of March 31, 2001, a 10% strengthening of the U.S. dollar relative to the Canadian dollar would result in a decrease in our quarterly operating income before taxes of approximately $0.2 million and a decrease in shareholders' equity of approximately $5.4 million. Our sensitivity analysis of the effects of changes in currency exchange rates does not factor in any potential change in sales levels, local prices or any other variable.

    The magnitude of changes reflected in the above analysis regarding interest rates and foreign currency exchange rates should, in no manner, be construed as a prediction of future economic events, but rather as a simple illustration of the potential impact of such events on our financial results.

                                    BUSINESS

GENERAL

    We offer life and health insurance designed for the senior market and the self-employed market. We are also a leading provider of administrative services to other insurers by servicing their senior market products. We develop, market and administer our insurance products and provide administrative services through nine insurance company subsidiaries and three administrative services company subsidiaries. Our principal insurance products are Medicare supplemental health insurance, fixed benefit accident and sickness disability insurance, long term care insurance, senior life insurance, annuities and other individual life insurance. Taken together, our insurance company subsidiaries are licensed to do business in all fifty states, the District of Columbia, and all the provinces of Canada. During the three years ended December 31, 2000, our net income has increased from $2.2 million to $22.9 million and our total assets have grown from $272.6 million to $1.2 billion.

SENIOR MARKET OPPORTUNITY

    We believe attractive growth opportunities exist in serving the senior market. The population of senior citizens (persons over age 65) in the U.S. is projected to grow from the current estimated level of approximately 35 million to approximately 70 million by 2030, according to the U.S. Census Bureau. We believe that the shift in population towards individuals over age 65 presents significant opportunities for us as seniors and their children start to focus on elder care needs and insurance coverage for those needs. Furthermore, as health and medical technologies increase life expectancy and if health maintenance organizations continue to de-emphasize Medicare coverage, we believe the number of seniors requiring some form of health insurance coverage from traditional insurers will increase.

OUR OPERATING SEGMENTS

    We manage our business primarily through the following principal operating segments:

    SENIOR MARKET BROKERAGE

    Our senior market brokerage segment focuses on selling insurance products designed for the senior market, including Medicare supplement, long term care, senior life insurance and annuities through independent marketing organizations and general agencies. This segment's operations are conducted primarily by the following direct and indirect subsidiaries:

    - American Pioneer Life Insurance Company

    - American Progressive Life & Health Insurance Company of New York

    - American Exchange Life Insurance Company

    - Constitution Life Insurance Company

    - Union Bankers Insurance Company

    CAREER AGENCY

    Our career agency segment traditionally has concentrated on selling fixed benefit accident and sickness disability insurance and individual life insurance products to the self-employed market. This segment has recently increased its focus on senior market product. This segment's operations are conducted by the following direct and indirect subsidiaries:

    - Pennsylvania Life Insurance Company

    - PennCorp Life Insurance Company of Canada

    ADMINISTRATIVE SERVICES

    Our administrative services segment performs administrative services that support insurance and non-insurance products, primarily for the senior market. We perform the full range of administrative services for senior market insurance products, including policy underwriting and issuance, telephone verification, policyholder services, claims adjudication, clinical case management, care assessment and referral to health care facilities. In 2000, this segment had fee income of $24.1 million, $13.2 million of which was derived from 35 unaffiliated companies and $10.9 million of which was derived from our insurance company subsidiaries. We are also increasingly performing similar services, particularly in the long term care area, for non-insurance products offered both by insurance and non-insurance companies. For example, we have begun to market our Nurse Navigator-TM- program, a non-insurance elder care service that includes health related information and referrals, and access to nationwide networks of geriatric case managers and long term care providers on a discounted basis. This segment's operations are conducted by the following subsidiaries:

    - CHCS, Inc.

    - WorldNet Services Corp.

    - American Insurance Administration Group, Inc.

OTHER SEGMENTS

    SPECIAL MARKETS

    We have accumulated various blocks of business primarily as a result of acquisitions, that are not part of our core business focus. We manage the run off of these blocks of business in our special markets segment. The products in this segment include traditional, interest-sensitive and group life insurance, individual major medical and other accident and health insurance. In the fourth quarter of 2000, we decided to exit our individual major medical business to the extent that we are permitted to do so.

    CORPORATE

    The results of operations of our corporate segment include the public company administrative expenses of our holding company and the interest expenses of our debt.

OUR BUSINESS STRATEGY

    Our business strategy is to pursue growth in our insurance businesses, improve operating efficiency and develop our fee-based administrative business. The principal components of this strategy are to:

    - CONTINUE TO GROW OUR EXISTING OPERATIONS. We have grown internally through the development of competitive insurance products and services particularly designed for and targeted to the senior market and through the expansion of our distribution channels and geographical reach. We believe that the shift in the U.S. population toward individuals over 65 presents attractive opportunities to increase the sales of our senior market products.

    - CONTINUE TO COMPLEMENT OUR INTERNAL GROWTH THROUGH ACQUISITIONS. Over the past ten years, we have grown through the acquisition and integration of nine insurance companies, three blocks of insurance business and three administrative services companies. Our largest acquisition to date was the acquisition of six insurance companies, including Pennsylvania Life Insurance Company, from PennCorp Financial for $130.5 million in cash in 1999. We seek opportunistically to acquire insurance companies, service companies and blocks of in-force insurance business that complement our core product lines and expand our geographic reach.

    - MAXIMIZE OUR SENIOR MARKET EXPERTISE TO DEVELOP OUR ADMINISTRATIVE SERVICES BUSINESS. We have expanded beyond our traditional insurance business to the administration of senior market insurance and non-insurance products. We believe that our experience in selling insurance products to the senior market and our administrative services company acquisitions provides us with the expertise and infrastructure to continue as a leading third party administrator for Medicare supplement and long term care products. We currently provide administrative services for 35 non-affiliated insurance companies as well as six of our own insurance company subsidiaries. We are also developing a number of services such as our Nurse Navigator,-TM- a non-insurance elder care service that we expect to offer to the significant portion of the senior population that does not benefit from long term care coverage.

    - CONTINUE TO IMPROVE OUR OPERATING EFFICIENCY. We continue to consolidate our operations and integrate our acquisitions in order to improve customer service and reduce our operating costs. Our operating expense ratio in the senior market brokerage segment decreased from 17.7% in 1996 to 11.8% in 2000. Since our acquisition in 1999 of six insurance companies, we completed the consolidation of their Raleigh-based operations into our operations in Toronto, Pensacola and Orlando, which we expect will improve the operating expense ratio for our career agency segment.

RECENT ACQUISITIONS AND DIVESTITURES

    ANNOUNCED INTENT TO ACQUIRE ASSETS FROM PENN TREATY AMERICAN CORPORATION


    In April 2001 we signed a letter of intent with Penn Treaty American Corporation to purchase their New York subsidiary, American Independent Network Insurance Company of New York, which includes Penn Treaty's New York long term care business and their distributor relationships. On June 15, 2001 this letter of intent expired. If we are able to reach an agreement, this purchase would also include certain of Penn Treaty's non-core lines of insurance, including Medicare supplement and disability insurance coverages. The business covered by the letter of intent had approximately $15 million of annual premiums in force and approximately $18 million of reserves as of December 31, 2000. We expect that the terms of any final agreement, if concluded, will result in an acquisition that would be accretive to earnings. The purchase remains subject to customary due diligence, execution of definitive agreements and regulatory approvals and no assurance can be given that the purchase will be concluded. We do not intend to use any of the proceeds of this offering to finance this proposed acquisition. Instead, we expect to use the existing capital resources of our insurance company subsidiaries.


    ACQUISITION OF CHCS

    In August 2000, we acquired CHCS a privately held administrator of long term care products located in Weston, Florida, for $4.6 million, including
$3.3 million in cash, 64,820 shares of our common stock and future cash payments totaling $1.0 million over 18 months. CHCS administers long term care and home health care insurance and non-insurance products for 21 unaffiliated insurance companies and three affiliated insurance companies. As of December 31, 2000, CHCS had contracts in force with expected annual fees of $6.5 million for 2001. This acquisition enhanced our expertise in the long term care business.

    ACQUISITION OF AMERICAN INSURANCE ADMINISTRATION GROUP, INC.

    In January 2000, we acquired American Insurance Administration Group, Inc., a privately-held third party administrator located in Clearwater, Florida, for $5.8 million, including $2.9 million in cash and 809,860 shares of our common stock. American Insurance Administration Group is a third party administrator of approximately $125 million of senior health insurance, for which it received administrative fees of $10.2 million in 2000. In 2000, American Insurance Administration Group generated $4.5 million of cash flow and $1.6 million of pre-tax income. This acquisition strengthened our expertise and capacity to administer senior market products.

    ACQUISITION OF ASSETS FROM PENNCORP FINANCIAL GROUP

    In July 1999, we acquired six insurance companies and other assets from PennCorp Financial Group. This acquisition enhanced our prospects for future internal growth by expanding our geographic reach and through the addition of a career agency marketing channel to supplement our senior market brokerage agency marketing channel.

    In January 2000, we began to integrate the operations of the acquired companies from Raleigh, North Carolina into our existing locations in Toronto, Pensacola and Orlando. We completed this integration in February 2001.

    CANCELLATION OF MAJOR MEDICAL INSURANCE

    In the fourth quarter of 2000, we decided to exit our under-performing individual major medical business to the extent possible. We believe that we will be able to cancel, by the end of 2002, approximately $27 million of the $31 million of annualized premium that was in force on December 31, 2000. As of March 31, 2001, $24.8 million of annualized premium was in force. The remaining run-off premium in force will continue to be managed in our special markets segment.

INSURANCE MARKETING AND DISTRIBUTION

    We have historically marketed our products through a traditional general brokerage agency system. As a result of the acquisition of Pennsylvania Life Insurance Company and PennCorp Life Insurance Company of Canada in 1999, we now distribute products through a career agency channel as well. The following table shows our new sales (issued premiums) by distribution channel and by major product line for the three years ended December 31, 2000 and for the fiscal quarters ended March 31, 2000 and 2001:

                                                                                      FOR THE QUARTER
                                                 FOR THE YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                ---------------------------------   -------------------
                                                  1998        1999        2000        2000       2001
                                                ---------   ---------   ---------   --------   --------
                                                                    (IN THOUSANDS)
PRODUCT

SENIOR MARKET BROKERAGE
Medicare Supplement/Select....................   $13,553     $30,771    $ 78,213    $19,553    $32,240
Long Term Care................................     3,928       4,058       4,580      1,219        868
Other Senior Health...........................       524         241         244         62         69
                                                 -------     -------    --------    -------    -------
  Total Senior Health.........................    18,005      35,070      83,037     20,834     33,177
Senior Life Insurance.........................     2,639       1,495       2,106        562        841
                                                 -------     -------    --------    -------    -------
  Total Senior Market Brokerage...............    20,644      36,565      85,143     21,396     34,018
CAREER AGENCY
Accident and Health...........................        --      20,000      20,750      5,188      5,220
Life Insurance................................        --       2,000       1,500        375        501
                                                 -------     -------    --------    -------    -------
  Total Career Agency.........................        --      22,000      22,250      5,563      5,721
SPECIAL MARKETS
Accident and Health...........................     9,785       8,175       6,988      1,890        770
Life Insurance................................       939         555         546        314         89
                                                 -------     -------    --------    -------    -------
  Total Special Markets.......................    10,724       8,730       7,534      2,204        859
                                                 -------     -------    --------    -------    -------
TOTAL ISSUED PREMIUM..........................   $31,368     $67,295    $114,927    $29,163    $40,598
                                                 =======     =======    ========    =======    =======

    SENIOR MARKET BROKERAGE

    This segment focuses on the sale of products designed for the senior market such as Medicare supplement, long term care, senior life insurance and annuities. We distribute these products through independent marketing organizations and general agencies. These marketing organizations typically recruit and train their own agents, bearing all of the costs incurred in connection with developing their organization. We sell these products primarily in 25 states with higher concentration in the Southeast, the Southwest and the Northeast. This segment had approximately 16,000 independently licensed agents as of December 31, 2000. In 2000, this segment accounted for $255.3 million, or 56.6%, of our consolidated gross premiums and $52.1 million, or 23.7%, of our consolidated net premiums earned. New sales for this segment amounted to $85.1 million in 2000 and $36.6 million in 1999.

    CAREER AGENCY

    In 1999, we acquired a career agency sales force that distributes fixed benefit accident and sickness disability insurance and individual life insurance products to the self-employed market in the United States and Canada. In contrast to independent agents, career agents have an exclusive arrangement with us, and only sell products that we provide. In order to maximize this new distribution channel, we have begun to introduce our senior market products through this marketing channel. As of March 31, 2001, the career field force had 97 branch offices throughout the United States and 14 branch offices in Canada, with approximately 750 agents in the United States and 350 agents in Canada. In 2000, this segment accounted for $129.4 million, or 58.9%, of our net premiums earned. Approximately 37% of net premiums earned for this segment were generated by its Canadian operations. The career agency segment issued $22.3 million of new business in 2000 compared to $22.0 million in 1999.

    SPECIAL MARKETS

    Our special market segment manages various lines of insurance that are no longer part of our core focus, such as traditional and interest-sensitive life insurance, group life insurance, individual major medical and other accident and health insurance. Although we generally do not market these products to new customers, we do continue to sell these products in limited amounts through general agency relationships and we continue to receive premiums from and provide benefits to existing customers. We believe that these lines of business should be actively managed for profit or disposed of through sale or cancellation. In December 2000, we decided to exit the individual major medical business, which has accounted for the majority of the production of new business in this segment. This segment had net premiums earned of $38.3 million, or 17.4% of our consolidated total, in 2000, and $27.3 million, or 23.6% of our consolidated total, in 1999.

INSURANCE PRODUCTS

    Our senior market brokerage segment focuses on our senior market products (Medicare supplement, long term care, senior life insurance and annuities), while our career agency segment focuses on fixed benefit accident and sickness disability insurance, with an increased focus on senior market products. We currently market the following products:

    SENIOR MARKET PRODUCTS--SUPPLEMENTAL HEALTH AND LONG TERM CARE

    Our core supplemental health insurance products include various Medicare supplement and Medicare select plans. We also offer various long term care plans consisting of fully integrated plans, nursing home only plans and stand alone home health care plans. These products typically are guaranteed renewable for the lifetime of the policyholder, which means that we cannot cancel the policy, but can seek to increase premium rates on existing and future policies issued based upon our actual claims experience. These rate increases are applied on a uniform, nondiscriminatory state by state basis and are subject to state regulatory approval and Federal and state loss-ratio requirements.

    MEDICARE SUPPLEMENT/SELECT

    Under Federal and NAIC model regulations, adopted in substantially all states, there are 10 standard Medicare supplement plans (Plans A through J). These policies provide supplemental coverage for many of the medical expenses that the Medicare program does not cover, such as deductibles, coinsurance and specified losses that exceed the Federal program's maximum benefits. Plan A provides the least extensive coverage, while Plan J provides the most extensive coverage. Under NAIC regulations, Medicare insurers must offer Plan A, but may offer any of the other plans at their option. Our insurance company subsidiaries offer Medicare supplement policies primarily on plans A, B, C, D and F. In some areas, we also sell Medicare select policies in conjunction with hospitals that contract with the insurer to waive the Medicare Part A deductible. We monitor the claim experience on our Medicare supplement and Medicare select products and, when necessary, apply for rate increases in the states in which we sell the products. Medicare supplement and Medicare select issued gross premium amounted to $78.2 million in 2000 and $30.8 million in 1999, and were produced through our general agency system. The career agency segment has begun to sell these products.

    LONG TERM CARE

    Our long term care insurance products provide coverage, with limits selected by the policyholders, for nursing home and assisted living care only coverage, home health care only coverage, or an integrated combination of such coverage. The nursing home and assisted living care products are subject to daily fixed dollar maximum limits, have various elimination periods which must be satisfied by the insureds and have maximum lifetime benefits or benefit periods. The home health care products cover care needed in the insured's home, are subject to daily or weekly maximum dollar benefits and an overall lifetime maximum benefit or maximum benefit period. A new integrated long term care product, combining nursing home, assisted living and home health care benefits was introduced in late 1999 in several states and we have developed a new nursing home-assisted living product with optional home health care riders which will be introduced in 2001. Issued premium for these long term care products amounted to $4.6 million in 2000 and $4.1 million in 1999, and were produced through our general agency system. In 2000, our career agents began to sell these long term care products and produced $3.9 million of new premium.

    SENIOR MARKET PRODUCTS--SENIOR LIFE INSURANCE, ANNUITIES AND ASSET ENHANCER

    SENIOR LIFE

    This series of low-face amount, simplified issue whole life products is sold by both our senior market brokerage segment and our career agency segment. Issued premium for these products was $2.0 million in 2000 and $1.0 million in 1999, and was produced primarily through the general agency system. Additionally, in late 2000, our career agency segment began to sell senior life insurance and produced $0.6 million of new premium.

    ANNUITIES

    We market single and flexible premium deferred annuities primarily focusing on the senior and retirement markets. Our currently marketed annuity products have a minimum guaranteed interest rate ranging from 3.0% to 4.0% annually and current credited interest rates that range from 3.0% to 7.3%. We have the right to change the crediting rates. In exercising our right to change the interest rate, we take into account the current interest rate environment, the profitability of our annuity business and our relative competitive position. Our general agency system produced $5.2 million of annuity deposits in 2000 and $6.3 million of annuity deposits in 1999. Additionally, in late 2000, our career agency system produced $3.0 million of annuity deposits.

    ASSET ENHANCER

    Our asset enhancer program is an interest-sensitive whole life vehicle for seniors to facilitate estate planning and transfer assets to heirs in a tax-advantaged manner. This product offers one, five, six or seven year payment options. In many states, the product offers an optional nursing care and home care rider. In addition to American Pioneer's own sales of this product, American Pioneer has entered into an arrangement with Monumental Life Insurance Company, an "A+" rated insurance carrier unaffiliated with us, under which Monumental Life issues this product and, through a reinsurer unaffiliated with us, reinsures one-third of the risk to American Pioneer. Under its contract with Monumental Life, American Pioneer administers the product and the relationships with the producers on a fee basis.

    CAREER AGENCY PRODUCTS

    FIXED BENEFIT ACCIDENT AND HEALTH

    Fixed benefit accident and health products provide three principal types of benefits:

       - accident and sickness disability income--fixed periodic payments to an insured who becomes disabled and unable to work due to an accident or sickness,

       - hospital indemnity--fixed periodic payments to an insured who becomes hospitalized, and

       - surgical--fixed single payments that vary in amount for specified surgical or diagnostic procedures.

    Because the benefits we provide are fixed in amount at the time of policy issuance and are not intended to provide full reimbursement for medical and hospital expenses, payment amounts are not affected by inflation or the rising cost of health care services. The disability income product is typically sold to individuals in amounts which, when combined with other similar coverages, do not provide monthly benefits in excess of $2,000, or 50% of the insured's monthly income, if less. The hospital income product is typically sold to individuals to provide the insured with a means of paying supplemental expenses during a hospitalization stay and provides benefits of not more than $250 per day ($1,000 if the insured is in intensive care). The surgical product is typically sold as a rider to an accident policy and our practice is to provide benefits of not more than $5,000 ($2,500 if the procedure is performed on an out-patient basis).

    LIFE INSURANCE

    In late 2000, our career agency segment began to sell term life insurance that provides a minimum coverage of $50,000 for a ten-year period (offered to individuals ages 18 through 60) or a twenty-year period (offered to individuals ages 18 through 50) as specified in the policy. Premium rates vary according to age and sex and these policies are fully underwritten. No cash values are accumulated in this policy and the policy can be renewed for a new term at an increased premium on any expiration date, except for the final expiration date, without evidence of insurability. Issued premium for 2000 amounted to $0.5 million.

BUSINESS IN FORCE

    As of March 31, 2001, we had $511 million of annualized premium in force and $233 million in account values.

    Our growth in direct, acquired and assumed annualized premium in force, exclusive of the portion of premiums on interest-sensitive products, is shown in the following tables as of December 31, 1998, 1999 and 2000 and March 31, 2001.

                                                                    ANNUALIZED PREMIUM IN FORCE
                                                          ------------------------------------------------
                                                                AS OF DECEMBER 31,
                                                          ------------------------------   AS OF MARCH 31,
                                                            1998     1999(1)      2000          2001
                                                          --------   --------   --------   ---------------
                                                                           (IN THOUSANDS)
SENIOR MARKET BROKERAGE
  ACCIDENT & HEALTH
  Medicare Supplement and Select........................  $ 18,811   $ 49,962   $115,217       $144,571
  Medicare Supplement Acquired..........................    66,317    154,617    149,200        156,571
  Long Term Care Acquired...............................     7,658     16,167     20,395         20,248
  Hospital Indemnity....................................     1,722      1,456      1,304          1,427
                                                          --------   --------   --------       --------
  TOTAL ACCIDENT & HEALTH...............................    94,508    222,202    286,116        322,817

  LIFE
  Asset Enhancer(2).....................................     7,333      7,248      6,357          6,034
  Senior Life...........................................     2,051      2,479      3,984          4,626
                                                          --------   --------   --------       --------
  TOTAL LIFE............................................     9,384      9,727     10,341         10,660
                                                          --------   --------   --------       --------

    TOTAL SENIOR MARKET BROKERAGE.......................   103,892    231,929    296,457        333,477

CAREER AGENCY
  ACCIDENT & HEALTH
  Accident and Sickness Disability Income...............        --     91,120     89,718         86,016
  Hospital Indemnity....................................        --     21,614     16,635         16,374
  Long Term Care Written................................        --         --      3,900          5,239
  Long Term Care Acquired...............................        --     12,011      9,680          8,461
                                                          --------   --------   --------       --------
  TOTAL ACCIDENT & HEALTH...............................        --    124,745    119,933        116,090

  Life(2)...............................................        --     15,800     13,234         13,228
                                                          --------   --------   --------       --------

    TOTAL CAREER AGENCY.................................        --    140,545    133,167        129,318

SPECIAL MARKETS
  ACCIDENT & HEALTH
  Individual Major Medical(1)(3)........................    18,745     45,442     31,422         24,751
  Other Accident & Health(4)............................     8,018      9,518      8,640          8,810
                                                          --------   --------   --------       --------
  TOTAL ACCIDENT & HEALTH...............................    26,763     54,960     40,062         33,561

  Life
  Group Life............................................     3,520      3,542      3,444          3,258
  Brokerage(2)..........................................     8,294      7,311     12,487         11,643
                                                          --------   --------   --------       --------
  TOTAL LIFE............................................    11,814     10,853     15,931         14,901
                                                          --------   --------   --------       --------

    TOTAL SPECIAL MARKETS...............................    38,577     65,813     55,993         48,462

  CONSOLIDATED
  Accident & Health.....................................   121,271    401,907    446,111        472,468
  Life..................................................    21,198     36,380     39,506         38,789
                                                          --------   --------   --------       --------
    TOTAL CONSOLIDATED..................................  $142,469   $438,287   $485,617       $511,257
                                                          ========   ========   ========       ========

--------------------------

(1) 1999 includes $93.4 million of Medicare supplement and $25.0 million of individual major medical insurance premium from the business acquired in 1999.

(2) Included in the amounts shown are premiums for interest-sensitive products. These amounts represent the portion of premium applied to the cost of insurance (deposit premiums have been excluded).

(3) In the fourth quarter of 2000, we decided to exit our under-performing individual major medical business to the extent possible. We believe we will be able to cancel, by the end of 2002, approximately $27.0 million of the $31.0 million in annualized premium in force on December 31, 2000.

(4) Business we acquired that is not actively marketed.

ACCOUNT VALUES ON INTEREST-SENSITIVE PRODUCTS

    The following table shows all outstanding account values for interest-sensitive products as of December 31, 1998, 1999 and 2000 and March 31, 2001. For these products, we earn income on the difference between the investment income that we earn on our invested assets and the interest credited to these account balances.

                                                        AS OF DECEMBER 31,
                                                  ------------------------------   AS OF MARCH 31,
                                                    1998     1999(1)      2000           2001
                                                  --------   --------   --------   ----------------
                                                                   (IN THOUSANDS)
Annuities.......................................  $ 89,262   $107,169   $ 98,053       $  96,520
Universal Life..................................    36,543     97,845     98,788          99,129
Asset Enhancer..................................    29,081     33,651     36,574          36,944
                                                  --------   --------   --------       ---------
    TOTAL.......................................  $154,886   $238,665   $233,415       $ 232,593
                                                  ========   ========   ========       =========

------------------------

(1) 1999 figures include $20.2 million of annuity and $60.9 million of universal life account values from the business acquired in 1999.

GEOGRAPHICAL DISTRIBUTION OF PREMIUM

    Through our nine insurance company subsidiaries, we are licensed to market our products in all fifty states, the District of Columbia and in all the provinces of Canada. The following table shows (by direct cash premium collected as reported to the regulatory authorities for 2000) the geographical distribution of premiums collected:

                                                          FOR THE YEAR ENDED
                                                          DECEMBER 31, 2000
                                                     ----------------------------
STATE/REGION                                         COLLECTED PREMIUM   % TOTAL
------------                                         -----------------   --------
                                                      (IN THOUSANDS)
Florida............................................      $ 85,412          18.4%
Texas..............................................        55,563          11.9%
Canada.............................................        47,861          10.3%
New York...........................................        30,389           6.5%
Indiana............................................        26,889           5.8%
Wisconsin..........................................        24,529           5.3%
Ohio...............................................        19,437           4.2%
Pennsylvania.......................................        17,074           3.7%
North Carolina.....................................        11,207           2.4%
Georgia............................................        10,585           2.3%
Missouri...........................................         9,696           2.1%
Mississippi........................................         9,530           2.0%
California.........................................         8,739           1.9%
                                                         --------         ------
  Subtotal.........................................       356,911          76.7%
All other..........................................       108,414          23.3%
                                                         --------         ------
  Total............................................      $465,325         100.0%
                                                         ========         ======

    In 2000, no agent produced 5% or more of our accident & health insurance premiums, life insurance or annuity premiums collected.

REINSURANCE

    We enter into reinsurance arrangements with insurance companies unaffiliated with us to limit our exposure on individual claims, to support the increased volume of new business generated by our senior market brokerage segment and to limit or eliminate risk on non-core or under-performing blocks of business. The table below details our gross annualized premium in force, the portion that we ceded to reinsurers and the net amount that we retained as of December 31, 2000.

                                                              ANNUALIZED PREMIUM IN FORCE
                                                                AS OF DECEMBER 31, 2000
                                                       -----------------------------------------
                                                        GROSS      CEDED       NET      RETAINED
                                                       --------   --------   --------   --------
                                                               (IN THOUSANDS)             (%)
SENIOR MARKET BROKERAGE
  Accident & Health
  Medicare Supplement and Select Written.............  $115,217   $ 81,230   $ 33,987      29%
  Medicare Supplement Acquired.......................   149,200    141,270      7,930       5%
  Long Term Care.....................................    20,395      7,617     12,778      63%
  Hospital Indemnity.................................     1,304        326        978      75%
                                                       --------   --------   --------
  TOTAL ACCIDENT & HEALTH............................   286,116    230,443     55,673      19%

  Life
  Asset Enhancer.....................................     6,357      1,817      4,540      71%
  Senior Life........................................     3,984      1,876      2,108      53%
                                                       --------   --------   --------
  TOTAL LIFE.........................................    10,341      3,693      6,648      64%
                                                       --------   --------   --------
    TOTAL SENIOR MARKET BROKERAGE....................   296,457    234,136     62,321      21%

CAREER AGENCY
  Accident & Health
  Accident and Sickness Disability Income............    89,718         --     89,718     100%
  Hospital Indemnity.................................    16,635         --     16,635     100%
  Long Term Care Written.............................     3,900      1,950      1,950      50%
  Long Term Care Acquired............................     9,680         --      9,680     100%
                                                       --------   --------   --------
  TOTAL ACCIDENT & HEALTH............................   119,933      1,950    117,983      98%
  Life...............................................    13,234         --     13,234     100%
                                                       --------   --------   --------
    TOTAL CAREER AGENCY..............................   133,167      1,950    131,217      99%

SPECIAL MARKETS
  Accident & Health
  Individual Major Medical...........................    31,422      9,551     21,871      70%
  Other Accident & Health............................     8,640      6,372      2,268      26%
                                                       --------   --------   --------
  TOTAL ACCIDENT & HEALTH............................    40,062     15,923     24,139      60%

  Life
  Group Life.........................................     3,444         --      3,444     100%
  Traditional........................................    12,487      1,263     11,224      90%
                                                       --------   --------   --------
  TOTAL LIFE.........................................    15,931      1,263     14,668      92%

    TOTAL SPECIAL MARKETS............................    55,993     17,186     38,807      69%

                                                              ANNUALIZED PREMIUM IN FORCE
                                                                AS OF DECEMBER 31, 2000
                                                       -----------------------------------------
                                                        GROSS      CEDED       NET      RETAINED
                                                       --------   --------   --------   --------
                                                               (IN THOUSANDS)             (%)
CONSOLIDATED
  Accident & Health..................................   446,111    248,316    197,795      44%
  Life...............................................    39,506      4,956     34,550      87%
                                                       --------   --------   --------
    TOTAL CONSOLIDATED...............................  $485,617   $253,272   $232,345      48%
                                                       ========   ========   ========

    We are obligated to pay claims in the event that any reinsurer to whom we have ceded an insured claim fails to meet its obligations under the reinsurance agreement. As of December 31, 2000, our primary reinsurers were rated "A" or better by A.M. Best. We do not know of any instances where any of our reinsurers has been unable to pay any policy claims on any reinsured business.

    In addition to the reinsurance agreements discussed below by segment, we reinsure portions of the coverage of our life insurance products to insurance companies unaffiliated with us under various reinsurance agreements, which allows us to write policies in amounts larger than the risk we are willing to retain on any one life. Our mortality risk retention limit on each policy varies generally between $25,000 and $250,000.

    Our reinsurance agreements are generally subject to cancellation on 90 days notice as to future business, but policies reinsured prior to such cancellation remain reinsured as long as they remain in force. We believe that if any of our reinsurance agreements were canceled we would be able to obtain other reinsurance arrangements on satisfactory terms to enable us to continue writing new business.

    SENIOR MARKET BROKERAGE

    We reinsure most of our senior market brokerage products to unaffiliated third party reinsurers under various quota share agreements. Under these reinsurance agreements, we reinsure a portion of the premiums earned, claims incurred and commissions on a pro rata basis and receive additional expense allowances for policy issue administration and premium taxes. Medicare supplement premium currently being issued is reinsured under quota share reinsurance agreements ranging between 50% and 75% based upon the geographic distribution. We have also acquired various blocks of Medicare supplement premium, which we reinsure under quota share reinsurance agreements ranging from 75% to 100%. Our long term care products currently produced are reinsured at percentages averaging 50%, while the long term care business acquired in 1999 is 100% retained. We reinsure senior life insurance products currently being issued on a 50% quota share basis.

    CAREER AGENCY

    Currently, we retain 100% of all life and health business issued in our career agency segment other than the long term care and Medicare supplement products, which we reinsure on a 50% quota share basis.

    SPECIAL MARKETS

    We have 50% quota share and excess of loss reinsurance agreements with insurance companies unaffiliated with us on our medical insurance policies to reduce the liability on individual risks to amounts ranging between $50,000 and $250,000. Under these treaties, we perform all the underwriting and administration and receive various allowances for commission and expenses on the ceded portion of the premium. Excess of loss reinsurance passes the risk of losses over a specified amount to the reinsurer, effectively capping our exposure on any single claim to the specified amount. The major medical business acquired in 1999 is 100% retained but has an excess of loss reinsurance agreement limiting the liability on an individual risk to $250,000. Most of this business is in the process of being canceled.

    In conjunction with our 1999 acquisition, our Peninsular Life Insurance Company subsidiary entered into a coinsurance agreement with Occidental Life Insurance Company of North Carolina, a former affiliate of Peninsular, to cede 100% of Peninsular's direct business (primarily life and annuity business). As of December 31, 2000, A.M. Best rated Occidental "B++." It is anticipated that this coinsurance agreement will be replaced with a full assumption agreement which will effectively transfer the business to Occidental. As of May 25, 2001, substantially all of the business has been transferred.

    ADMINISTRATION OF REINSURED BLOCKS OF BUSINESS

    We generally retain the administration for reinsured blocks of business, including underwriting, issue, policy maintenance, rate management and claims adjudication and payment. In addition to reimbursement for commissions and premium taxes on the reinsured business, we also receive allowances as compensation for our administration.

UNDERWRITING PROCEDURES

    Premiums charged on insurance products are based, in part, on assumptions about expected mortality and morbidity experience. We have adopted and follow detailed uniform underwriting procedures designed to assess and quantify various insurance risks before issuing individual life insurance, health insurance policies and annuity policies to individuals. These procedures are generally based on industry practices, reinsurer underwriting manuals and our prior underwriting experience. To implement these procedures, our insurance company subsidiaries employ an experienced professional underwriting staff.

    Applications for insurance are reviewed on the basis of the answers that the customer provides to the application questions. Where appropriate to the type and amount of insurance applied for and the applicant's age and medical history, additional information is required, such as medical examinations, statements from doctors who have treated the applicant in the past and, where indicated, special medical tests. If deemed necessary, we use investigative services to supplement and substantiate information. For certain coverages, we may verify information with the applicant by telephone. After reviewing the information collected, we either issue the policy as applied for on a standard basis, issue the policy with an extra premium charge due to unfavorable factors, issue the policy excluding benefits for certain conditions, either permanently or for a period of time, or reject the application. For some of our coverages, we have adopted simplified policy issue procedures in which the applicant submits an application for coverage typically containing only a few health-related questions instead of a complete medical history. Under regulations promulgated by the NAIC and adopted as a result of the Omnibus Budget Reconciliation Act of 1990, we are prohibited from underwriting our Medicare supplement policies for certain first-time purchasers. If a person applies for insurance within six months after becoming eligible by reason of age, or disability in some circumstances, the application may not be rejected due to medical conditions. For other prospective Medicare supplement policyholders, such as senior citizens who are purchasing our products, the underwriting procedures are limited based upon standard industry practices. In New York and some other states, some of our products, including Medicare supplement, are subject to "Community Rating" laws that severely limit or prevent underwriting of individual applications. See "--Regulation."

RESERVES

    In accordance with applicable insurance regulations, we have established, and carry as liabilities in our statutory financial statements, actuarially determined reserves that are calculated to satisfy our policy and contract obligations. Reserves, together with premiums to be received on outstanding policies and contracts and interest at assumed rates on such amounts, are calculated to be sufficient to satisfy policy and contract obligations. The actuarial factors used in determining these reserves are based on statutorily prescribed mortality tables and interest rates. Reserves are also maintained for unearned premiums, for premium deposits, for claims that have been reported and are in the process of being paid or contested and for our estimate for claims that have been incurred but have not yet been reported.

    The reserves reflected in our consolidated financial statements are calculated in accordance with GAAP. These reserves are determined based on our best estimates of mortality and morbidity, persistency, expenses and investment income. We use the net level premium method for all non-interest-sensitive products and the retrospective deposit method for interest-sensitive products. GAAP reserves differ from statutory reserves due to the use of different assumptions regarding mortality and morbidity, interest rates and the introduction of lapse assumptions into the GAAP reserve calculation. See Notes 2e and 2f to the notes to our consolidated financial statements, included elsewhere in this prospectus.

    When we acquire blocks of insurance policies or insurers owning blocks of policies, our assessment of the adequacy of the transferred policy liabilities is subject to risks and uncertainties. With acquired and existing businesses, we may from time to time need to increase our claims reserves significantly in excess of those estimated. An inadequate estimate in reserves could have a material adverse impact on our results of operations or financial condition.

COMPETITION

    The life and accident and health insurance industry in North America is highly competitive. We compete with other insurance and financial services companies, including large multi-line organizations, both in connection with the sale of insurance and asset accumulation products and in acquiring blocks of business. Many of these organizations have been in business for a longer period of time and have substantially greater capital and surplus, larger and more diversified portfolios of life and health insurance policies, larger agency sales operations and higher ratings than we do. In addition, it has become increasingly difficult for mid-size companies to compete effectively with their larger competitors for insurance product sales in part as a result of heightened consumer and agent awareness of the financial size of companies.

    We believe we can meet these competitive pressures by offering a high level of service and accessibility to our field force and by developing specialized products and marketing approaches. We also believe that our policies and premium rates are generally competitive with those offered by other companies selling similar types of products in the same jurisdictions.

    Increased public and regulatory concerns regarding the financial stability of insurance companies have resulted in policyholders placing greater emphasis upon company ratings and have created some measure of competitive advantage for insurance carriers with higher ratings. A.M. Best is considered to be a leading insurance company rating agency. In evaluating a company's financial and operating performance, A.M. Best reviews profitability, leverage and liquidity as well as the quality of the book of business, the adequacy and soundness of reinsurance programs, the quality and estimated market value of assets, reserve adequacy and the experience and competence of management. A.M. Best's ratings are based upon factors relevant to policyholders, agents, insurance brokers and intermediaries and are not directed to the protection of investors. A.M. Best has assigned a "B+" rating to our American Pioneer, American Progressive, Constitution Life, Pennsylvania Life and Union Bankers subsidiaries. This rating means that in A.M. Best's opinion, these companies have demonstrated "very good" overall performance when compared to standards it has established and have a "good" ability to meet their obligations to policyholders and are in the "Secure" category of all companies rated by A.M. Best. A.M. Best has rated our Peninsular Life subsidiary "FPR5," which means the company has a "good" ability to meet its obligations to policyholders, based primarily on a quantitative evaluation of Peninsular Life's financial strength and operating performance. A.M. Best does not rate our other insurance company subsidiaries.

    Our insurance company subsidiaries are not currently rated by the Standard & Poor's Corporation, Moody's Investors Service or Duff and Phelps rating organizations. Although a higher rating by A.M. Best or another insurance rating organization could have a favorable effect on our business, we believe that our marketing has enabled, and will continue to enable, our insurance company subsidiaries to compete effectively.

INVESTMENTS

    Our investment policy is to balance the portfolio duration to achieve investment returns consistent with the preservation of capital and maintenance of liquidity adequate to meet payment of policy benefits and claims. We invest in assets permitted under the insurance laws of the various jurisdictions in which we operate. Such laws generally prescribe the nature, quality of and limitations on various types of investments that may be made. We currently engage the services of two investment advisors under the direction of the management of our insurance company subsidiaries and in accordance with guidelines adopted by their respective boards of directors. Conning Asset Management manages our fixed maturity portfolio in the United States, and Elliot & Page manages our Canadian fixed maturity portfolio.

    The following table summarizes the composition of our investment portfolio by carrying value (which is an estimate of fair value) as of December 31, 2000 and March 31, 2001:

                                                                INVESTMENT PORTFOLIO
                                          -----------------------------------------------------------------
                                              AS OF DECEMBER 31, 2000            AS OF MARCH 31, 2001
                                          -------------------------------   -------------------------------
                                                             PERCENT OF                        PERCENT OF
                                          CARRYING VALUE       TOTAL        CARRYING VALUE       TOTAL
                                           (FAIR VALUE)    CARRYING VALUE    (FAIR VALUE)    CARRYING VALUE
                                          --------------   --------------   --------------   --------------
                                          (IN THOUSANDS)        (%)         (IN THOUSANDS)        (%)
Fixed Maturity Securities:

  U.S. Government and Government
    agencies (1)........................     $ 34,734           4.21%          $ 42,317           5.16%
  Mortgage backed (1)...................      172,857          20.95%           158,637          19.33%
  Asset backed..........................       85,547          10.37%            90,289          11.00%
  Investment grade corporates...........      436,677          52.94%           445,453          54.27%
  Non-investment grade corporates.......       21,923           2.66%            18,482           2.25%
                                             --------         -------          --------         -------
Total fixed maturity securities.........      751,738          91.13%           755,178          92.01%

Cash and cash equivalents...............       40,250           4.88%            32,212           3.93%

Other Investments:
  Policy loans..........................       25,077           3.04%            24,661           3.00%
  Equity securities.....................        3,547           0.43%             4,506           0.55%
  Other invested assets.................        4,318           0.52%             4,212           0.51%
                                             --------         -------          --------         -------
Total invested assets...................     $824,930         100.00%          $820,769         100.00%
                                             ========         =======          ========         =======

------------------------

(1) U.S. Government and government agencies include GNMA mortgage-backed securities.

    The following table shows the distribution of the contractual maturities of our portfolio of fixed maturity securities by carrying value as of March 31, 2001. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

              CONTRACTUAL MATURITIES OF FIXED MATURITY SECURITIES

                                                           AS OF MARCH 31, 2001
                                                       ----------------------------
                                                                        PERCENT OF
                                                          CARRYING      TOTAL FIXED
AVAILABLE FOR SALE                                         VALUE        MATURITIES
------------------                                     --------------   -----------
                                                       (IN THOUSANDS)       (%)
Due in 1 year or less................................     $ 28,839           3.82%
Due after 1 year through 5 years.....................      150,692          19.95%
Due after 5 years through 10 years...................      230,239          30.49%
Due after 10 years...................................       96,482          12.78%
Mortgage backed securities...........................      248,926          32.96%
                                                          --------         -------
                                                          $755,178         100.00%
                                                          ========         =======

    The following table shows the distribution of the ratings assigned by Standard & Poor's Corporation to the securities in our portfolio of fixed maturity securities by carrying value as of December 31, 2000 and March 31, 2001:

              DISTRIBUTION OF FIXED MATURITY SECURITIES BY RATING

                                   AS OF DECEMBER 31, 2000                      AS OF MARCH 31, 2001
                              ----------------------------------         ----------------------------------
                              CARRYING VALUE         PERCENT OF          CARRYING VALUE         PERCENT OF
     STANDARD &                 (ESTIMATED           TOTAL FIXED           (ESTIMATED           TOTAL FIXED
    POOR'S RATING              FAIR VALUE)           INVESTMENT           FAIR VALUE)           INVESTMENT
---------------------         --------------         -----------         --------------         -----------
                              (IN THOUSANDS)             (%)             (IN THOUSANDS)             (%)
AAA..................            $285,274                37.95%             $279,691                37.04%
AA...................             105,749                14.07%               98,171                13.00%
A....................             239,420                31.85%              269,966                35.75%
BBB..................              99,372                13.22%               88,868                11.77%
BB...................               7,965                 1.06%               12,068                 1.60%
B....................              12,766                 1.70%                5,231                 0.69%
CCC..................                 799                 0.11%                  937                 0.12%
CC...................                 246                 0.03%                   --                    --
D....................                 147                 0.02%                  246                 0.03%
                                 --------               -------             --------               -------
Total................            $751,738               100.00%             $755,178               100.00%
                                 ========               =======             ========               =======

    As of March 31, 2001, 97.6% of our fixed maturity investments were "investment grade." As of December 31, 2000, 97.1% of our fixed maturity investments were "investment grade". "Investment grade" securities are those rated "BBB-" or higher by Standard & Poor's Corporation or "Baa3" or higher by Moody's Investor Services. This included approximately $158.6 million as of March 31, 2001 and $172.8 million, as of December 31, 2000, of collateralized mortgage obligations secured by residential mortgages, representing approximately 59% of our fixed maturity portfolio as of March 31, 2001 and approximately 23% of our fixed maturity portfolio as of December 31, 2000. Some classes of mortgage-backed securities are subject to significant prepayment risk, because in periods of declining interest rates, mortgages may be repaid more rapidly than scheduled, as individuals refinance higher-rate mortgages to take advantage of the lower rates. As a result, holders of mortgage-backed securities may receive higher prepayments on their investments, which they may not be able to reinvest at an interest rate comparable to the rate paid on such mortgage-backed securities.

    Fixed maturity securities with a less than investment grade rating had aggregate carrying values of $18.5 million as of March 31, 2001 and $21.9 million as of December 31, 2000, amounting to 2.4% of total investments as of March 31, 2001 and 2.9% of total investments as of December 31, 2000. These securities represented 1.5% of total assets as of March 31, 2001 and 1.8% of total assets as of December 31, 2000. Our holdings of less than investment grade fixed maturity securities are diversified and the largest investment in any one such security as of March 31, 2001 was $5.8 million, which was less than 1.0% of total assets. We wrote down the value of some of our investment portfolio's securities, considered to have been subject to an other-than-temporary decline in value, by $1.2 million in the quarter ended March 31, 2001 and $0.5 million in the year ended December 31, 2000, which was included in net realized gains (losses) on investments in our consolidated statements of operations.

    INVESTMENT INCOME

    Investment income is an important part of our total revenues and profitability. We cannot predict the impact that changes in future interest rates will have on our financial statements and profitability.

    The following table shows the investment results of our total invested asset portfolio, for the three years ended December 31, 2000 and the quarter ended March 31, 2001:

                                                      YEAR ENDED DECEMBER 31,       QUARTER ENDED
                                                   ------------------------------     MARCH 31,
                                                     1998       1999       2000         2001
                                                   --------   --------   --------   -------------
                                                                   (IN THOUSANDS)
Total cash and invested assets, end of period....  $164,674   $812,297   $824,930      $820,769
Net investment income............................    10,721     29,313     56,945        14,457
Yield on average cash and investments............     6.69%      6.79%      6.88%         7.03%
Net realized investment gains (losses) on the
  sale of securities (including other than
  temporary declines in market value)............  $    256   $   (241)  $    146      $  2,090

REGULATION

    GENERAL

    Our insurance company subsidiaries, like other insurance companies, are subject to the laws, regulations and supervision of the jurisdictions in which they are domiciled. The purpose of those laws and regulations is primarily to provide safeguards for policyholders rather than to protect the interest of shareholders.

    The following table sets forth the domiciles of our insurance company subsidiaries.

NEW YORK
American Progressive Life & Health
  Insurance Company of New York

FLORIDA
American Pioneer Life Insurance Company
Peninsular Life Insurance Company

PENNSYLVANIA
Pennsylvania Life Insurance Company

TEXAS
American Exchange Life Insurance Company

Constitution Life Insurance Company

Marquette National Life Insurance Company

Union Bankers Insurance Company

CANADA
PennCorp Life Insurance Company of Canada

    Pennsylvania Life, Constitution Life, Union Bankers and Marquette National Life are subsidiaries of American Exchange. Peninsular Life is a subsidiary of American Pioneer Life Insurance Company. As part of its change in ownership from American Exchange to American Pioneer, a Florida company, Peninsular Life re-domesticated to Florida from North Carolina effective December 31, 2000.

    Each of our insurance company subsidiaries is also subject to regulation and supervision by the insurance department in each of the jurisdictions in which they are admitted and authorized to transact business. Such regulation and supervision by the insurance departments covers, among other things, the declaration and payment of dividends by our insurance company subsidiaries, the setting of rates to be charged for some types of insurance, the granting and revocation of licenses to transact business, the licensing of agents, the regulation and monitoring of market conduct and claims practices, the approval of forms, the establishment of reserve and minimum surplus requirements, the regulation of maximum commissions payable, the mandating of some insurance benefits, and the form and content of financial statements required by statute. A failure to comply with legal or regulatory restrictions may subject us to a loss of a right to engage in some businesses or an obligation to pay fines or make restitution which may affect our profitability.

    Most jurisdictions mandate minimum benefit standards and loss ratios for accident and health insurance policies. We are generally required to maintain, with respect to our individual long term care policies, minimum anticipated loss ratios over the entire period of coverage. With respect to our Medicare supplement policies, we are generally required to attain and maintain an actual loss ratio, after three years, of not less than 65 percent. We provide, to the insurance departments of all states in which we conduct business, annual calculations that demonstrate compliance with required loss ratio standards for both long term care and Medicare supplement insurance. These calculations are prepared utilizing statutory lapse and interest rate assumptions. In the event we have failed to maintain minimum mandated loss ratios, our insurance company subsidiaries could be required to provide retrospective refunds or prospective rate reductions. We believe that our insurance company subsidiaries currently comply with all applicable mandated minimum loss ratios. Under Federal and NAIC model regulations, adopted in substantially all states, there are 10 standard Medicare supplement plans (Plans A through J). Plan A provides the least extensive coverage, while Plan J provides the most extensive coverage. Under NAIC regulations, Medicare insurers must offer Plan A, but may offer any of the other plans at their option.

    Every insurance company that is a member of an "insurance holding company system" is generally required to register with the insurance regulatory authorities in each state in which it is authorized to do business and file periodic reports concerning its relationships with its insurance holding company. Material transactions between registered insurance companies and members of the holding company system are required to be "fair and reasonable" and in some cases are subject to administrative approval, and the books, accounts and records of each party are required to be maintained so as to clearly and accurately disclose the precise nature and details of any such transactions.

    Each of our insurance company subsidiaries is required to file detailed reports with the insurance department of each jurisdiction in which it is licensed to conduct business and its books and records are subject to examination by each such insurance department. In accordance with the insurance codes of their domiciliary states and the rules and practices of the NAIC, our insurance company subsidiaries are examined periodically by examiners of each company's domiciliary state and by representatives (on an "association" or "zone" basis) of the other states in which they are licensed to do business. Examinations are currently pending in Florida, New York and Pennsylvania. We do not believe that there are any material issues with respect to the examinations in progress that would have a material adverse impact on the financial position or results of operations of the companies under examination.

    Many states require deposits of assets by insurance companies for the protection of policyholders either in those states or for all policyholders. Nonetheless, these deposited assets remain part of the total assets of the company. As of December 31, 2000, securities totaling $33.1 million, representing approximately 4.2% of the carrying value of our total investments, were on deposit with various state treasurers or custodians. As of December 31, 1999, securities totaling $33.0 million, representing approximately 4.4% of total assets, were on deposit. These deposits must consist of securities that comply with the standards established by the particular state.

    PennCorp Life of Canada, our Canadian domiciled subsidiary, and the Canadian branch of Pennsylvania Life are subject to provincial regulation and supervision in each of the provinces of Canada in which they carry on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance marketing personnel. Individual annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds.

    CODIFICATION OF STATUTORY ACCOUNTING PRACTICES

    In 1998, the NAIC approved a codification of statutory accounting principles which became effective January 1, 2001 and will serve as a comprehensive and standardized guide to statutory accounting principles. The adoption of the codification increased the statutory capital and surplus of our insurance company subsidiaries by $11.2 million.

    OTHER RECENT INSURANCE REGULATORY CHANGES

    The NAIC and state insurance regulators have recently become involved in a process of re-examining existing laws and regulations and their application to insurance companies. This re-examination has focused on insurance company investment and solvency issues, risk-based capital guidelines, assumption reinsurance, interpretations of existing laws, the development of new laws, the interpretation of nonstatutory guidelines, and the circumstances under which dividends may be paid. The NAIC has encouraged states to adopt model NAIC laws on specific topics such as:

    - investment reserve requirements;

    - risk-based capital standards;

    - codification of insurance accounting principles;

    - additional investment restrictions;

    - restrictions on an insurance company's ability to pay dividends; and

    - product illustrations.

    The NAIC is currently developing new model laws or regulations, including product design standards and reserve requirements. While the Federal government currently does not directly regulate the insurance business, Federal legislation and administrative policies in a number of areas, such as Medicare, employee benefits regulation, age, sex and disability-based discrimination, financial services regulation and Federal taxation, can significantly affect the insurance business. It is not possible to predict the future impact of changing regulation on our operations or the operations of our insurance company subsidiaries.

    Since 1993, New York State has required that all health insurance sold to individuals and groups with less than 50 employees be offered on an open enrollment and community rated basis. The community rating aspect of the law prohibits the use of age, sex, health or occupational factors in rating and requires that the same average rate be used for all persons with the same policy residing in the same location. Such insurance may continue to be sold to groups with more than 50 employees on an underwritten basis, with premium set to reflect expected or actual results. The Medicare supplement policies actively marketed by American Progressive in New York State and some of its in force business are subject to the community rating rules. The extension of such legislation to Florida, Texas and other states where we offer significant medically underwritten health insurance might cause us to reconsider our health care coverage offerings in any such state.

    DIVIDEND AND DISTRIBUTION RESTRICTIONS

    Under the insurance law of Pennsylvania, in the case of Pennsylvania Life, and Texas, in the case of American Exchange, Constitution Life, Marquette National Life and Union Bankers, a life insurer may pay dividends or make distributions from accumulated earnings without the prior approval of the insurance department, provided they do not exceed the greater of 10% of the insurer's surplus as to policyholders as of the preceding December 31 or the insurer's net gain from operations for the immediately preceding calendar year.

    Under current Florida State insurance law, American Pioneer and Peninsular Life may pay a dividend or make a distribution without the prior written approval of the insurance department when:

    - the dividend is paid from that portion of the insurer's accumulated and available surplus as is derived from the net operating profits of its business and its net realized capital gains;

    - the dividend is no more than the greater of:

     - 10% of the insurer's surplus as to policyholders derived from net operating profits on its business and net realized capital gains; and

     - the insurer's entire net operating profits and realized net capital gains derived during the immediately preceding calendar year;

    - the insurer will have surplus as to policyholders equal to or exceeding 115% of the minimum required statutory surplus as to policyholders after the dividend or distribution is made; and

    - the insurer has filed notice with the insurance department at least 10 business days prior to the dividend payment or distribution.

    Under the New York State insurance law, the declaration or payment of a dividend by American Progressive requires the approval of the New York Superintendent of Insurance, who, as a matter of present policy, would not approve such payment until American Progressive had generated sufficient statutory profits to offset its entire negative unassigned surplus, which was approximately $8.2 million as of December 31, 2000.

    Under current Canadian law, a life insurer may pay a dividend after such dividend declaration has been approved by its board of directors and upon at least 10 days prior notification to the Superintendent of Financial Institutions. In considering approval of a dividend, the board of directors must consider whether the payment of such dividend would be in contravention of the Insurance Companies Act of Canada.

    In 2000, Pennsylvania Life paid ordinary dividends to American Exchange of $2.9 million and Union Bankers paid ordinary dividends to American Exchange of $2.0 million. Additionally, Peninsular Life paid an extraordinary dividend of $1.5 million to our holding company in 2000.

    Based on the current dividend regulations of the respective states, in 2001 Pennsylvania Life would be able to pay ordinary dividends of approximately $12.1 million, Constitution Life would be able to pay ordinary dividends of $1.5 million and Union Bankers would be able to pay ordinary dividends of $1.4 million to American Exchange without prior approval from the respective insurance departments. Additionally, in 2001 Peninsular Life would be able to pay ordinary dividends of up to $1.2 million to American Pioneer without prior approval from the Florida Insurance Department. We do not expect that our remaining insurance company subsidiaries will be able to pay an ordinary dividend in 2001.

    RISK-BASED CAPITAL REQUIREMENTS

    The NAIC's risk-based capital requirements for insurance companies adopted by state regulators take into account asset risks, interest rate risks, mortality and morbidity risks and other relevant risks with respect to the insurer's business and specify varying degrees of regulatory action to occur to the extent that an insurer does not meet the specified risk-based capital thresholds, with increasing degrees of regulatory scrutiny or intervention provided for companies in categories of lesser risk-based capital compliance. Our Canadian domiciled subsidiary, PennCorp Life of Canada, and the Canadian branch of Pennsylvania Life are subject to minimum continuing capital and surplus requirements which Canadian regulators use to assess financial strength and to determine when regulatory intervention is needed. As of December 31, 2000 all of our U.S. insurance company subsidiaries maintained ratios of total adjusted capital to risk-based capital in excess of the authorized control level and PennCorp Life of Canada and the Canadian branch of Pennsylvania Life maintained minimum continuing capital and surplus requirement ratios in excess of minimum requirements. However, should our insurance company subsidiaries' capital position decline in the future, their continued ability to pay dividends and the degree of regulatory supervision or control to which they are subjected might be affected.

    GUARANTY ASSOCIATION ASSESSMENTS

    Our insurance company subsidiaries can be required, under solvency or guaranty laws of most jurisdictions in which they do business, to pay assessments to fund policyholder losses or liabilities of unaffiliated insurance companies that become insolvent. These assessments may be deferred or forgiven under most solvency or guaranty laws if they would threaten an insurer's financial strength and, in most instances, may be offset against future premium taxes. None of our insurance company subsidiaries has ever incurred any significant costs of this nature. The likelihood and amount of any other future assessments are now unknown and are beyond our control.

    HEALTH CARE REFORM

    From time to time, numerous proposals have been introduced in Congress and the state legislatures to reform the current health care system. Proposals have included, among other things, employer-based insurance systems, subsidized premiums for lower income people, programs to regulate policy availability, affordability of public and private programs and expansion of Medicare to provide prescription drug benefits and coverage to persons under age 65. Changes in health care policy generally, and the Medicare program in particular, could significantly affect our health insurance business.

    The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") restricts the ability of insurers to utilize medical underwriting and pre-existing condition provisions in health insurance policies issued to persons who were previously insured under qualifying policies. These changes, which became effective in stages, may have an adverse effect on some of our insurance policies. HIPAA also mandates the adoption of standards for the exchange of electronic health information and contains privacy requirements that will govern the handling and use of protected customer information.

    Many of the new Federal and state regulations promulgated under HIPAA are currently unsettled, making certainty of compliance impossible at this time. Due to the uncertainty surrounding the regulatory requirements, we cannot be sure that the systems and programs that we plan to implement will comply adequately with the regulations that are ultimately approved. Implementation of additional systems and programs may be required, the cost of which is unknown to us at this time. Further, compliance with these regulations would require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover our costs of complying with these new regulations.

    In addition to federal regulation, many states have enacted, or are considering, various health care reform statutes. These reforms relate to, among other things, managed care practices, such as waiting period restrictions on pre-existing conditions, credit for certain prior coverage, and limitations on rate increases and guaranteed renewability for small business plans and policies for individuals. Most states have also enacted patient confidentiality laws that prohibit the disclosure of confidential medical information. The Federal privacy rule will establish minimum standards and preempt conflicting state laws that are less restrictive than HIPAA regarding health information privacy but will allow state laws that are more restrictive than HIPAA. We are unable to predict what state reforms will be enacted or how they would affect our business.

    Some states have also enacted small group insurance and rating reforms, which generally limit the ability of insurers and health plans to use risk selection as a method of controlling costs for small group businesses. These laws may generally limit or eliminate use of pre-existing condition exclusions, experience rating, and industry class rating and limit the amount of rate increases from year to year.

    Congress and various states are considering some form of the "Patients' Bill of Rights." This legislation, if enacted, is designed to provide consumers more freedom of choice in the selection of doctors, facilities, and treatments. Although the bill was originally conceived to regulate health maintenance organizations, it will affect all facets of the nation's health care delivery system, including insurers. The pending federal legislation, known as the Bipartisan Patient Protection Act of 2001:

    - requires a more stringent timeframe for claims review and processing, utilization review and internal and external appeals processes;

    - provides that insureds have greater access to non-formulary drugs, clinical trials, physicians, specialists and emergency care; and

    - allows insureds to bring suit after exhaustion of the administrative appeals process.

These changes, if enacted, are expected to result in higher total medical costs, which could encourage more partnership and associations between medical providers and insurers to control costs, more community-based health organizations, and greater use of higher deductibles to lower insurance costs and reduce administrative expenses of smaller claims.

    Whether or not Congress passes any further health care reform measures in the foreseeable future cannot be determined at the present time. However, it is likely that health care reform will continue to reappear on the legislative agenda in the future. Such additional health care reform proposals also could require standardization of major medical or long term care coverages, impose mandated or target loss ratios or rate regulation, require the use of community rating or other means that further limit the ability of insurers to differentiate among risks, or mandate utilization review or other managed care concepts to determine what benefits would be paid by insurers. These or other proposals could increase or decrease the level of competition among health care insurers. In addition, changes could be made in Medicare that could necessitate revisions in our Medicare supplement products. Other potential initiatives, designed to tax insurance premiums or shift medical care costs from government to private insurers, could affect our business, perhaps adversely. We are unable to predict what changes to the country's health care system will be enacted, if any, or their effects on our business.

    OTHER POSSIBLE CHANGES IN LEGISLATION

    Since insurance is a regulated business, with a high public profile, it is always possible that legislation may be enacted which would have an adverse effect on our business.

    A portion of our insurance business is the sale of deferred annuities and life insurance products, which are attractive to purchasers in part because policyholders generally are not subject to Federal income tax on increases in the value of an annuity or life insurance contract until some form of distribution is made from the contract. From time to time, Congress has considered proposals to reduce or eliminate the tax advantages of annuities and life insurance, which, if enacted, might have an adverse effect on our ability to sell the affected products in the future. We are not aware that Congress is actively considering any legislation that would reduce or eliminate the tax advantages of annuities or life insurance. However, it is possible that the tax treatment of annuities or life insurance products could change by legislation or other means, such as Internal Revenue Service regulations or judicial decisions.

    Other potential changes in insurance and tax laws and regulations could also have a material adverse effect on the operations of insurance companies. Examples of regulatory developments that could have a material adverse effect on the operation of the insurance industry include, but are not limited to, the potential repeal of the McCarran-Ferguson Act (which exempts insurance companies from a variety of Federal regulatory requirements), and adoption of laws, such as those already in force in New York, limiting an insurer's ability to medically underwrite and rate health insurance policies or to exclude pre-existing conditions from coverage. In addition, the administration of insurance regulations is typically vested in state agencies that have broad powers and are concerned primarily with the protection of policyholders.

EMPLOYEES

    As of March 1, 2001, we employed approximately 790 employees, none of whom is represented by a labor union in such employment. We consider our relations with our employees to be satisfactory.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth information regarding our executive officers and directors:

NAME                                     AGE                              POSITION
----                                   --------   --------------------------------------------------------
Richard A. Barasch(1)................     47      Chairman of the Board of Directors, President and Chief
                                                  Executive Officer; Director and President of American
                                                  Progressive; and Chairman of the Board of all our other
                                                  subsidiaries.

Robert A. Waegelein, C.P.A(2)........     41      Senior Vice President and Chief Financial Officer

Gary W. Bryant, C.P.A................     51      Senior Vice President and Chief Operating Officer of the
                                                  Company; President, Chief Executive Officer and Director
                                                  of American Pioneer; and President and Director of
                                                  American Exchange, Constitution Life, Marquette National
                                                  Life, Peninsular Life and Union Bankers.

William E. Wehner, C.L.U.............     57      President and Director of Pennsylvania Life; Executive
                                                  Vice President and Chief Operating Officer of American
                                                  Progressive; and Senior Vice President and Chief
                                                  Marketing Officer of American Pioneer.

Bradley E. Cooper(1)(2)..............     34      Director

Susan S. Fleming(3)..................     30      Director

Mark M. Harmeling(3)(4)..............     48      Director and Director of American Progressive

Bertram Harnett(1)(2)................     78      Director

Patrick J. McLaughlin(1)(2)(4).......     42      Director

Robert A. Spass(1)...................     45      Director

Richard Veed(3)(4)...................     48      Director

Robert F. Wright(4)..................     75      Director

------------------------

(1) Member of the Executive Committee.

(2) Member of the Investment Committee.

(3) Member of the Compensation Committee.

(4) Member of the Audit Committee.

    RICHARD A. BARASCH. Mr. Barasch has served as a Director since July 1988, as Chairman since December 1997, as President since April 1991 and as Chief Executive Officer since June 1995. He has served as a Director and the President of American Progressive since 1998, and he is Chairman of the Board of all of our subsidiaries. Mr. Barasch has held positions with our subsidiaries since their acquisition or organization.

    ROBERT A. WAEGELEIN, C.P.A. Mr. Waegelein has served as our Senior Vice President and Chief Financial Officer since October 1990 and has been Chief Financial Officer of each of our subsidiaries since they were acquired or organized. Prior to that, Mr. Waegelein, a certified public accountant, was employed by KPMG Peat Marwick LLP, the company's then independent public accountants, in positions of increasing responsibility, finally serving as Senior Manager.

    GARY W. BRYANT, C.P.A. Mr. Bryant has served as Senior Vice President since June 1995 and Chief Operating Officer since June 2000. He has also been a Director, President and Chief Executive Officer of American Pioneer since
April 1983 and a Director and President of American Exchange since
December 1997. In addition, Mr. Bryant has served as a Director and President of Constitution Life, Marquette, Peninsular Life and Union Bankers since
March 2000.

    WILLIAM E. WEHNER, C.L.U. Mr. Wehner has served as a Director and as President of Pennsylvania Life since April 2000. Mr. Wehner has also been Executive Vice President and Chief Operating Officer of American Progressive since May 1991 and Senior Vice President and Chief Marketing Officer of American Pioneer since November 1997. Mr. Wehner was employed for over twenty years by Mutual Life Insurance Company of New York and its affiliates in positions of increasing responsibility, finally serving as Vice President for Group Insurance.

    BRADLEY E. COOPER.  Mr. Cooper has served as a Director since July 1999.
Mr. Cooper is a Partner and co-founder of Capital Z Financial Services Fund II L.P. which owns 54.8% of our outstanding stock. Prior to joining Capital Z, Mr. Cooper served in similar roles at Insurance Partners, L.P. and International Insurance Investors, L.P. Mr. Cooper currently serves on the board of directors of Superior National Insurance Group, Highlands Insurance Group, CERES
Group, Inc., American Capital Access Holdings, Stellarnet, Inc. and
Inlumen, Inc.

    SUSAN S. FLEMING. Ms. Fleming has served as a Director since July 1999. She is a Principal of Capital Z Financial Services Fund II L.P. Prior to joining Capital Z, Ms. Fleming served as Vice President of Insurance Partners, L.P. and was an investment banker in the Mergers and Acquisitions Financial Institutions Group at Morgan Stanley & Co. Ms. Fleming currently serves on the Board of Directors of CERES Group, Inc.

    MARK M. HARMELING. Mr. Harmeling has served as a Director since July 1990. He has also served as Director of American Progressive since December 1992.
Mr. Harmeling is a Managing Director of TA Associates Realty, a pension fund advisory firm. He was previously President of Bay State Realty Advisors, a real estate management and development company. Mr. Harmeling is also a Director of Rochester Shoetree Corporation (since 1988) and Applied Extrusion
Technologies, Inc. (since 1987).

    BERTRAM HARNETT. Mr. Harnett has served as a Director since 1996. He was also a Director of American Pioneer from July 1988 to February 1989.
Mr. Harnett has been a practicing lawyer since 1948 and is President of the law firm of Harnett Lesnick & Ripps P.A., Boca Raton, Florida and its predecessors since 1988. He is the author of treatises on insurance law and is a former Justice of the New York State Supreme Court.

    PATRICK J. MCLAUGHLIN. Mr. McLaughlin has served as a Director since January 1995. Mr. McLaughlin has been a Managing Director of Emerald Capital Group, Ltd., an asset management and consulting firm specializing in the insurance industry, since April 1993. Prior to that he was an

Executive Vice President and Chief Investment Officer of Life Partners
Group, Inc., Managing Director of Conning & Company and Senior Vice President and Chief Investment Officer of ICH Corporation.

    ROBERT A. SPASS.  Mr. Spass has served as a Director since July 1999.
Mr. Spass is a Partner and co-founder of Capital Z. Prior to founding Capital Z, Mr. Spass was the Managing Partner and co-founder of Insurance Partners, L.P. Mr. Spass serves on the board of directors of Highlands Insurance Group, Inc., Superior National Insurance Group, Inc., CERES Group, Inc., Kinexus Corporation, Aames Financial Corp. and USI Insurance Services Corp.

    RICHARD VEED. Mr. Veed has served as a Director since April 1997. Mr. Veed has been a Managing Partner of AAM Investment Banking Group, Ltd. since
October 1993. Prior to that, he was President of Guaranty Reassurance Corp. from September 1992 to May 1993 and a Partner at Arthur Andersen & Co. from 1987 to August 1992. He is also a Director of HomeVest Financial Group, Inc. and Wasatch Crest Group, Inc.


    ROBERT F. WRIGHT.  Mr. Wright has served as a Director since June 1998.
Mr. Wright has been President of Robert F. Wright Associates, Inc. since 1988. Prior to that, Mr. Wright was a senior partner of the public accounting firm of Arthur Andersen LLP. Mr. Wright is Director of Hanover Direct, Inc., Reliance Standard Life Insurance Company (and its affiliates), Deotexis, Inc., GVA Williams, The Navigators Group, Inc., and U.S. Timberlands Company, L.P.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information as of June 1, 2001 as to the number of shares of common stock beneficially owned by each person known by us to own beneficially more than 5% of our common stock, each person who is a director of our holding company, all persons as a group who are directors and executive officers of our holding company and shareholders who are offering common stock in this offering. The table also indicates the percentage of outstanding shares held by each of them as of that date before and after giving effect to this offering. Unless otherwise indicated, each such beneficial owner holds the sole voting and investment power with respect to shares of common stock outstanding. Our common stock is our only class of voting securities outstanding.


                                                           SHARES OF                                 SHARES OF
                                                         COMMON STOCK                               COMMON STOCK
                                                      BENEFICIALLY OWNED                         BENEFICIALLY OWNED
                                                     PRIOR TO OFFERING(1)                        AFTER OFFERING(1)
                                                    -----------------------     NUMBER OF     ------------------------
                                                      NUMBER     PERCENTAGE      SHARES       NUMBER OF    PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER                OF SHARES     OF CLASS    BEING OFFERED     SHARES     OF CLASS(2)
------------------------------------                ----------   ----------   -------------   ----------   -----------
Capital Z Financial Services Fund II,               25,571,713      54.6%        484,741      25,086,972    48.4  %
  L.P.(3)(4)......................................
  54 Thompson Street
  New York, New York 10012

Capital Z Financial Services Private Fund II,          135,839      *              2,575        133,264       *
  L.P.(3)(4)......................................
  54 Thompson Street
  New York, New York 10012

UAFC, L.P.........................................   2,399,415       5.1%        660,053      1,739,362      3.4  %
  30 North LaSalle Street
  Chicago, Illinois 60602

Richard A. Barasch(5).............................   2,913,000       6.2%             --      2,913,000      5.6  %
  6 International Drive
  Rye Brook, New York 10573

Bradley E. Cooper(3)..............................      34,216      *                 --         34,216       *
  54 Thompson Street
  New York, New York 10012

Susan S. Fleming(6)...............................       6,548      *                 --          6,548       *
  54 Thompson Street
  New York, New York 10012

Mark M. Harmeling(7)..............................      43,809      *                 --         43,809       *
  108 Chestnut Street
  North Reading, Massachusetts 01864

Bertram Harnett(8)................................     199,952      *                 --        199,952       *
  105 East Palmetto Park Road
  Boca Raton, Florida 33432

Patrick McLaughlin(9).............................      49,501      *                 --         49,501       *
  100 Chetwynd Drive
  Rosemont, Pennsylvania 19010

Robert A. Spass(4)................................      68,433      *                 --         68,433       *
  54 Thompson Street
  New York, New York 10012

Richard Veed(10)..................................       8,001      *                 --          8,001       *
  30 North LaSalle Street
  Chicago, Illinois 60602

Robert F. Wright(11)..............................     403,575      *                 --        403,575       *
  57 West 57th Street
  New York, New York 10019

All Directors and Executive Officers
  as a group (13 persons).........................   5,605,977      11.6%             --      5,605,977     10.5  %

J.P. Morgan Partners (BHCA) L.P. (formerly known       252,631      *            252,631             --      --
  as Chase Equity Associates, L.P.)(12)...........

Midland National Life Insurance Company...........     671,807       1.4%        500,000        171,807       *

Wand/Universal Investments I L.P.(12)(13).........   1,422,222       3.0%        240,000      1,182,222      2.3  %

Wand/Universal Investments II L.P.(12)(13)........     355,555      *             60,000        295,555       *


------------------------------

   * Less than 1%.

 (1) The SEC has defined "beneficial owner" of a security to include any person who has or shares voting power or investment power with respect to any such security or who has the right to acquire beneficial ownership of any security within 60 days. The percentages are based on the 46,873,965 shares of common stock outstanding as of June 1, 2001 plus common stock issuable with respect to options and warrants held by the person whose percentage of ownership is being calculated which are presently exercisable or exercisable within 60 days.


 (2) Without giving effect to the Underwriters' over-allotment option. If the Underwriters over-allotment is exercised in full, Capital Z Financial Services Fund II, L.P., UAFC, L.P. and Mr. Barasch will own 47.7%, 3.3% and 5.5% of our outstanding shares after the offering.


 (3) Mr. Cooper, who is a director of our holding company, is a partner of Capital Z Partners Ltd., the ultimate general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P. In addition, Mr. Cooper owns 9.9% of the voting capital stock of Capital Z Partners, Ltd. No person or entity owns 10% or more of the voting capital stock of Capital Z Partners, Ltd. Mr. Cooper disclaims beneficial ownership of all shares of our common stock that are beneficially owned by Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

 (4) Mr. Spass, who is a director of our holding company, is a partner of Capital Z Partners, Ltd., the ultimate general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P. In addition, Mr. Spass owns 9.9% of the voting capital stock of Capital Z Partners, Ltd. No person or entity owns 10% or more of the voting capital stock of Capital Z Partners. Ltd. Mr. Spass disclaims beneficial ownership of all shares of our common stock that are beneficially owned by Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

 (5) Includes 445,500 shares that would be received upon the exercise of 445,500 stock options held by Richard Barasch. Also includes the following shares of which Mr. Barasch disclaims beneficial ownership: 1,021,730 shares which are held directly by, or in trust for, members of his immediate family and 409,561 shares which are held in an irrevocable trust for the benefit of the Harnett family (the "Barasch Universal Trust") of which Richard Barasch is trustee.

 (6) Ms. Fleming is a principal of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P. and disclaims beneficial ownership of all shares of common stock beneficially owned by Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

 (7) Includes 12,001 shares that would be received upon the exercise of 12,001 stock options held by Mr. Harmeling.

 (8) Includes 24,001 shares that would be received upon the exercise of 24,001 stock options held by Bertram Harnett. Does not include shares and warrants held by the Barasch Universal Trust, of which Mr. Harnett disclaims beneficial ownership.

 (9) Includes 10,001 shares that would be received upon the exercise of 10,001 stock options held by Mr. McLaughlin.

 (10) Includes 8,001 shares that would be received upon the exercise of 8,001 stock options held by Mr. Veed. Does not include any indirect ownership through UAFC, L.P. by Mr. Veed who is a partner of AAM Capital Partners, L.P., a partnership that owns an interest in UAFC, L.P.


 (11) Includes 23,001 shares that would be received upon the exercise of 23,001 stock options held by Robert Wright.



 (12) J.P. Morgan Partners (BHCA), L.P. is party to a shareholders agreement pursuant to which it is entitled, jointly with UAFC, L.P. and AAM Capital Partners, to designate one member of our board of directors. J.P. Morgan Partners (BHCA), L.P., Wand/Universal Investments I L.P. and Wand/Universal Investments II L.P. are parties to a registration rights agreement pursuant to which they are selling shares of common stock in this offering.



 (13) If the Underwriters' over-allotment is exercised in full, Wand/Universal Investments I L.P. will offer an additional 24,000 shares and Wand/Universal Investments II L.P. will offer an additional 6,000 shares. In such case, Wand/Universal Investments I L.P. will own 1,158,222, or 2.2%, of our outstanding shares after the offering and Wand/Universal Investments II L.P. will own 289,555 of our outstanding shares after the offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The following is a description of the material terms and provisions relating to our capital stock. Because it is a summary, the following description is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation, and our bylaws, as amended. Our certificate of incorporation and our bylaws are filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

PREFERRED STOCK

    We are authorized to issue up to 2 million shares of preferred stock, par value of $1.00 per share. Our board of directors is authorized, without further shareholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the number, designations, relative rights, preferences, and limitations of each series. There are presently no shares of preferred stock outstanding and we have no present plans, agreements or understandings for the authorization or issuance of any preferred stock.

COMMON STOCK

    We are authorized to issue 80 million shares of common stock, par value of $.01 per share. As of June 1, 2001, we had 46,873,965 issued and outstanding shares of common stock, and 7,315,709 shares reserved for the following purposes:

    - 5,836,810 shares reserved for issuance under our Incentive Compensation Plan, of which 4,827,190 shares are subject to currently outstanding options,

    - 270,807 shares reserved for issuance under our Agent Stock Plan, of which 80,749 shares are subject to currently outstanding options, and

    - 1,135,174 shares reserved for issuance under our Regional Equity Plan of which 37,845 shares are subject to currently outstanding options.

    Holders of common stock are entitled to dividends as may be declared by the board of directors from assets legally available for that purpose and are entitled at all meetings of shareholders to one vote for each share held by them, without provision for cumulative voting. In the event of a liquidation, all assets available for distribution to the holders of our common stock, after payment of the amount, if any, distributable to the holders of preferred stock, are distributable among them according to their respective holdings. The common stock is not redeemable and has no preemptive rights. The shares sold in this offering will be, and all of the outstanding shares of common stock are, fully paid and non-assessable.

PROVISIONS OF CERTIFICATE OF INCORPORATION AND OF NEW YORK LAW

    Our certificate of incorporation provides that the affirmative vote of the holders of 66 2/3% of the voting power of all of our outstanding common stock is required for the following transactions with a party which owns 5% or more of such voting power, unless (a) such transaction was approved by our board of directors prior to the acquisition of the 5% by the other party, or (b) we own 50% or more of the total voting power of the other party:

    - a merger or consolidation of us with the other party, or

    - the sale of substantially all of our assets or business to the other party.

    Our certificate of incorporation also requires that the following actions require approval of not less than two thirds of the total number of directors:

    - a merger or consolidation of us or a material subsidiary, or in which our securities are being issued, and in which our shareholders do not own a majority of the post-transaction voting securities entitled to elect the board of directors;

    - the sale of all or substantially all of our assets or properties;

    - the disposition of any shares of a material subsidiary or all or substantially all of the assets of such a subsidiary;

    - a change in the number of directors;

    - a change in the certificate of incorporation or by-laws;

    - electing or removing executive officers, or changing the employment agreement entered into between Richard A. Barasch and us on July 30, 1999;

    - our dissolution or seeking the protection of bankruptcy laws; and

    - approving dividends or other distributions with respect to common stock.

    We are subject to the New York Business Corporation Law (the "NYBCL").
Section 912 of the NYBCL, entitled "Requirements Relating to Certain Business Combinations," and Article 16, entitled "Security Takeover Disclosure Act" contain anti-takeover provisions. Among other things, Section 912 of the NYBCL prohibits a publicly held New York corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder, unless one of the following conditions is met:

    - the business combination is approved by a majority of the non-interested shareholders;

    - the transaction in which such person became an interested shareholder was approved by the board of directors of the corporation; or

    - the cash and other consideration to be delivered to the holder of each share of common stock of the corporation meets the minimum value criteria determined in accordance with the statute.

    As used in Section 912:

    - a "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the shareholder; and

    - an "interested shareholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last five years) 20% or more of the corporation's voting stock.

    Among other things, Article 16 of the NYBCL requires certain persons making a tender offer or a takeover bid for outstanding shares of certain New York corporations to file a registration statement with the New York State Attorney General and with the corporation for whose stock the tender is being made. The statute imposes additional requirements to takeover bids not subject to the requirements of Section 14(d) of the U.S. Securities Exchange Act. As used in
Article 16, "takeover bid" means the acquisition of or offer to acquire, pursuant to a tender offer or request or invitation for tenders, any equity security of a target company, if after acquisition, the offeror would, directly or indirectly, be a beneficial owner of more than five percent of any class of the issued and outstanding equity securities of such target company. A "takeover bid" does not include:

    - bids made by a dealer for his or her own account in the ordinary course of business of buying and selling such security;

    - an offer to acquire such equity security solely in exchange for other securities, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, in good faith and not for the purpose of avoiding this Section, and not involving any public offering of such other securities within the meaning of the Securities Act of 1933;

    - any other offer to acquire an equity security, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, from not more than fifty offerees, in good faith and not for the purpose of avoiding provisions of this article; or

    - any offer where, prior to making the offer, the offeror owns a majority of the voting equity securities of the target company.

TRANSFER AGENT

    The transfer agent for our common stock is American Stock Transfer & Trust Company.

                                  UNDERWRITING

    Universal American Financial Corp. and the selling shareholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and Raymond James &
Associates, Inc. are the representatives of the underwriters. We and the selling shareholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters have each agreed to purchase, the number of shares of common stock listed next to its name in the following table:


UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Banc of America Securities LLC..............................     5,414,400
Raymond James & Associates, Inc.............................     1,353,600
Ryan, Beck & Co., Inc.......................................       144,000
Sanders Morris Harris.......................................       144,000
Sandler O'Neill & Partners L.P..............................       144,000
                                                                 ---------
      Total.................................................     7,200,000
                                                                 =========


    The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. The underwriters will sell the shares of common stock to the public when and if the underwriters buy the shares from us and the selling shareholders.


    The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to some dealers a concession of not more than $0.18 per share. The underwriters may also allow, and any other dealers may reallow, a concession of not more than $0.10 per share to some other dealers. If all the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters and the right on the part of the underwriters to reject orders in whole or in part.



    Universal American Financial Corp. has granted the underwriters an option to buy up to 720,000 additional shares of common stock and some of the selling shareholders have granted the underwriters an option to buy up to 30,000 additional shares of common stock. These additional shares would cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters may exercise this option for thirty (30) days after the date of this prospectus. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.


    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.


                                                                  TOTAL
                                                       ---------------------------
                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per share underwriting discounts and commissions.....  $   0.3187     $    0.3187
Total underwriting discounts and commissions to be
  paid by Universal American Financial Corp..........  $1,593,750     $ 1,823,250
Total underwriting discounts and commissions to be
  paid by the selling shareholders...................  $  701,250     $   710,813



    The expenses of the offering, not including underwriting discounts and commissions, are estimated to be approximately $700,000 and will be paid by us.

    We, our executive officers and directors and the selling shareholders have entered into lock-up agreements with the underwriters. Under these agreements, we may not issue any new shares of common stock and our executive officers and directors and the selling shareholders may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock without the prior written consent of Banc of America Securities LLC. These restrictions will be in effect for a period of 180 days after the date of the final prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

    We and the selling shareholders will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

    Our common stock is quoted on the Nasdaq National Market under the symbol "UHCO."

    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock. These transactions may include:

    - short sales;

    - over-allotment;

    - purchases to cover positions created by short sales; and

    - stabilizing transactions.

    Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering. In order to cover a short position, the underwriters may bid for and purchase shares of our common stock in the open market or may exercise their overallotment option. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress.

    The underwriters may also impose a penalty bid. This means that if the representatives purchase shares of our common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them to the remaining underwriters.

    As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

    In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

    Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York will pass upon the validity of the common stock and other legal matters related to this offering for us. LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York will pass upon certain legal matters related to this offering for the underwriters.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 2000 and 1999, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have included and incorporated by reference these audited financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy these reports, proxy statements and other information at the Commission's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Call (800) SEC-0330 for more information regarding the Public Reference Room. The Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the Commission. The site's address is "www.sec.gov."

    We have filed a Registration Statement on Form S-3 under the Securities Act with respect to this offering. You should refer to the Registration Statement and its exhibits and schedules for further information regarding us and our common stock.

    The Commission allows us to "incorporate by reference" into this prospectus the information in other documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information in documents that we file later with the Commission will automatically update and supersede this information.

    We incorporate by reference the documents listed below:

    (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

    (2) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001; and

    (3) The description of our Common Stock contained in our Registration Statement on Form 8-A, filed July 11, 1983.

    We also incorporate by reference into this prospectus all documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

    We will provide a copy of any or all of these documents (other than exhibits unless the exhibits are specifically incorporated by reference into the document), without charge, upon written or oral request to: Universal American Financial Corp., Six International Drive, Suite 190, Rye Brook, NY 10573,
Attention: Secretary, telephone (914) 934-5200.

    Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF THE REGISTRANT:

AUDITED FINANCIAL STATEMENTS

  Independent Auditors' Report..............................  F-2

  Consolidated Balance Sheets as of December 31, 2000 and
    1999....................................................  F-3

  Consolidated Statements of Operations for the Three Years
    Ended December 31, 2000.................................  F-4

  Consolidated Statements of Stockholders' Equity and
    Comprehensive Income for the Three Years Ended
    December 31, 2000.......................................  F-5

  Consolidated Statements of Cash Flows for the Three Years
    Ended December 31, 2000.................................  F-6

  Notes to Consolidated Financial Statements................  F-7

UNAUDITED FINANCIAL STATEMENTS

  Consolidated Balance Sheets as of March 31, 2001 and
    December 31, 2000.......................................  F-45

  Consolidated Statement of Operations for the Three Months
    ended March 31, 2001 and March 31, 2000.................  F-46

  Consolidated Statements of Cash Flows for the Three Months
    Ended March 31, 2001 and March 31, 2000.................  F-47

  Notes to Consolidated Financial Statements................  F-48

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Universal American Financial Corp.:

    We have audited the accompanying consolidated balance sheets of Universal American Financial Corp. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal American Financial Corp. and subsidiaries at December 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

                                          New York, New York
                                          February 23, 2001

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999
                                 (IN THOUSANDS)

                                                                 2000         1999
                                                              ----------   ----------
ASSETS
  Investments (Notes 2c and 5):
  Fixed maturities available for sale, at fair value
    (amortized cost: 2000, $746,060; 1999, $734,466)........  $  751,738   $  717,560
  Equity securities, at fair value (cost: 2000, $3,819;
    1999, $5,120)...........................................       3,547        4,838
  Policy loans..............................................      25,077       25,640
  Other invested assets.....................................       4,318        5,506
                                                              ----------   ----------
    Total investments.......................................     784,680      753,544
  Cash and cash equivalents.................................      40,250       58,753
  Accrued investment income.................................      11,459       11,506
  Deferred policy acquisition costs (Note 2d)...............      48,651       34,943
  Amounts due from reinsurers (Note 11).....................     202,929      196,960
  Due and unpaid premiums...................................       3,680        3,578
  Deferred income tax asset (Note 6)........................      65,014       70,968
  Goodwill (Note 2o)........................................       6,712        4,201
  Present value of future profits...........................       5,802        1,226
  Other assets..............................................      20,687       17,742
                                                              ----------   ----------
    Total assets............................................   1,189,864    1,153,421
                                                              ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Policyholder account balances (Note 2e)...................     223,681      238,665
  Reserves for future policy benefits.......................     575,239      560,777
  Policy and contract claims--life..........................       7,207        5,644
  Policy and contract claims--health........................      77,884       72,261
  Loan payable (Note 12)....................................      69,650       70,000
  Amounts due to reinsurers.................................       2,877           85
  Restructuring liability (Note 4)..........................       2,955        9,980
  Negative goodwill (Note 2o and 4).........................       1,944        9,622
  Other liabilities.........................................      54,478       52,422
                                                              ----------   ----------
    Total liabilities.......................................   1,015,915    1,019,456
  Commitments and contingencies (Note 13)
STOCKHOLDERS' EQUITY (NOTE 8)
  Common stock (Authorized: 80 million shares, issued and
    outstanding: 2000, 46.8 million shares; 1999, 45.9
    million shares).........................................         468          459
  Additional paid-in capital................................     128,625      122,924
  Accumulated other comprehensive income (loss).............       4,875       (6,887)
  Retained earnings.........................................      40,354       17,469
  Less: Treasury Stock (0.1 million shares).................        (373)          --
                                                              ----------   ----------
    Total stockholders' equity..............................     173,949      133,965
                                                              ----------   ----------
    Total liabilities and stockholders' equity..............  $1,189,864   $1,153,421
                                                              ==========   ==========

                See notes to consolidated financial statements.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE THREE YEARS ENDED DECEMBER 31, 2000
                  (IN THOUSANDS, PER SHARE AMOUNTS IN DOLLARS)

                                                                2000       1999       1998
                                                              --------   --------   --------
REVENUE:
  Gross premiums and policyholder fees earned...............  $451,323   $252,553   $131,044
  Reinsurance premiums assumed..............................     3,055      1,751        998
  Reinsurance premiums ceded................................  (234,625)  (138,827)   (89,546)
                                                              --------   --------   --------
  Net premiums and policyholder fees earned (Note 11).......   219,753    115,477     42,496
  Net investment income (Note 5)............................    56,945     29,313     10,721
  Realized gains (losses) on investments (Note 5)...........       146       (241)       256
  Fee and other income......................................     7,247      3,587      2,616
                                                              --------   --------   --------
    Total revenues..........................................   284,091    148,136     56,089
                                                              --------   --------   --------

BENEFITS, CLAIMS AND OTHER DEDUCTIONS:
  Net increase in future policy benefits....................     6,968        357      5,356
  Claims and other benefits.................................   146,951     72,898     25,638
  Interest credited to policyholders........................    10,130      8,668      7,240
  Net increase in deferred acquisition costs................   (15,925)    (6,229)    (3,530)
  Amortization of present value of future profits...........     3,096        343        174
  Amortization of goodwill/negative goodwill................      (347)      (273)       171
  Commissions...............................................    82,903     46,624     27,147
  Other operating costs and expenses........................    87,006     48,658     21,181
  Commission and expense allowances on reinsurance ceded....   (69,757)   (38,966)   (31,220)
    Total benefits, claims and other deductions.............   251,025    132,080     52,157
                                                              --------   --------   --------

  Operating income before taxes.............................    33,066     16,056      3,932
  Federal income tax expense (Note 6).......................    10,181      6,243      1,324
                                                              --------   --------   --------

  Net income................................................    22,885      9,813      2,608
  Redemption accrual on Series C and Series D Preferred
    Stock (Note 7)..........................................        --        180        434
                                                              --------   --------   --------
  Net Income applicable to common shareholders..............  $ 22,885   $  9,633   $  2,174
                                                              ========   ========   ========

Earnings per common share (Note 2k):
  Basic.....................................................  $   0.49   $   0.42   $   0.29
                                                              ========   ========   ========
  Diluted...................................................  $   0.49   $   0.34   $   0.20
                                                              ========   ========   ========

                 See notes to consolidated financial statements

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME
                  FOR THE THREE YEARS ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                            ACCUMULATED
                                       SERIES B               ADDITIONAL       OTHER
                                       PREFERRED    COMMON     PAID-IN     COMPREHENSIVE   RETAINED   TREASURY
                                         STOCK      STOCK      CAPITAL     INCOME (LOSS)   EARNINGS    STOCK      TOTAL
                                       ---------   --------   ----------   -------------   --------   --------   --------
Balance, January 1, 1998.............   $4,000       $ 73      $ 15,993       $   842      $ 4,799     $  --     $ 25,707
Net income...........................       --         --            --            --        2,608        --        2,608
Redemption accrual on Series C
  Preferred Stock....................       --         --            --            --         (434)       --         (434)
Other comprehensive income
  (Note 2I)..........................       --         --            --            16           --        --           16
                                                                                                                 --------
Comprehensive income.................                                                                               2,190
                                                                                                                 --------
Issuance of common stock (Note 8)....       --          3           525            --           --        --          528
Issuance of Series D Preferred
  Stock..............................       --         --          (107)           --           --        --         (107)
                                        ------       ----      --------       -------      -------     -----     --------
Balance, December 31,1998............    4,000         76        16,411           858        6,973        --       28,318
Net income...........................       --         --            --            --        9,813        --        9,813
Redemption accrual on Series C
  Preferred Stock....................       --         --            --            --         (180)       --         (180)
Other comprehensive income
  (Note 2I)..........................       --         --            --        (7,745)          --        --       (7,745)
                                                                                                                 --------
Comprehensive income.................                                                                               1,888
                                                                                                                 --------
Issuance of common stock (Note 8)....       --        383        89,927            --           --        --       90,310
Preferred Stock Conversion
  (Note 7)...........................   (4,000)        --        13,142            --          863        --       10,005
Stock-based compensation (Note 3 and
  9).................................       --         --         4,411            --           --        --        4,411
Loans to officers (Note 7)...........       --         --          (967)           --           --        --         (967)
                                        ------       ----      --------       -------      -------     -----     --------
Balance, December 31,1999............       --        459       122,924        (6,887)      17,469        --      133,965
                                        ------       ----      --------       -------      -------     -----     --------
Net income...........................       --         --            --            --       22,885        --       22,885
Other comprehensive income
  (Note 2I)..........................       --         --            --        11,762           --        --       11,762
                                                                                                                 --------
Comprehensive income.................                                                                              34,647
                                                                                                                 --------
Issuance of common stock (Note 8)....       --          9         3,289            --           --        --        3,298
Stock-based compensation (Note 3 and
  9).................................       --         --         2,388            --           --        --        2,388
Loans to officers (Note 7)...........       --         --            13            --           --        --           13
Treasury shares purchased, at cost
  (Note 8)...........................       --         --            --            --           --      (711)        (711)
Treasury shares reissued (Note 8)....       --         --            11            --           --       338          349
                                        ------       ----      --------       -------      -------     -----     --------
Balance, December 31, 2000...........   $   --       $468      $128,625       $ 4,875      $40,354     $(373)    $173,949
                                        ======       ====      ========       =======      =======     =====     ========

                See notes to consolidated financial statements.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE THREE YEARS ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                2000        1999        1998
                                                              ---------   ---------   --------
Cash flows from operating activities:
Net income..................................................  $  22,885   $   9,813   $  2,608
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
Deferred income taxes.......................................      7,011         996      1,324
Change in reserves for future policy benefits (net of
  balances acquired)........................................      3,142       5,136      6,928
Change in policy and contract claims (net of balances
  acquired).................................................      7,185      (2,229)      (270)
Change in deferred policy acquisition costs.................    (15,925)     (6,253)    (3,530)
Change in deferred revenue (net of balances acquired).......        (32)        (45)       (63)
Amortization of present value of future profits.............      3,096         343        175
Amortization of goodwill....................................       (347)       (273)       154
Change in policy loans (net of balances acquired)...........        563         264        (91)
Change in accrued investment income (net of balances
  acquired).................................................       (410)       (336)      (181)
Change in reinsurance balances (net of balances acquired)...      1,155      (5,571)    (5,320)
Change in due and unpaid premium (net of balances
  acquired).................................................       (102)        187         22
Realized loss (gain) on investments.........................       (146)        241       (256)
Change in restructuring liability...........................     (7,025)      9,980         --
Change in income taxes payable (net of balances acquired)...      1,711      11,565         --
Other, net..................................................     (3,178)     (5,150)    (1,874)
                                                              ---------   ---------   --------
Net cash provided by (used in) operating activities.........     19,583      18,668       (374)
                                                              ---------   ---------   --------
Cash flows from investing activities:
Proceeds from sale of fixed maturities available for sale...    104,046      41,039     26,887
Proceeds from redemption of fixed maturities available for
  sale......................................................      9,131      12,405      7,941
Cost of fixed maturities purchased available for sale.......   (127,255)   (182,843)   (45,886)
Change in amounts held in trust for reinsurer...............     (3,105)     (2,403)    (5,182)
Proceeds from sale of equity securities.....................      1,896         374        512
Cost of equity securities purchased.........................       (534)       (144)      (591)
Change in mortgage loans....................................        462       2,870         --
Change in other invested assets.............................        696       2,079       (108)
Purchase of business, net of cash acquired..................     (6,365)     (9,620)    (2,563)
                                                              ---------   ---------   --------
Net cash used by investing activities.......................    (21,028)   (136,243)   (18,990)
                                                              ---------   ---------   --------
Cash flows from financing activities:
Net proceeds from issuance of common stock..................        213      93,209        421
Cost of treasury stock purchases............................       (711)         --         --
Proceeds from the issuance of Series D Preferred Stock......         --       1,750      2,250
Increase (decrease) in policyholder account balances........    (16,210)       (974)     7,522
Increase in loan payable....................................      3,000      70,000      1,850
Principle repayment on loan payable.........................     (3,350)     (4,750)      (600)
                                                              ---------   ---------   --------
Net cash provided by (used in) financing activities.........    (17,058)    159,235     11,443
                                                              ---------   ---------   --------
Net (decrease) increase in cash and cash equivalents........    (18,503)     41,660     (7,921)
Cash and cash equivalents at beginning of year..............     58,753      17,093     25,014
                                                              ---------   ---------   --------
Cash and cash equivalents at end of year....................  $  40,250   $  58,753   $ 17,093
                                                              =========   =========   ========
Supplemental disclosure of cash flow information:
Cash paid (received) during the year for:
  Interest..................................................  $   7,097   $   2,859   $    307
                                                              =========   =========   ========
  Income taxes..............................................  $  (3,375)  $   2,335   $     --
                                                              =========   =========   ========

                See notes to consolidated financial statements.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND COMPANY BACKGROUND

    Universal American Financial Corp. ("the Company" or "Universal American") was incorporated in the State of New York in 1981 as a life and accident & health insurance holding company. Until July 30, 1999, the Company had three principal subsidiaries: American Progressive Life & Health Insurance Company of New York ("American Progressive"), American Pioneer Life Insurance Company ("American Pioneer"), American Exchange Life Insurance Company ("American Exchange"), in addition to WorldNet Services Corp. ("WorldNet") and Quincy Coverage Corp. ("Quincy"). On July 30, 1999, Universal American acquired all of the outstanding shares of common stock of certain direct and indirect subsidiaries of PennCorp Financial Group ("PFG"), including the following six insurance companies (the "Acquired Companies"): Pennsylvania Life Insurance Company ("Pennsylvania Life"), Peninsular Life Insurance Company ("Peninsular"), Union Bankers Insurance Company ("Union Bankers"), Constitution Life Insurance Company ("Constitution"), Marquette National Life Insurance Company ("Marquette") and PennCorp Life Insurance Company, a Canadian company ("PennCorp Canada"). On January 2, 2000, Universal American acquired American Insurance Administration Group, Inc. ("AIAG") and on August 10, 2000, Universal American acquired Capitated Healthcare Services, Inc. ("CHCS").

    Universal American is a life and accident and health insurance holding company whose principal insurance subsidiaries have operated through a general agency system, marketing and underwriting products aimed at the senior market, including Medicare supplement, long-term care, home health care, life insurance and annuities. With the acquisition of Pennsylvania Life and PennCorp Canada, the Company has expanded its issuance of fixed benefit accident and health insurance products. The acquisition expanded the Company's general agency system and provided a new distribution system consisting of career agents. The Career Agency distribution system operates through a network of regional managers that operate branch offices throughout the United States and Canada and are under exclusive contract with Pennsylvania Life and PennCorp Life of Canada. Universal American, through its acquisitions of AIAG and CHCS in 2000, has expanded its insurance services segment to include independent third party administrative service contracts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A. BASIS OF PRESENTATION: The significant accounting policies followed by Universal American and subsidiaries that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") which, as to the insurance subsidiaries, differ from statutory accounting practices prescribed or permitted by regulatory authorities. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Accounts that the Company deems to be sensitive to changes in estimates include policy liabilities and accruals, deferred policy acquisition costs, present value of future profits and deferred taxes. As additional information becomes available or actual amounts become determinable, the recorded estimates may be revised and reflected in operating results. Actual results could differ from those estimates.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    B. PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Universal American and its wholly-owned subsidiaries, including the operations of acquired companies from the date of their acquisition. All material intercompany transactions and balances have been eliminated.

    C. INVESTMENTS: The Company follows Financial Accounting Standards Board ("FASB") Statement No. 115, "Accounting for Certain Debt and Equity Securities" ("Statement No. 115"). Statement No. 115 requires that debt and equity securities be classified into one of three categories and accounted for as follows: Debt securities that the Company has the positive intent and the ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Debt and equity securities that are held for current resale are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as held to maturity or as trading securities are classified as "available for sale" and reported at fair value. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive income, net of tax and deferred policy acquisition cost adjustments.

       As of December 31, 2000 and 1999, all fixed maturity securities were classified as available for sale and were carried at fair value, with the unrealized gain or loss, net of tax and other adjustments (deferred policy acquisition costs), included in accumulated other comprehensive income. Equity securities are carried at current fair value. Policy loans are stated at the unpaid principal balance. Short-term investments are carried at cost, which approximates fair value. Other invested assets include real estate, mortgage loans and collateral loans. The real estate and collateral loans are carried at cost which is equal to the fair value of their estimated future cash flows at the date of acquisition. Mortgage loans are carried at the unpaid principal balance. Investment income is recorded when earned.

       The Company regularly evaluates the carrying value of their investments based on current economic conditions, past credit loss experience and other circumstances. A decline in net realizable value that is other than temporary is recognized as a realized investment loss and a reduction in the cost basis of the investment in the period when such determination is made. The Company discounts expected cash flows in the computation of net realizable value of its investments, other than certain mortgage-backed securities. In those circumstances where the expected cash flows of residual interest and interest-only mortgage-backed securities, discounted at a risk-free rate of return, result in an amount less than the carrying value, a realized loss is reflected in an amount sufficient to adjust the carrying value of a given security to its fair value. Realized investment gains and losses on the sale of securities are based on the specific identification method.

    D. DEFERRED POLICY ACQUISITION COSTS: The cost of acquiring new business, principally commissions and certain expenses of the agency, policy issuance and underwriting departments, all of which vary with, and are primarily related to the production of new and renewal business, have been deferred. These costs are being amortized in relation to the present value of expected gross profits on the policies arising principally from investment, mortality and expense margins for FASB Statement No. 97, "Accounting and Reporting by Insurance Enterprises for Certain

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments", ("Statement No. 97") products and in proportion to premium revenue using the same assumptions used in estimating the liabilities for future policy benefits for FASB Statement No. 60, "Accounting and Reporting by Insurance Enterprises", ("Statement
       No. 60") products. Deferred policy acquisition costs are written off to the extent that it is determined that future policy premiums and investment income or gross profits would not be adequate to cover related losses and expenses. During the year ended December 31, 2000, the Company decided to exit the major medical line of business. This resulted in a reduction in the projected gross profits for that line of business and accordingly, deferred policy acquisition costs of $1.4 million were written off as of December 31, 2000. No deferred policy acquisition costs were written off for the years ended December 31, 1999 and 1998.

       The Company has several reinsurance arrangements in place on its life and accident & health insurance risks (see Note 11). In the accompanying statement of operations, the Company reports commissions incurred on direct premium written and commission and expense allowances on reinsurance ceded on separate lines to correspond to the presentation of the premiums earned by the Company. In determining the amounts capitalized for deferred acquisition costs, the Company includes an amount for gross commissions and direct issue expenses, net of the related allowances received from the reinsurer on these costs.

       Details with respect to deferred policy acquisition costs for the three years ended December 31, 2000 are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
Balance at January 1, 1998..................................     $20,832
  Capitalized costs.........................................       8,792
  Adjustment relating to unrealized gain (loss) on fixed
    maturities..............................................         (79)
  Amortization..............................................      (5,262)
                                                                 -------
Balance at December 31, 1998................................      24,283
  Capitalized costs.........................................      11,441
  Adjustment relating to unrealized gain (loss) on fixed
    maturities..............................................       4,509
  Foreign currency adjustment...............................          24
  Amortization..............................................      (5,314)
                                                                 -------
Balance at December 31, 1999................................      34,943
  Capitalized costs.........................................      24,200
  Adjustment relating to unrealized gain (loss) on fixed
    maturities..............................................      (2,209)
  Foreign currency adjustment...............................          (8)
  Amortization..............................................      (6,866)
  Adjustment relating to the decision to exit the major
    medical line of business................................      (1,409)
                                                                 -------
Balance at December 31, 2000................................     $48,651
                                                                 =======

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    E. RECOGNITION OF REVENUES, CONTRACT BENEFITS AND EXPENSES FOR INVESTMENT AND UNIVERSAL LIFE TYPE POLICIES: Revenues for universal life-type policies and investment products consist of mortality charges for the cost of insurance and surrender charges assessed against policyholder account balances during the period. Benefit claims incurred in excess of policyholder account balances are expensed. The liability for policyholder account balances for universal life-type policies and investment products under Statement No. 97 are determined following a "retrospective deposit" method. The retrospective deposit method establishes a liability for policy benefits at an amount determined by the account or contract balance that accrues to the benefit of the policyholder, which consists principally of policy account values before any applicable surrender charges. Premium receipts are not reported as revenues when the retrospective deposit method is used. Current credited interest rates for these products range from 3.0% to 7.3%.

    F. RECOGNITION OF PREMIUM REVENUES AND POLICY BENEFITS FOR ACCIDENT & HEALTH INSURANCE PRODUCTS: Premiums are recorded when due and recognized as revenue over the period to which the premiums relate. Benefits and expenses associated with earned premiums are recognized as the related premiums are earned so as to result in recognition of profits over the life of the policies. This association is accomplished by recording a provision for future policy benefits and amortizing deferred policy acquisition costs. The liability for future policy benefits for accident & health policies consists of active life reserves and the estimated present value of the remaining ultimate net cost of incurred claims. Active life reserves include unearned premiums and additional reserves. The additional reserves are computed on the net level premium method using assumptions for future investment yield, mortality and morbidity experience. The assumptions are based on past experience. Claim reserves are established for future payments not yet due on incurred claims, primarily relating to individual disability insurance and group long-term disability insurance products. These reserves are established based on past experience and are continuously reviewed and updated with any related adjustments recorded to current operations. Claim liabilities represent policy benefits due but unpaid at year-end and primarily relates to individual health insurance products.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Activity in the accident & health policy and contract claim liability is as follows:

                                                     2000       1999       1998
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Balance at beginning of year.....................  $72,261    $24,332    $22,592
  Less reinsurance recoverables..................  (36,231)   (19,076)   (17,034)
                                                   -------    -------    -------
Net balance at beginning of year.................   36,030      5,256      5,558
                                                   -------    -------    -------
Balances acquired................................       --     31,043        785

Incurred related to:
  Current year...................................   59,700     58,163     18,044
  Prior years....................................      299       (395)      (782)
                                                   -------    -------    -------
Total incurred...................................   59,999     57,768     17,262
                                                   -------    -------    -------
Paid related to:
  Current year...................................   43,843     28,782     13,673
  Prior years....................................   17,631     29,320      4,676
                                                   -------    -------    -------
Total paid.......................................   61,474     58,102     18,349
                                                   -------    -------    -------

Foreign currency adjustment......................     (173)        65         --
                                                   -------    -------    -------

Net balance at end of year.......................   34,382     36,030      5,256
Plus reinsurance recoverables....................   43,502     36,231     19,076
                                                   -------    -------    -------
Balance at end of year...........................  $77,884    $72,261    $24,332
                                                   =======    =======    =======

       In 2000, the Company experienced unfavorable development on its prior year accident and health losses, relating primarily to the major medical line of business. Losses incurred related to prior years developed favorably in 1999 and 1998 due primarily to the fact that healthcare cost trends were lower than those anticipated when the reserves were established.

    G. RECOGNITION OF PREMIUM REVENUES AND POLICY BENEFITS FOR TRADITIONAL LIFE AND ANNUITY PRODUCTS: Premiums from traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

    H. INCOME TAXES: The Company's method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of a change in tax rates.

    I. REINSURANCE ACCOUNTING: Recoverables under reinsurance contracts are included in total assets as amounts due from reinsurers rather than net against the related policy asset or liability. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

    J. FOREIGN CURRENCY TRANSLATION: The financial statement accounts of the Company's Canadian operations, which are denominated in Canadian dollars, are translated into U.S. dollars as follows: (i) Canadian currency assets and liabilities are translated at the rates of exchange as of the balance sheet dates and the related unrealized translation adjustments are included as a component of accumulated other comprehensive income, and
       (ii) revenues, expenses and cash flows, expressed in Canadian dollars, are translated using a weighted average of exchange rates for each period presented.

    K. EARNINGS PER COMMON SHARE: Basic EPS excludes dilution and is computed by dividing income available to common shareholders, (after deducting the redemption accrual on the Series C and Series D Preferred Stock), by the weighted average number of shares outstanding for the period. Diluted EPS gives the dilutive effect of the stock options, warrants and Series B, C and D Preferred Stock outstanding during the year. As of December 31, 2000 and 1999, there were 2,513,100 and 2,479,500 stock options, respectively, not included in the diluted EPS computation because they were antidilutive. A reconciliation of the numerators and the denominators of the basic and diluted EPS for the years ended
       December 31, 2000, 1999 and 1998 as follows:

                                           FOR THE YEAR ENDED DECEMBER 31, 2000
                                       --------------------------------------------
                                          INCOME          SHARES        PER SHARE
                                       (NUMERATOR)    (DENOMINATOR)       AMOUNT
                                       ------------   --------------   ------------
                                       (IN THOUSANDS, PER SHARE AMOUNTS IN DOLLARS)
Common stock outstanding.............                      46,761
Less: Treasury shares................                         (31)
                                                           ------
Basic EPS
  Net income applicable to common
    shareholders.....................    $22,885           46,730         $0.49
                                         =======           ======         =====
Effect of Dilutive Securities
  Incentive stock options............                       1,766
  Director stock option..............                         115
  Treasury stock purchased from
    proceeds of exercise of
    options..........................                      (1,496)
                                         -------           ------
Diluted EPS
  Net income applicable to common
    Shareholders plus assumed
    conversions......................    $22,885           47,115         $0.49
                                         =======           ======         =====

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                           FOR THE YEAR ENDED DECEMBER 31, 1999
                                       --------------------------------------------
                                          INCOME          SHARES        PER SHARE
                                       (NUMERATOR)    (DENOMINATOR)       AMOUNT
                                       ------------   --------------   ------------
                                       (IN THOUSANDS, PER SHARE AMOUNTS IN DOLLARS)
Net income...........................     $9,813
Less: Redemption accrual on Series C
  preferred Stock....................       (180)
                                          ------
Basic EPS
  Net income applicable to common
    shareholders.....................      9,633           23,212         $0.42
                                          ------           ------         -----

Effect of Dilutive Securities
  Series B Preferred Stock...........                       1,037
  Series C Preferred Stock...........        180              544
  Series D Preferred Stock...........                         744
  Non-registered warrants............                       1,993
  Registered warrants................                         614
  Incentive stock options............                       1,261
  Director stock option..............                          93
  Treasury stock purchased from
    proceeds of exercise of options
    and warrants.....................                        (937)
                                          ------           ------

Diluted EPS
  Net income applicable to common
    Shareholders plus assumed
    conversions......................     $9,813           28,561         $0.34
                                          ======           ======         =====

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                           FOR THE YEAR ENDED DECEMBER 31, 1998
                                       --------------------------------------------
                                          INCOME          SHARES        PER SHARE
                                       (NUMERATOR)    (DENOMINATOR)       AMOUNT
                                       ------------   --------------   ------------
                                       (IN THOUSANDS, PER SHARE AMOUNTS IN DOLLARS)
Net income...........................     $2,608
Less: Redemption accrual on Series C
  Preferred Stock....................       (434)
                                          ------
Basic EPS
  Net income applicable to common
    shareholders.....................      2,174            7,533         $0.29
                                          ------           ------         -----

Effect of Dilutive Securities
  Series B Preferred Stock...........                       1,778
  Series C Preferred Stock...........        434            2,176
  Series D Preferred Stock...........                          --
  Non-registered warrants............                       2,016
  Registered warrants................                         658
  Incentive stock options............                         229
  Director stock option..............                           7
  Treasury stock purchased from
    proceeds of exercise of options
    and warrants.....................                      (1,241)
                                          ------           ------

Diluted EPS
  Net income applicable to common
    Shareholders plus assumed
    conversions......................     $2,608           13,156         $0.20
                                          ======           ======         =====

    L. OTHER COMPREHENSIVE INCOME: The components of other comprehensive income, and the related tax effects for each component, for the year ended December 31, 2000, 1999 and 1998 are as follows:

                                               BEFORE TAX   TAX EXPENSE   NET OF TAX
                                                 AMOUNT      (BENEFIT)      AMOUNT
                                               ----------   -----------   ----------
                                                          (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2000
  Net unrealized gain arising during the year
    (net of deferred acquisition costs)......    $20,531       $7,498       $13,033
  Reclassification adjustment for gains
    included in net income...................       (146)         (51)          (95)
                                                 -------       ------       -------
    Net unrealized gains.....................     20,385        7,447        12,938
  Foreign currency translation adjustment....     (1,434)        (258)       (1,176)
                                                 -------       ------       -------
  Other comprehensive income.................    $18,951       $7,189       $11,762
                                                 =======       ======       =======

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                               BEFORE TAX   TAX EXPENSE   NET OF TAX
                                                 AMOUNT      (BENEFIT)      AMOUNT
                                               ----------   -----------   ----------
                                                          (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1999
  Net unrealized gain arising during the year
    (net of deferred acquisition costs)......   $(15,293)     $(6,202)      $(9,091)
  Reclassification adjustment for gains
    included in net income...................         87           35            52
                                                --------      -------       -------
    Net unrealized gains.....................    (15,206)      (6,167)       (9,039)
  Foreign currency translation adjustment....      2,177          883         1,294
                                                --------      -------       -------
  Other comprehensive income.................   $(13,029)     $(5,284)      $(7,745)
                                                ========      =======       =======

                                               BEFORE TAX   TAX EXPENSE   NET OF TAX
                                                 AMOUNT      (BENEFIT)      AMOUNT
                                               ----------   -----------   ----------
                                                          (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1998
  Net unrealized gain arising during the year
    (net of deferred acquisition costs)......     $171          $55          $116
  Reclassification adjustment for gains
    included in net income...................     (147)         (47)         (100)
                                                  ----          ---          ----
    Net unrealized gains.....................       24            8            16
  Foreign currency translation adjustment....       --           --            --
                                                  ----          ---          ----
  Other comprehensive income.................     $ 24          $ 8          $ 16
                                                  ====          ===          ====

    M. CASH FLOW INFORMATION: Included in cash and cash equivalents are cash on deposit, money market funds, and short term investments which had an original maturity of three months or less from the time of purchase.

    N. FASB STATEMENT NO. 133: In June 1998, he Financial Accounting Standards Board issued Statement No. 133, Accounting FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. Its amendments Statements 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES-DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133 and 138, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES, were issued in June, 1999 and June, 2000, respectively. Collectively these are referred to as Statement
       133. Statement 133 establishes accounting and reporting standards for derivative instruments and is effective for fiscal years beginning after June 15, 2000. Because of the minimal use of derivatives, Management does not anticipate that the adoption will have a significant effect on earnings or the financial position of the Company.

    O. GOODWILL/NEGATIVE GOODWILL: Business combinations accounted for as a purchase result in the allocation of the purchase consideration to the fair values of the assets and liabilities acquired, including the present value of future profits, establishing such fair values as the new accounting bases. Purchase consideration in excess of the fair value of net assets acquired, for a specific acquisition, is allocated to goodwill. Should the fair value of the net assets acquired exceed the purchase consideration, such excess is utilized to reduce certain intangible assets,

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) primarily present value of future profits related to the specific acquisition, and any remaining excess is allocated to negative goodwill. Allocation of purchase price is performed in the period in which the purchase is consummated. Adjustments, if any, in subsequent periods relate to resolution of pre-acquisition contingencies and refinements made to estimates of fair value in connection with the preliminary allocation.

       In connection with the acquisition of First National in 1996, the Company recorded $3.5 million of goodwill, which is being amortized on a straight line basis over 30 years. In connection with the acquisition of American Exchange in 1997, the Company recorded $1.3 million of goodwill, which is also being amortized on a straight line basis over 30 years. In connection with the acquisition of CHCS in August 2000, the Company recorded $2.7 million of goodwill, which is being amortized on a straight line basis over 20 years.

       Negative Goodwill relates to the 1999 Acquisition and is being amortized over 10 years on a straight-line basis (see Note 3).

    P. RECLASSIFICATIONS: Certain reclassifications have been made to prior years' financial statements to conform to current period classifications.

3.  BUSINESS COMBINATION

    1999 ACQUISITION

    On July 30, 1999, Universal American acquired all of the outstanding shares of common stock of certain direct and indirect subsidiaries of PennCorp Financial Group ("PFG"), including six insurance companies (the "Acquired Companies") and certain other assets as follows (the "1999 Acquisition"). The Acquired Companies are:

NAME OF INSURANCE COMPANY                              STATE OR PROVINCE OF DOMICILE
-------------------------                              -----------------------------
Pennsylvania Life Insurance Company                    Pennsylvania
Peninsular Life Insurance Company                      Florida
Union Bankers Insurance Company                        Texas
Constitution Life Insurance Company                    Texas
Marquette National Life Insurance Company              Texas
PennCorp Life Insurance Company of Canada              Ontario, Canada

    The purchase price of $130.5 million in cash was financed with $92.8 million of proceeds generated from the UA Purchase Agreement described in
Note 7 and from the term loan portion of an $80 million credit facility entered into on July 30, 1999 consisting of a $70 million term loan and a $10 million revolving loan facility (see Note 12). None of the revolving loan facility was drawn at closing. The proceeds of the financing in excess of the $130.5 million purchase price were used to pay transaction costs of the acquisition and the financing, to retire an existing Universal American bank loan, to contribute to the surplus of Pennsylvania Life and for working capital.

    The 1999 Acquisition was accounted for using the purchase method and, accordingly, the operating results generated by the Acquired Companies after July 30, 1999 are included in Universal American's consolidated financial statements. In addition to the purchase price, the Company incurred costs totaling $18.3 million, including a restructuring accrual of $11.1 million and $3.8 million of stock

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.  BUSINESS COMBINATION (CONTINUED)
compensation cost related to shares purchased by agents and certain members of management at prices discounted from the market. At the time of closing, the fair value of net assets of the acquired companies amounted to $151.7, million, resulting in a negative goodwill amount of $2.9 million, which is being amortized on a straight line basis over a ten year period (see Note 2o).

    The consolidated pro forma results of operations, assuming that the companies described above were purchased on January 1, 1999 is as follows:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1999
                                                              -----------------
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                   AMOUNTS
                                                                 IN DOLLARS)
Total revenue...............................................      $274,805
Operating income before taxes...............................      $ 32,279
Net income..................................................      $ 18,763

Earnings per common share:
  Basic.....................................................      $   0.44
  Diluted...................................................      $   0.41

    In January 2000, the Company announced that it had approved a plan to consolidate the Raleigh location acquired in the 1999 Acquisition into its locations in Toronto (Canada), Pensacola (Florida) and Orlando (Florida) in order to improve operating efficiencies and capabilities. The plan to consolidate this location was being formed at the date of the acquisition and was approved by the Board of Directors. Accordingly, the Company recorded an $11.1 million restructuring liability in its accounting for the 1999 Acquisition. These restructuring costs were accounted for under EITF No 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EITF 95-3"). As of December 31, 2000, the remaining liability consisted of employee separation costs ($1.6 million), employee relocation costs
($1.0 million) and other relocation and exit costs ($0.4 million).

4.  ACQUISITION OF INSURANCE SERVICE COMPANIES

    ACQUISITION OF AMERICAN INSURANCE ADMINISTRATION GROUP, INC. ("AIAG")

    In January 2000, Universal American acquired all of the outstanding shares of AIAG, a privately held third party administrator located in Clearwater, Florida, for $5.8 million, including $2.9 million in cash and 809,860 shares of Universal American common stock. AIAG is a third party administrator of approximately $125 million of senior supplemental health insurance. Approximately $96 million of in-force premium is administered for Union Bankers and Constitution Life, for which AIAG received administrative fees of $7.6 million and $8.1 million in 2000 and 1999, respectively. This acquisition has generated increased cash flow and strengthened the Company's administrative capabilities while it expands its presence in the senior market and initiates cross-selling opportunities between the Company's Senior Market Brokerage and Career Sales segments.

    The fair value of the net assets acquired was $(0.9) million. The excess of the purchase price over the fair value of net assets acquired represents the present value of future profits ("PVFP"), net of deferred taxes, relating to contracts existing at the date of purchase. The PVFP was determined using a

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. ACQUISITION OF INSURANCE SERVICE COMPANIES (CONTINUED) discount rate of 15%. It is being amortized in proportion to the expected profits from the contracts in force on the date of acquisition. A large portion of the contracts had a remaining term of three years at the date of acquisition; accordingly, the amortization is heavily weighted to those periods. During 2000, approximately $2.8 million or 37% of the original balance was amortized.

    ACQUISITION OF CHCS, INC. ("CHCS")

    In August 2000, Universal American acquired all of the outstanding shares of CHCS, a privately held third party administrator located in Weston, Florida, for $4.6 million, including $3.3 million in cash, 64,820 shares on Universal American common stock and future cash payments totaling $1.0 million over 18 months. CHCS is a third party administrator of long term care and home health care insurance products for over 35 unaffiliated insurance companies. For the five months ended December 31, 2000, CHCS received administrative fees of $2.4 million on contracts with expected annual fees for the year 2001 of $6.5 million.

    The fair value of the net assets acquired was $1.9 million. The excess of the purchase price over the fair value of the net assets acquired was assigned to goodwill (see Note 2o).

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  INVESTMENTS

    As of December 31, 2000 and 1999, investments consisted of the following:

                                                  DECEMBER 31, 2000
                                      ------------------------------------------
                                        FACE     AMORTIZED     FAIR     CARRYING
CLASSIFICATION                         VALUE       COST       VALUE      VALUE
--------------                        --------   ---------   --------   --------
                                                    (IN THOUSANDS)
US Treasury bonds and notes.........  $ 30,730   $ 29,810    $ 30,345   $ 30,345
Corporate bonds.....................   803,559    716,250     721,393    721,393
Equity Securities...................                3,819       3,547      3,547
                                                 --------    --------   --------
  Sub-total.........................              749,879    $755,285    755,285
                                                             ========
Policy loans........................               25,077                 25,077
Other invested assets...............                4,318                  4,318
                                                 --------               --------
  Total investments.................             $779,274               $784,680
                                                 ========               ========

                                                  DECEMBER 31, 1999
                                      ------------------------------------------
                                        FACE     AMORTIZED     FAIR     CARRYING
CLASSIFICATION                         VALUE       COST       VALUE      VALUE
--------------                        --------   ---------   --------   --------
                                                    (IN THOUSANDS)
US Treasury bonds and notes.........  $ 31,170   $ 31,776    $ 31,549   $ 31,549
Corporate bonds.....................   791,087    702,690     686,011    686,011
Equity Securities...................                5,120       4,838      4,838
                                                 --------    --------   --------
  Sub-total.........................              739,586    $722,398    722,398
                                                             ========
Policy loans........................               25,640                 25,640
Other invested assets...............                5,506                  5,506
                                                 --------               --------
  Total investments.................             $770,732               $753,544
                                                 ========               ========

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  INVESTMENTS (CONTINUED)

    The amortized cost and fair value of fixed maturities as of December 31, 2000 and 1999 are as follows:

                                                    DECEMBER 31, 2000
                                      ----------------------------------------------
                                                    GROSS        GROSS
                                      AMORTIZED   UNREALIZED   UNREALIZED     FAIR
CLASSIFICATION                          COST        GAINS        LOSSES      VALUE
--------------                        ---------   ----------   ----------   --------
                                                      (IN THOUSANDS)
US Treasury securities and
  obligations of US government......  $ 34,199      $   589      $   (54)   $ 34,734
Corporate debt securities...........   455,954        7,554       (4,908)    458,600
Mortgage-backed securities..........   255,907        4,404       (1,907)    258,404
                                      --------      -------      -------    --------
                                      $746,060      $12,547      $(6,869)   $751,738
                                      ========      =======      =======    ========

                                                    DECEMBER 31, 1999
                                      ----------------------------------------------
                                                    GROSS        GROSS
                                      AMORTIZED   UNREALIZED   UNREALIZED     FAIR
CLASSIFICATION                          COST        GAINS        LOSSES      VALUE
--------------                        ---------   ----------   ----------   --------
                                                      (IN THOUSANDS)
US Treasury securities and
  obligations of US government......  $ 63,968       $ 10       $   (587)   $ 63,391
Corporate debt securities...........   446,630        420        (10,693)    436,357
Mortgage-backed securities..........   223,868        190         (6,246)    217,812
                                      --------       ----       --------    --------
                                      $734,466       $620       $(17,526)   $717,560
                                      ========       ====       ========    ========

    The amortized cost and fair value of fixed maturities at December 31, 2000 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          AMORTIZED     FAIR
                                                            COST       VALUE
                                                          ---------   --------
                                                             (IN THOUSANDS)
Due in 1 year or less...................................  $ 25,666    $ 25,627
Due after 1 year through 5 years........................   147,112     148,470
Due after 5 years through 10 years......................   214,263     215,840
Due after 10 years......................................   100,235     100,521
Mortgage-backed securities..............................   258,784     261,280
                                                          --------    --------
                                                          $746,060    $751,738
                                                          ========    ========

    Included in fixed maturities at December 31, 2000 and 1999 were securities with carrying values of $33.1 million and $32.5 million, respectively, held by various states as security for the policyholders of the Company within such states.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  INVESTMENTS (CONTINUED)
    Gross unrealized gains and gross unrealized losses of equity securities as of December 31, 2000 and 1999 are as follows:

                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Gross unrealized gains......................................   $  --      $  83
Gross unrealized losses.....................................    (272)      (365)
                                                               -----      -----
Net unrealized losses.......................................   $(272)     $(282)
                                                               =====      =====

    The components of the change in unrealized gains and losses included in the consolidated statements of stockholders' equity for the three years ended December 31, 2000 are as follows:

                                                       2000       1999       1998
                                                     --------   --------   --------
                                                             (IN THOUSANDS)
Change in net unrealized gains (losses):
  Fixed maturities.................................  $22,584    $(19,476)    $104
  Equity securities................................       10        (239)      (1)
  Foreign currency.................................   (1,434)      2,177       --
  Adjustment relating to
    Deferred policy acquisition costs..............   (2,209)      4,509      (79)
                                                     -------    --------     ----
Change in net unrealized gains (losses) before
  income tax.......................................   18,951     (13,029)      24
Income tax (expense)/benefit.......................   (7,189)      5,284       (8)
                                                     -------    --------     ----
Change in net unrealized gains (losses)............  $11,762    $ (7,745)    $ 16
                                                     =======    ========     ====

    The details of net investment income for the three years ended December 31, 2000 are as follows:

                                                     2000       1999       1998
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Investment Income:
  Fixed maturities...............................  $52,478    $25,950    $ 9,198
  Cash and cash equivalents......................    1,939      2,454        920
  Equity securities..............................      330        157         59
  Other..........................................    1,380         52          5
  Policy loans...................................    1,617      1,004        612
  Mortgage loans.................................      214        485        363
                                                   -------    -------    -------
Gross investment income..........................   57,958     30,102     11,157
Investment expenses..............................    1,013        789        436
                                                   -------    -------    -------
Net investment income............................  $56,945    $29,313    $10,721
                                                   =======    =======    =======

    Fixed maturities with a carrying value of $0.7 million were non-income producing for the year ended December 31, 2000.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  INVESTMENTS (CONTINUED)
    Gross realized gains and gross realized losses included in the consolidated statements of operations for the three years ended December 31, 2000 are as follows:

                                                        2000       1999       1998
                                                      --------   --------   --------
                                                              (IN THOUSANDS)
Realized gains:
  Fixed maturities..................................   $1,022     $  534     $1,250
  Equity securities.................................      192      2,661         26
                                                       ------     ------     ------
Total realized gains................................    1,214      3,195      1,276
                                                       ------     ------     ------

Realized losses:
  Fixed maturities..................................   (1,019)      (819)      (991)
  Equity securities.................................      (49)    (2,617)       (29)
                                                       ------     ------     ------
Total realized losses...............................   (1,068)    (3,436)    (1,020)
                                                       ------     ------     ------

Net realized gains/(losses).........................   $  146     $ (241)    $  256
                                                       ======     ======     ======

    During the years ended December 31, 2000 and 1999, the Company wrote down the value of certain fixed maturity securities by $0.5 million and $0.6 million, respectively, which represents management's estimate of other than temporary declines in value and was included in net realized gains (losses) on investments.

    For the years ended December 31, 2000 and 1999, the Company held unrated or less-than-investment grade corporate debt securities with carrying and estimated fair values as follows:

                                                               2000       1999
                                                             --------   --------
                                                               (IN THOUSANDS)
Carrying value.............................................  $21,923     $8,040
                                                             =======     ======
Estimated fair value.......................................  $21,923     $8,040
                                                             =======     ======
Percentage of total assets.................................      1.8%       0.7%
                                                             =======     ======

    The holdings of less-than-investment grade securities are widely diversified and the investment in any one such security is currently less than $5.9 million, which is approximately 0.5% of total assets.

6.  INCOME TAXES

    The Company files a consolidated return for Federal income tax purposes, in which American Exchange and its subsidiaries and PennCorp Life of Canada are not currently permitted to be included. American Exchange and its subsidiaries file a separate consolidated Federal income tax return.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  INCOME TAXES (CONTINUED)
    The Company's Federal income tax expense (benefit):

                                                       2000       1999       1998
                                                     --------   --------   --------
                                                             (IN THOUSANDS)
Current--US........................................  $  (126)    $  127     $   --
Current--Canadian..................................    3,296      1,394         --
Deferred--US.......................................    7,281      4,078      1,324
Deferred--Canadian.................................     (270)       644         --
                                                     -------     ------     ------
Total tax expense..................................  $10,181     $6,243     $1,324
                                                     =======     ======     ======

    A reconciliation of the "expected" tax expense at 35% (34% in 1998) with the Company's actual tax expense applicable to operating income before taxes reported in the Consolidated Statements of Operations is as follows:

                                                       2000       1999       1998
                                                     --------   --------   --------
                                                             (IN THOUSANDS)
Expected tax expense...............................  $11,573     $5,619     $1,337
Change in valuation allowance......................   (1,343)        --         --
Canadian taxes.....................................     (390)       365         --
Other..............................................      341        259        (13)
                                                     -------     ------     ------
Actual tax expense.................................  $10,181     $6,243     $1,324
                                                     =======     ======     ======

    In addition to Federal income tax, the Company is subject to state premium and income taxes, which taxes are included in other operating costs and expenses in the accompanying statement of operations. Income taxes receivable for the years ended December 31, 2000 and 1999 totaled $0.2 million and $3.7 million, respectively.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amount used for income tax

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  INCOME TAXES (CONTINUED)
purposes. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are as follows:

                                                              2000       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Deferred tax assets:
Reserves for future policy benefits.......................  $22,032    $30,637
Deferred policy acquisition costs.........................   19,418     24,582
Net operating loss carryforwards..........................   19,615     19,899
Unrealized losses on investments..........................       --      3,873
Investment valuation differences..........................   10,733      7,176
Deferred revenues.........................................    1,145         --
AMT credit carryforward...................................      389        262
Other (including restructuring)...........................    4,652         --
                                                            -------    -------
  Total gross deferred tax assets.........................   77,984     86,429
  Less valuation allowance................................  (10,385)   (11,343)
                                                            -------    -------
  Net deferred tax assets.................................   67,599     75,086
                                                            -------    -------

Deferred revenues.........................................       --     (1,190)
Present value of future profits...........................     (339)      (488)
Unrealized gains on investments...........................   (2,246)        --
Other.....................................................       --     (2,440)
                                                            -------    -------
  Total gross deferred tax liabilities....................   (2,585)    (4,118)
                                                            -------    -------
  Net deferred tax asset..................................  $65,014    $70,968
                                                            =======    =======

    At December 31, 2000, the Company (exclusive of American Exchange and its subsidiaries and PennCorp Life of Canada) had tax loss carryforwards of approximately $9.4 million that expire in the years 2005 to 2019. At
December 31, 2000, the Company also had an Alternative Minimum Tax (AMT) credit carryforward for Federal income tax purposes of approximately $0.4 million that can be carried forward indefinitely. At December 31, 2000, American Exchange and its subsidiaries had tax loss carryforwards, most of which were incurred prior to their acquisition by the Company, of approximately $46.7 million that expire in the years 2007 to 2013. As a result of changes in ownership of the Company in July 1999, the use of most of the loss carryforwards of the Company are subject to annual limitations.

    At December 31, 2000 and 1999, the Company carried valuation allowances of $10.4 million and $11.3 million, respectively, with respect to its deferred tax assets. The Company establishes a valuation allowance based upon an analysis of projected taxable income and its ability to implement prudent and feasible tax planning strategies. As a result of the increased profitability of the Administrative Services segment, valuation allowances on certain of the non-life tax loss carryforwards were considered not necessary at December 31, 2000. The amount of the valuation allowance released was $1.3 million and was recorded as a benefit in the deferred income tax expense. This decrease was offset by the establishment of a valuation allowance for the purchased net operating losses of CHCS, which are subject to limitations on their use. Management believes it is more likely than not that the Company will realize the recorded net deferred tax assets.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.  EQUITY TRANSACTIONS

    SHARE PURCHASE AGREEMENT WITH CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

    On December 31, 1998, the Company executed a Share Purchase Agreement ("UA Purchase Agreement") with Capital Z Financial Services Fund II, L.P.
("Capital Z"), which was amended on July 2, 1999. Under the amended agreement, Capital Z agreed to purchase up to 28,888,888 shares of Universal American common stock for a purchase price of up to $91.0 million (the "Capital Z Transaction") subject to adjustment as outlined in the UA Purchase Agreement. The UA Purchase Agreement received the approvals of the Florida, New York and Texas Insurance Departments (the states in which Universal American's insurance subsidiaries prior to the 1999 Acquisition are domiciled). The stockholder approvals required for the closing of the UA Purchase Agreement were given on July 27, 1999.

    On July 30, 1999, the Capital Z Transaction closed with Capital Z purchasing 25,707,552 shares of common stock for $81.0 million ($3.15 per share). As contemplated by the UA Purchase Agreement, certain members of management and agents of Universal American and of the companies acquired on July 30, 1999 and holders of Series C Preferred Stock preemptive rights purchased 3,753,189 shares of common stock for $11.8 million ($3.15 per share). The total number of shares issued amounted to 29,460,741 for total proceeds of $92.8 million. The Company provided loans to certain members of management to purchase the shares of common stock. The total amount of the loans of $1.0 million was accounted for as a reduction in paid in capital in the financial statements. The transaction expenses incurred with the UA Purchase Agreement amounted to $7.0 million and were charged to paid-in capital. Included in these transaction expenses was a transaction fee and expense reimbursement of $5.1 million paid to an affiliate of Capital Z, of which $1.4 million was paid by issuing 436,508 shares of common stock of the Company ($3.15 per share). In addition, the Company recorded an expense of $1.7 million to record the difference between the purchase price of the stock purchased by employees and agents of the Company and the fair value of the stock on the closing date.

    SHAREHOLDERS' AGREEMENT

    Universal American, Capital Z, UAFC L.P. ("AAM") (an unaffiliated investment firm), Richard Barasch (the Chairman and Chief Executive Officer of the Company) and several other shareholders of Universal American entered into a shareholders' agreement on July 30, 1999 (the "Shareholders' Agreement"). The Shareholders' Agreement requires that all proposed sales/transfers by the other shareholders who are party to the Shareholders' Agreement must first be offered to Richard Barasch and Capital Z, including its affiliates. However, pledges and some other transfers by any party to the Shareholders' Agreement of less than 1% of Universal American's outstanding common stock at any one time, or 2.5% when aggregated with the other transfers by the shareholder and his, her or its permitted transferees of Universal American's outstanding common stock, are permitted. In addition, Richard Barasch is not permitted to sell more than 3% of his holdings for a three-year period beginning July 30, 1999. The Shareholders' Agreement provides for tag-along and drag-along rights under some circumstances. "Tag-along rights" allow the holder of stock to include his, her or its stock in a sale of common stock initiated by another party to the Shareholders' Agreement. "Drag-along rights" permit a selling party to the Shareholders' Agreement to force the other parties to the Shareholders' Agreement to sell a proportion of the other holder's shares in a sale arranged by the selling shareholder.

    Under the terms of the Shareholders' Agreement, of the nine members of Universal American's board of directors, certain shareholders are permitted to nominate directors as follows: Capital Z: four,

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.  EQUITY TRANSACTIONS (CONTINUED)
Richard Barasch: two, AAM: one and Universal American: two. Capital Z, Richard Barasch and AAM are each required to vote for the director(s) nominated by the others. The right of Richard Barasch to nominate directors is also conditioned upon his continued employment with Universal American. In addition, the right to nominate directors is not transferable, except that Capital Z may transfer its right to a third-party buyer who acquires 10% or more of the outstanding common stock of Universal American from Capital Z.

    Each party to the Shareholders' Agreement has agreed for two years following the closing not to vote his or its shares in favor of a merger where Universal American's shareholders would receive consideration other than in the form of shares of the surviving entity.

    CONVERSION OF PREFERRED STOCK

    Under the terms of the Series C Preferred Stock, the Company had the right to require conversion if certain conditions were met, which conditions were satisfied on March 5, 1999. All of the 51,680 outstanding shares of Series C Preferred Stock were converted to 2,175,986 shares of common stock on April 1, 1999. As a result of this conversion, the cumulative redemption accrual of $0.8 million was eliminated and credited to retained earnings.

    The holders of the Series C Preferred Stock had preemptive rights, which were triggered by the execution of the UA Purchase Agreement on December 31, 1998, subject to the closing of the sale pursuant to that agreement. On
July 30, 1999, 1,159,243 shares were purchased pursuant to these preemptive rights at a price of $3.15 per share.

    As a result of the closing of the Capital Z transaction on July 30, 1999, all of the Series B, D-1 and D-2 Preferred Stock was converted into 1,777,777, 833,333 and 555,556 shares of common stock, respectively.

    EXERCISE OF COMMON STOCK WARRANTS

    At December 31, 1998, the Company had 658,231 common stock warrants issued and outstanding which were registered under the Securities Act of 1933 and 2,015,760 warrants outstanding which were not registered under the Securities Act of 1933. The warrants had an exercise price to purchase common stock on a one to one basis at $1.00 and expired on December 31, 1999. During the year ended December 31, 1999, 650,410 of the registered common stock warrants and all of the unregistered common stock warrants were exercised for $2,666,170 resulting in the issuance of 2,666,170 shares of the Company's common stock.

8.  STOCKHOLDERS' EQUITY

    PREFERRED STOCK

    The Company had 2,000,000 authorized shares of preferred stock to be issued in series with no shares issued and outstanding at December 31, 2000. During 1999 all of the outstanding preferred stock was converted into common stock (see
Note 7 for a discussion of the conversion of previously outstanding Series B, C, D and D-1 Preferred Stock).

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  STOCKHOLDERS' EQUITY (CONTINUED)
    COMMON STOCK

    The par value of common stock is $.01 per share with 80,000,000 shares authorized for issuance. The shares issued and outstanding at December 31, 2000 and 1999 were 46,842,170 and 45,914,327, respectively. During the years ended December 31, 2000 and 1999 and 1998, the Company issued 927,843, 38,276,270 and
312,197 shares, respectively, of its common stock.

    TREASURY STOCK

    During 2000, the Board of Directors approved a plan to re-purchase up to 500,000 shares of Company stock in the open market. The purpose of this plan is to fund employee stock bonuses. The Company acquired 179,821 shares on the open market for a cost of $0.7 million during the year at market prices ranging from $3.69 to $4.13 per share. The Company distributed 86,105 shares in the form of officer and employee bonuses at market prices ranging from $4.00 to $4.09 per share at the date of distribution, generating proceeds of $0.3 million.

9.  STOCK-BASED COMPENSATION

    1998 INCENTIVE COMPENSATION PLAN

    On May 28, 1998, the Company's shareholders approved the 1998 Incentive Compensation Plan (the "1998 ICP"). The 1998 ICP superceded the Company's 1993 Incentive Stock Option Plan. Options previously granted under the Company's Incentive Stock Option Plan will remain outstanding in accordance with their terms and the terms of the respective plans.

    The 1998 ICP provides for grants of stock options, stock appreciation rights ("SARs"), restricted stock, deferred stock, other stock-related awards, and performance or annual incentive awards that may be settled in cash, stock, or other property ("Awards").

    The total number of shares of the Company's Common Stock reserved and available for delivery to participants in connection with Awards under the 1998 ICP is (i) 1.5 million, plus (ii) the number of shares of Common Stock subject to awards under Preexisting Plans that become available (generally due to cancellation or forfeiture) after the effective date of the 1998 ICP, plus
(iii) 13% of the number of shares of Common Stock issued or delivered by the Corporation during the term of the 1998 ICP (excluding any issuance or delivery in connection with Awards, or any other compensation or benefit plan of the Corporation), provided, however, that the total number of shares of Common Stock with respect to which incentive stock options ("ISOs") may be granted shall not exceed 1.5 million. As of December 31, 2000, a total of 6.6 million shares were eligible for grant under the plan. There were 5.3 million shares reserved for outstanding Awards under the 1998 ICP and 1.3 million shares reserved for issuance under future Awards at December 31, 2000.

    Executive officers, directors, and other officers and employees of the Corporation or any subsidiary, as well as other persons who provide services to the Corporation or any subsidiary, are eligible to be granted Awards under the 1998 ICP, which is administered by the Board or a Committee established pursuant to the Plan.

    The Committee, may, in its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any Award, and such accelerated exercisability, lapse,

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.  STOCK-BASED COMPENSATION (CONTINUED)
expiration and vesting shall occur automatically in the case of a "change in control" of the Corporation, except to the extent otherwise determined by the Committee at the date of grant or thereafter.

    STOCK AWARDS

    In accordance with the 1998 ICP, the Company grants restricted stock to its officers and non-officer employees. These grants vest upon issue. The non-officer grants are expensed and awarded in the same year. Officer grants are accrued for during the year for which they are earned and awarded the following year. During 2000, the Company awarded 32,290 shares to employees with a fair value of $4.00 per share. Additionally the Company anticipates issuing approximately 180,000 shares to officers for 2000 performance based on fair value of $3.88 per share. During 1999 and 1998, the Company awarded 141,825 and 123,975 shares of restricted stock at weighted average fair values of $4.19 and $2.50 per share, respectively. The Company recognized compensation expense of $0.8 million, $0.6 million and $0.3 million, respectively relating to stock awards for the years ended December 31, 2000, 1999 and 1998.

    OPTION AWARDS

    A summary of the activity relating to the options awarded by the Company for employees, directors and agents for the three years ended December 31, 2000, is as follows:

                                                    AGENTS &              RANGE OF EXERCISE
                            EMPLOYEES   DIRECTORS    OTHERS     TOTAL           PRICES
                            ---------   ---------   --------   --------   ------------------
Balance, January 1,
  1998....................      621         36         103        760
  Granted.................      520         86         134        740     $       2.25-$3.25
  Exercised...............     (165)        (9)         --       (174)    $       0.56-$1.63
  Terminated..............      (13)        (4)         --        (17)    $       0.80-$3.50
                              -----        ---       -----      -----
Balance, December 31,
  1998....................      963        109         237      1,309
  Granted.................    2,349         36         736      3,121     $       3.09-$5.31
  Exercised...............      (13)       (16)         --        (29)    $       1.88-$3.50
  Terminated..............      (13)        --          --        (13)    $       2.00-$2.25
                              -----        ---       -----      -----
Balance, December 31,
  1999....................    3,286        129         973      4,388
  Granted.................      471         51         160        682     $       3.15-$5.06
  Exercised...............      (12)        (5)         --        (17)    $       2.25-$3.15
  Terminated..............     (375)        --         (35)      (410)    $       2.25-$4.25
                              -----        ---       -----      -----
Balance, December 31,
  2000....................    3,370        175       1,098      4,643
                              =====        ===       =====      =====

    At December 31, 2000, 1,576,550, 106,000 and 474,699 options were currently exercisable by employees, directors and agents, respectively.

    OPTIONS GRANTED TO EMPLOYEES

    Options are generally granted to eligible employees at a price not less than the market price of the Company's common stock on the date of the grant. Option shares may be exercised subject to the terms prescribed by the individual grant agreement, however, options generally vest 50% after the first year and 50% after the second year. The options must be exercised not later than ten years after the

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.  STOCK-BASED COMPENSATION (CONTINUED)
date of the grant or following earlier termination of employment. Because these awards are made at a price equal to or greater than market, no compensation cost is recognized for such awards.

    The Company issued 2,260,000 stock options with an exercise price of $3.15 per share to certain employees and members of management on August 1, 1999. As of December 31, 2000, the number of these options outstanding was reduced to 1,901,500, primarily through terminations. During 2000, the Company issued an additional 236,250 stock options with an exercise price of $3.15 per share to certain relocated employees and members of management on July 31, 2000. These options generally vest 20% upon grant and 20% each subsequent year. However, 583,750 vest after seven years, subject to certain criteria, which could accelerate vesting to five years. These options must be exercised not later than ten years after the date of the grant or following earlier termination of employment. In accordance with APB 25, the Company recorded an expense for the difference between the exercise price of $3.15 per share and the value of the options on the date of grant of $0.8 million and $1.0 million for the years ended December 31, 2000 and 1999, respectively.

    STOCK OPTIONS ISSUED TO DIRECTORS

    Directors of the Company are eligible for options under the 1998 ICP. The 1998 ICP provides that unless otherwise determined by the Board, each non-employee director would be granted an option to purchase 4,500 shares of Common Stock upon approval of the 1998 ICP by shareholders or, as to directors thereafter elected, his or her initial election to the Board, and at each annual meeting of shareholders starting in 1999 at which he or she qualifies as a non-employee director. Unless otherwise determined by the Board, such options will have an exercise price equal to 100% of the fair market value per share on the date of grant and will become exercisable in three equal installments after each of the first, second and third anniversaries of the date of grant based on continued service as a director.

    STOCK OPTION PLAN FOR AGENTS AND OTHERS

    On December 15, 1995, the Board of Directors approved a plan under which up to 200,000 options could be granted to agents of the Company's subsidiaries (subject to insurance law restrictions) and to other persons as to whom the board of directors believes the grant of such options will serve the best interests of the Corporation, provided that no options may be granted under this plan to officers, directors or employees of the Company or of any subsidiary, while they are serving as such. Such options expire ten years from the date of the grant. Options outstanding under this plan total 102,786, all of which are exercisable. In 1998, agents and other persons became eligible for options under the 1998 ICP. 159,600 and 152,000 options were issued in 2000 and 1999, respectively, to agents and others. In accordance with FASB Statement No. 123, "Accounting for Stock Based Compensation," ("FASB 123"), the fair value of these options totaling $0.2 million and $0.2 million was expensed during 2000 and 1999, respectively. These options vest in equal installments over a three year period and expire five years from the date of grant.

    In addition, in connection with the acquisition of the Acquired Companies, the Company adopted additional stock option plans for agents and regional managers of the Acquired Companies. Agents are to be issued stock and stock options based on new premium production at predetermined exercise prices. The plan ends at the earlier of December 31, 2001 or when the aggregate number of options have been issued. Total options granted may not exceed $0.6 million of proceeds to be received upon

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.  STOCK-BASED COMPENSATION (CONTINUED)
exercise to a maximum of 175,778 options. Options issued under this plan cliff vest 24 months after the end of the year of option grant and expire at the earliest of the termination date as an agent or 30 days after the option becomes exercisable. During 1999, a total of 84,254 options were issued to agents of the Acquired Companies related to 1999 sales performance at an exercise price of $3.62. In accordance with FASB 123, the fair value of these options was expensed which totaled $0.2 million. These agents were also eligible for stock grants based on new premium production. Stock grants in 1999 totaled 84,254 shares for which the Company recorded an expense of $0.4 million. During 2000, $0.3 million was expensed relating to the stock grants and options earned based on 2000 production.

    Regional managers will receive options based on growth of new premium earned. The plan ends at the earlier of December 31, 2001, or when aggregate numbers of options are issued. Total options to be granted cannot exceed
$4.05 million of proceeds to be received upon exercise of such options to a maximum of 1,135,174 options. Options cliff vest on the January 1st following the second calendar year after the year of option grant. Options issued to regional managers expire at the earliest of termination as an agent for cause, 30 days after termination not for cause, or 5 years after the grant date. Total options issued in 1999 for 1998 performance were 183,055 with an exercise price of $3.15. Options issued related to 1999 performance totaled 38,397 with an exercise price of $3.62. In accordance with FASB 123, a total of $0.7 million was expensed during 1999 representing the fair value of the options issued.

    ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB 123 requires use of option valuation models that were not developed for use in valuing employee stock options.

    Pro forma information regarding net income and earnings per share is required by Statement No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                               2000              1999              1998
                          ---------------   ---------------   ---------------
Risk free interest
  rates.................       5.11%         6.51% - 6.68%     5.63% - 6.63%
Dividend yields.........       0.0%              0.0%              0.0%
Expected volatility.....  21.75% - 43.74%   43.63% - 48.64%   43.74% - 46.08%
Expected lives of
  options (in years)....     1.0 - 4.5         2.0 - 6.0            4.5

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

9.  STOCK-BASED COMPENSATION (CONTINUED)

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                       2000       1999       1998
                                                     --------   --------   --------
                                                             (IN THOUSANDS)
Pro forma net income...............................  $22,360     $8,918     $1,832
                                                     =======     ======     ======
Pro forma earnings per common share:
  Basic............................................  $  0.48     $ 0.39     $ 0.30
  Diluted..........................................  $  0.47     $ 0.32     $ 0.17

    A summary of the status of the Company's three stock option plans as of December 31, 2000 and 1999, and changes during the years ending on those dates is presented below:

                                  2000                         1999                         1998
                       --------------------------   --------------------------   --------------------------
                                        WEIGHTED-                    WEIGHTED-                    WEIGHTED-
                                         AVERAGE                      AVERAGE                      AVERAGE
                                        EXERCISE                     EXERCISE                     EXERCISE
FIXED OPTIONS             OPTIONS         PRICE        OPTIONS         PRICE        OPTIONS         PRICE
-------------          --------------   ---------   --------------   ---------   --------------   ---------
                       (IN THOUSANDS)               (IN THOUSANDS)               (IN THOUSANDS)
Outstanding-
  beginning of
  year...............       4,388         $3.09          1,309         $2.57            760         $2.22
Granted..............         682          4.30          3,121          3.31            740          2.61
Exercised............         (17)         2.60            (29)         2.33           (174)         1.49
Terminated...........        (410)         3.18            (13)         2.18            (17)         1.83
                            -----         -----          -----         -----          -----         -----
Outstanding-end of
  year...............       4,643         $3.22          4,388         $3.09          1,309         $2.57
                            =====         =====          =====         =====          =====         =====
Options exercisable
  at end of year.....       2,157         $2.90          1,315         $2.69            485         $2.53

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

9.  STOCK-BASED COMPENSATION (CONTINUED)
    A summary of the weighted average fair value of options granted during the years ended December 31, 2000, 1999 and 1998 is presented below:

                                  2000                          1999                          1998
                       ---------------------------   ---------------------------   ---------------------------
                                        WEIGHTED-                     WEIGHTED-                     WEIGHTED-
                                         AVERAGE                       AVERAGE                       AVERAGE
                          OPTIONS       FAIR PRICE      OPTIONS       FAIR PRICE      OPTIONS       FAIR PRICE
                       --------------   ----------   --------------   ----------   --------------   ----------
                       (IN THOUSANDS)                (IN THOUSANDS)                (IN THOUSANDS)
Above market.........       160           $1.34            140          $1.63            --           $  --
At market............       286            1.72            125           2.01           741            1.12
Below market.........       236            1.86          2,855           3.02            --              --
                            ---           -----          -----          -----           ---           -----
Total granted........       682           $1.68          3,120          $2.92           741           $1.12
                            ===           =====          =====          =====           ===           =====

    The following table summarizes information about stock options outstanding at December 31, 2000:

                                            WEIGHTED-
                            NUMBER           AVERAGE          WEIGHTED-          NUMBER         WEIGHTED-
      RANGE OF           OUTSTANDING        REMAINING          AVERAGE        EXERCISABLE        AVERAGE
   EXERCISE PRICES      AT 12/31/2000    CONTRACTUAL LIFE   EXERCISE PRICE   AT 12/31/2000    EXERCISE PRICE
---------------------   --------------   ----------------   --------------   --------------   --------------
                        (IN THOUSANDS)                                       (IN THOUSANDS)
    $1.88 - 3.12            1,135         6.3 years              $2.51           1,135             $2.51
            3.15            2,566         7.8 years               3.15             768              3.15
     3.25 - 4.25              640         6.6 years               3.83             207              3.56
     5.06 - 5.31              302         4.5 years               5.18              47              5.30
                            -----                                                -----
    $1.88 - 5.31            4,643         7.1 years              $3.22           2,157             $2.90
                            =====                                                =====

10. STATUTORY CAPITAL AND SURPLUS REQUIREMENTS
   AND DIVIDEND RESTRICTIONS

    The Insurance Subsidiaries are required to maintain minimum amounts of capital and surplus as determined by statutory accounting. Each of the Insurance Subsidiaries' statutory capital and surplus exceeds its respective minimum requirement. However, substantially more than such minimum amounts are needed to meet statutory and administrative requirements of adequate capital and surplus to support the current level of the Insurance Subsidiaries' operations. At December 31, 2000 and 1999 the statutory capital and surplus, including asset valuation reserve, of the U.S. insurance subsidiaries totaled $86.5 million and $89.2 million, respectively. Total statutory net income for the three years ended December 31, 2000, 1999 and 1998 was $12.2 million ($14.7 million of which related to the Acquired Companies), $24.2 million ($25.4 million of which related to the Acquired Companies) and $0.6 million, respectively.

    The National Association of Insurance Commissioners ("NAIC") imposes regulatory risk-based capital ("RBC") requirements on life insurance enterprises. At December 31, 2000 all of the Insurance Subsidiaries maintained ratios of total adjusted capital to RBC in excess of the Authorized Control Level.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

10. STATUTORY CAPITAL AND SURPLUS REQUIREMENTS
   AND DIVIDEND RESTRICTIONS (CONTINUED)

    PennCorp Life of Canada and Pennsylvania Life's Canadian Branch report to Canadian regulatory authorities based upon Canadian statutory accounting principles that vary in some respects from U.S. statutory accounting principles. Canadian net assets based upon Canadian statutory accounting principles were $56.4 million and $63.9 million as of December 31, 2000 and 1999, respectively. PennCorp Life of Canada maintained a Minimum Continuing Capital and Surplus Requirement Ratio ("MCCSR") in excess of the minimum requirement and Pennsylvania Life's Canadian branch maintained a Test of Adequacy of Assets in Canada and Margin Ratio ("TAAM") in excess of the minimum requirement at December 31, 2000.

    Dividend payments from American Progressive to the Company would require regulatory approval, which, in all likelihood, would not be obtained until American Progressive generated enough statutory profits to offset its entire negative unassigned surplus, which was approximately $8.2 million at December 31, 2000. American Progressive made no dividends or distributions during the three years ended 2000.

    American Pioneer may pay a dividend or make a distribution without the prior written approval of the Florida Insurance Department when (a) the dividend is equal to or less than the greater of (1) 10% of the insurer's surplus as to policyholders derived from net operating profits on its business and net realized capital gains ("policyholder surplus from operations"); or (2) the insurer's entire net operating profits and realized net capital gains derived during the immediately preceding calendar year but not more than its policyholder surplus from operations; (b) the insurer will have surplus as to policyholders equal to or exceeding 115% of the minimum required statutory surplus as to policyholders after the dividend or distribution is made; and
(c) the insurer has filed notice with the department at least 10 business days prior to the dividend payment or distribution. American Pioneer did not pay any dividends during the three years ended December 31, 2000.

    Under current Pennsylvania and Texas insurance law, a life insurer may pay dividends or make distributions out of unassigned surplus without the prior approval of the Insurance Department as long as the dividend distributions do not exceed the greater of (i) 10% of the insurer's surplus as to policyholders as of the preceding December 31st; or (ii) the insurer's net gain from operations for the immediately preceding calendar year. American Exchange made no dividends or distributions during the three years ended December 31, 2000. During the year ended December 31, 2000, Pennsylvania Life and Union Bankers paid ordinary dividends to American Exchange of $2.9 million and $2.0 million, respectively. Additionally, Peninsular Life paid an extraordinary dividend of $1.5 million to Universal American in 2000.

    Under current Canadian law, a life insurer may pay a dividend after such dividend declaration has been approved by its board of directors and upon at least 10 days prior notification to the Superintendent of Financial Institutions. In considering approval of a dividend, the board of directors must consider whether the payment of such dividend would be in contravention of the Insurance Companies Act of Canada. PennCorp Life of Canada did not pay any dividends in 2000.

    The Insurance Subsidiaries' statutory basis financial statements are prepared in accordance with accounting practices prescribed or permitted by their respective domiciliary states. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

10. STATUTORY CAPITAL AND SURPLUS REQUIREMENTS
   AND DIVIDEND RESTRICTIONS (CONTINUED)

publications of the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed but are authorized by the relevant insurance departments; such practices may differ from state to state, may differ from company to company within a state and may change in the future.

    In 1998, the NAIC approved a codification of statutory accounting principles, effective January 1, 2001, which will serve as a comprehensive and standardized guide to statutory accounting principles. The adoption of the codification will change, to some extent, the accounting practices that the Company's Insurance Subsidiaries use to prepare their statutory financial statements. The Company does not believe that such changes will have a material adverse impact on the reported statutory financial condition of any such subsidiaries.

11.  REINSURANCE

    In the normal course of business, the Company reinsures portions of certain policies that they underwrite to limit disproportionate risks. The Company is party to several reinsurance agreements on its life and accident & health insurance risks. The Company's senior market accident & health insurance products are reinsured under coinsurance treaties with unaffiliated insurers, while the life insurance risks are reinsured under either coinsurance or yearly-renewable term treaties with unaffiliated insurers. Under coinsurance treaties, the reinsurer receives an agreed upon percentage of all premiums and reimburses the Company that same percentage of any losses. In addition, the Company receives certain allowances from the reinsurers to cover commissions, expenses and premium taxes. Under yearly-renewable term treaties, the reinsuring company receives premiums at an agreed upon rate and holds the required reserves for its share of the risk on a yearly-renewable term basis. The Company is also party to certain reinsurance agreements whereby the Company limits its loss in excess of certain thresholds. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. A contingent liability exists with respect to reinsurance that may become a liability of the Company in the event that the reinsurers should be unable to meet the obligations that they assumed.

    The Company has several quota share reinsurance agreements in place with Hanover Life Reassurance Company ("HLR"), Cologne Life Reinsurance Company ("CLR") and Transamerica Occidental Life ("TA"), (collectively, the "Reinsurers"), which Reinsurers are rated A or better by A.M. Best. These agreements cover various accident & health insurance products written or acquired by the Company and contain ceding percentages ranging between 50% and 100%. The Reinsurers receive their pro-rata premium and pay their pro-rated benefits. In addition, the Company receives allowances from the Reinsurers to reimburse the commission, administration and premium tax expenses associated

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

11.  REINSURANCE (CONTINUED)

with the business reinsured. At December 31, 2000 and 1999 amounts due from these Reinsurers were as follows:

REINSURER                                                   2000       1999
---------                                                 --------   --------
CLR.....................................................  $ 89,469   $ 87,886
HLR.....................................................    54,838     44,269
TA......................................................    21,191     23,064
                                                          --------   --------
    Total...............................................  $165,498   $155,219
                                                          ========   ========

    In conjunction with the 1999 Acquisition, Peninsular entered into a coinsurance agreement with Occidental Life Insurance Company of North Carolina ("Occidental"), a former affiliate, to cede 100% of its direct business (primarily life and annuity business). Currently, Occidental is rated B+ by A.M. Best. It is the intent of the parties to this agreement to replace the coinsurance agreement with a full assumption agreement which will effectively transfer the business to Occidental. As of December 31, 2000, approximately 52% of the business had been transferred. The reinsurance recoverable from Occidental totaled $8.8 million and $19.2 million at December 31, 2000 and 1999, respectively.

    A summary of reinsurance activity for the three years ended December 31, 2000 is presented below:

                                                  AS OF DECEMBER 31,
                                       ----------------------------------------
                                          2000           1999           1998
                                       ----------   --------------   ----------
                                                    (IN THOUSANDS)
Life insurance in force
Gross amount.........................  $3,651,778     $4,445,889     $2,038,438
Ceded to other companies.............    (916,669)    (1,571,284)      (735,791)
Assumed from other companies.........      51,175         50,699         47,084
                                       ----------     ----------     ----------
  Net Amount.........................  $2,786,284     $2,925,304     $1,349,731
                                       ==========     ==========     ==========
Percentage of assumed to net.........           2%             2%             4%
                                       ==========     ==========     ==========

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

11. REINSURANCE (CONTINUED)

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   --------
                                                                       (IN THOUSANDS)
Premiums
  Life insurance............................................  $  41,371   $  25,704   $15,242
  Accident & health.........................................    409,952     226,849   115,802
                                                              ---------   ---------   -------
    Total gross premiums....................................    451,323     252,553   131,044
                                                              ---------   ---------   -------

Ceded to other companies
  Life insurance............................................    (10,210)     (9,290)   (7,238)
  Accident & health.........................................   (224,415)   (129,537)  (82,308)
                                                              ---------   ---------   -------
    Total ceded premiums....................................   (234,625)   (138,827)  (89,546)
                                                              ---------   ---------   -------

Assumed from other companies
  Life insurance............................................      2,538       1,177       998
  Accident & health.........................................        517         574        --
                                                              ---------   ---------   -------
    Total assumed premium...................................      3,055       1,751       998
                                                              ---------   ---------   -------

Net amount
  Life insurance............................................     33,699      17,591     9,002
  Accident & health.........................................    186,054      97,886    33,494
                                                              ---------   ---------   -------
    Total net premium.......................................  $ 219,753   $ 115,477   $42,496
                                                              =========   =========   =======

Percentage of assumed to net
  Life insurance............................................          8%          7%       11%
                                                              =========   =========   =======
  Accident & health.........................................          0%          1%        0%
                                                              =========   =========   =======
    Total assumed to total net..............................          1%          2%        2%
                                                              =========   =========   =======

    Total claims recovered for 2000 and 1999 totaled $175.7 million and $104.9 million, respectively.

12. LOAN AGREEMENTS

    As of December 31, 2000 and 1999, in connection with the 1999 Acquisition on July 30, 1999, (see Note 3) the Company had an $80 million credit facility consisting of a $70 million term loan and a $10 million revolving loan facility. The term loan calls for interest at the London Interbank Offering Rate for one, two, three or six months ("LIBOR") plus 350 basis points (currently 9.0425%) with principal repayment over a seven-year period and a final maturity date of July 31, 2006. The term loan is secured by a first priority interest in 100% of the outstanding common stock of American Exchange, American Progressive, PFI, Inc. (an immaterial subsidiary), Quincy (an immaterial subsidiary), WorldNet and 65% of the outstanding common stock of UAFC (Canada) Inc. (the 100% parent of PennCorp Life of Canada). In addition, the Company incurred loan origination fees of $3.5 million, which were capitalized and will be amortized on a straight-line basis over the life of the loan. For the year ended
December 31, 2000, the Company paid $7.1 million in interest and fees in connection with

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

12. LOAN AGREEMENTS (CONTINUED)
the credit facility. The Company paid $1.5 million in principal on July 31, 2000 and $1.9 million in principal on October 31, 2000 and January 31, 2001.

    The following table shows the schedule of remaining principal payments on the Company's outstanding term loan, with the final payment in July 2006:

                                                                PRINCIPAL
                                                                REPAYMENT
                                                              --------------
                                                              (IN THOUSANDS)
2001........................................................     $ 8,175
2002........................................................      10,700
2003........................................................      11,525
2004........................................................      12,400
2005........................................................      13,275
2006........................................................      10,575
                                                                 -------
  Total.....................................................     $66,650
                                                                 =======

    In August 2000, to fund the CHCS acquisition (see Note 4), the Company drew down $3.0 million of the revolving loan facility, which amount currently incurs interest at 9.06% and is due to mature on July 31, 2004. The Company pays a commitment fee of 50 basis points on the unutilized facility, which is currently $7.0 million.

    The following table sets forth certain summary information with respect to total borrowings of the Company for the three years ended December 31, 2000:

                          AS OF DECEMBER 31,                 YEAR ENDED DECEMBER 31,
                       -------------------------   -------------------------------------------
                                                                       WEIGHTED
                                                      MAXIMUM         AVERAGE(A)      AVERAGE
                           AMOUNT       INTEREST       AMOUNT           AMOUNT       INTEREST
                        OUTSTANDING       RATE      OUTSTANDING      OUTSTANDING     RATE (B)
                       --------------   --------   --------------   --------------   ---------
                       (IN THOUSANDS)              (IN THOUSANDS)   (IN THOUSANDS)
2000.................     $69,650        10.22%       $71,500          $70,056         10.05%
                          =======        =====        =======          =======         =====
1999.................     $70,000         9.01%       $70,000          $31,833          8.98%
                          =======        =====        =======          =======         =====
1998.................     $ 4,750         7.97%       $ 5,000          $ 3,743          8.19%
                          =======        =====        =======          =======         =====

------------------------

(a) The average amounts of borrowings outstanding were computed by determining the arithmetic average of the months' average outstanding in borrowings.

(b) The weighted-average interest rates were determined by dividing interest expense related to total borrowings by the average amounts outstanding of such borrowings.

13. COMMITMENTS

    The Company is obligated under certain lease arrangements for its executive and administrative offices in New York, Florida, Texas, North Carolina, and Ontario, Canada. Rent expense for the three years ended December 31, 2000, 1999, and 1998 was $2.9 million, and $1.5 million, and $0.7 million,

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

13. COMMITMENTS (CONTINUED)
respectively. The minimum rental commitments, subject to escalation clauses, at December 31, 2000 under non-cancelable operating leases are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
2001........................................................      $1,795
2002........................................................       1,730
2003........................................................       1,372
2004........................................................         843
2005 and thereafter.........................................       1,830
                                                                  ------
  Totals....................................................      $7,570
                                                                  ======

14. UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN

    Effective April 1, 1992, the Company adopted the Universal American Financial Corp. 401(k) Savings Plan ("Savings Plan"). The Savings Plan is a voluntary contributory plan under which employees may elect to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986. The employee is entitled to participate in the Savings Plan by contributing through payroll deductions up to 20% of the employee's compensation. Currently, the Company matches the employee's contribution up to 2% of the employee's compensation with Company common stock. As of December 31, 2000, the Savings Plan held 426,000 shares of the Company's common stock.

    The participating employee is not taxed on these contributions until they are distributed. Moreover, the employer's contributions vest at the rate of 25% per plan year. Amounts credited to employee's accounts under the Savings Plan are invested by the employer-appointed investment committee. Generally, a participating employee is entitled to distributions from the Savings Plan upon termination of employment, retirement, death or disability. Savings Plan participants who qualify for distributions may receive a single lump sum, have the assets transferred to another qualified plan or individual retirement account, or receive a series of specified installment payments. Total matching contributions by the Company under the Savings Plan were $262,000, $172,000 and $92,000 in 2000, 1999 and 1998, respectively.

15. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    a. FIXED MATURITIES AVAILABLE FOR SALE: For those securities available for sale, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

    b. EQUITY SECURITIES: For equity securities carried at fair value, fair value equals quoted market price.

    c. CASH AND CASH EQUIVALENTS: For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

15. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
    d. INVESTMENT CONTRACT LIABILITIES: For annuity and universal life-type contracts, the carrying amount is the policyholder account value (see
       Note 2e); estimated fair value equals the policyholder account value less surrender charges.

    e. SHORT TERM DEBT AND LOAN PAYABLE: For short-term borrowings and loan payable, the carrying value is a reasonable estimate of fair value due to their short-term nature.

    f. ACCOUNTS RECEIVABLE AND UNCOLLECTED PREMIUMS: Accounts receivable and uncollected premiums are primarily insurance contract related receivables, which are determined based upon the underlying insurance liabilities and added reinsurance amounts.

    The estimated fair values of the Company's financial instruments as of December 31, 2000 and 1999 are as follows:

                                             2000                  1999
                                      -------------------   -------------------
                                      CARRYING     FAIR     CARRYING     FAIR
                                       AMOUNT     VALUE      AMOUNT     VALUE
                                      --------   --------   --------   --------
                                        (IN THOUSANDS)        (IN THOUSANDS)
Financial assets:
  Fixed maturities available for
    sale............................  $751,738   $751,738   $717,560   $717,560
  Equity securities.................     3,547      3,547      4,838      4,838
  Policy loans (a)..................    25,077                25,640
Other invested assets (b)...........     2,037                 2,763
  Mortgage loans (b)................     2,281                 2,743
  Cash and cash equivalents.........    40,250     40,250     58,753     58,753

Financial liabilities:
  Investment contract liabilities...   223,681    207,697    238,665    215,867
  Loan payable......................    69,650     69,650     70,000     70,000

------------------------

(a) It is not practicable to estimate the fair value of policy loans, as they have no stated maturity and their rates are set at a fixed spread to related policy liability rates. Policy loans are carried at the aggregate unpaid principal balances in the consolidated balance sheets, and earn interest at rates between 6% to 8%. Individual policy liabilities, in all cases, equal or exceed outstanding policy loan balances.

(b) Mortgage loans are carried at the aggregate unpaid balances and the fair market value was not determined as the amount involved was considered to be immaterial. Other invested assets consists mainly of collateralized loans which are carried at cost. The determination of fair value for these invested assets is not practical because there is no active trading market for such invested assets.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

16. CONDENSED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The quarterly results of operations for the three years ended December 31, 2000 are presented below. Due to the use of weighted average shares outstanding when determining the denominator for earnings per share, the sum of the quarterly per common share amounts may not equal the per common share amounts for the twelve months ended December 31, 2000.

                                                                        THREE MONTHS ENDED
                                                        ---------------------------------------------------
                         2000                           MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
------------------------------------------------------  ---------   --------   -------------   ------------
                                                                          (IN THOUSANDS)
Total revenue.........................................   $70,770    $71,826       $71,469        $70,026
Total benefits, claims & other expenses...............    61,956     62,990        63,203         62,876
                                                         -------    -------       -------        -------
Operating income (loss) before income taxes...........     8,814      8,836         8,266          7,150
Federal income tax expense............................     3,155      3,207         2,853            966
                                                         -------    -------       -------        -------
Net income applicable to common Shareholders..........   $ 5,659    $ 5,629       $ 5,413        $ 6,184
                                                         =======    =======       =======        =======
Basic earnings per share..............................   $  0.12    $  0.12       $  0.12        $  0.13
                                                         =======    =======       =======        =======
Diluted earnings per share............................   $  0.12    $  0.12       $  0.12        $  0.13
                                                         =======    =======       =======        =======

                                                                        THREE MONTHS ENDED
                                                        ---------------------------------------------------
                         1999                           MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
------------------------------------------------------  ---------   --------   -------------   ------------
                                                                          (IN THOUSANDS)
Total revenue.........................................   $13,850    $14,713       $50,188         $9,385
Total benefits, claims & other expenses...............    12,783     13,640        45,002         60,655
                                                         -------    -------       -------         ------
Operating income (loss) before income taxes...........     1,067      1,073         5,186          8,730
Federal income tax expense............................       356        371         1,953          3,563
                                                         -------    -------       -------         ------
Net Income............................................       711        702         3,233          5,167
Redemption accrual on Series C Preferred Stock........       180         --            --             --
                                                         -------    -------       -------         ------
Net income applicable to common Shareholders..........   $   531    $   702       $ 3,233         $5,167
                                                         =======    =======       =======         ======
Basic earnings per share..............................   $  0.07    $  0.07       $  0.10         $ 0.12
                                                         =======    =======       =======         ======
Diluted earnings per share............................   $  0.05    $  0.05       $  0.09         $ 0.11
                                                         =======    =======       =======         ======

                                                                        THREE MONTHS ENDED
                                                        ---------------------------------------------------
                         1998                           MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
------------------------------------------------------  ---------   --------   -------------   ------------
                                                                          (IN THOUSANDS)
Total revenue.........................................   $13,815    $14,331       $14,068        $13,875
Total benefits, claims & other expenses...............    13,040     13,071        13,050         12,996
                                                         -------    -------       -------        -------
Operating income (loss) before income taxes...........       775      1,260         1,018            879
Federal income tax expense............................       242        450           346            286
                                                         -------    -------       -------        -------
Net Income............................................       533        810           672            593
Redemption accrual on Series C Preferred Stock........       108        109           108            109
                                                         -------    -------       -------        -------
Net income applicable to common Shareholders..........   $   425    $   701       $   564        $   484
                                                         =======    =======       =======        =======
Basic earnings per share..............................   $  0.06    $  0.09       $  0.07        $  0.07
                                                         =======    =======       =======        =======
Diluted earnings per share............................   $  0.04    $  0.06       $  0.05        $  0.05
                                                         =======    =======       =======        =======

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

17. BUSINESS SEGMENT INFORMATION

   Currently, the Company manages its business, with primary emphasis on its distribution channels, through four operating segments, Senior Market Brokerage, Career Agency, Special Markets and Administrative Services and also maintains a Corporate segment.

    SENIOR MARKET BROKERAGE--This distribution channel consists of a general agency system and insurance brokerage system that focus on the sale of products in the senior market segment, including Medicare Supplement, Long Term Care, Final Expense Life Insurance and Annuities.

    CAREER AGENCY--The Career Agency Segment was acquired in the 1999 Acquisition in July 1999 and comprises the operations of Pennsylvania Life and PennCorp Life of Canada. PennCorp Life of Canada operates exclusively in Canada, while Pennsylvania Life operates in both the U.S. ("Pennsylvania Life U.S.") and Canada. The Career Agency segment is comprised of a career agency field force, which distributes fixed benefit accident and sickness, life insurance and supplemental senior health insurance in the United States and Canada. The Career Agents are under exclusive contract with Pennsylvania Life and PennCorp Life of Canada.

    SPECIAL MARKETS--Through its own operating history and through prior acquisitions, Universal American has accumulated various lines of business that it manages in its Special Markets segments. These products include traditional, interest-sensitive and group life insurance, individual medical and other accident and health insurance.

    ADMINISTRATIVE SERVICES--In connection with the acquisition of AIAG and CHCS, Universal American has increased its efforts on the development of the Administrative Services segment. The primary services are to act as a third party administrator and service provider on various senior supplemental health insurance products offered by both affiliated and unaffiliated insurance companies. Services performed include policy underwriting, telephone verification, policyholder services, claims adjudication, clinical case management, care assessment and referral to health care facilities.

    CORPORATE & ELIMINATIONS--This segment includes the corporate activities of the holding company, including interest on debt. This segment also includes the elimination of intersegment revenues and expenses that are reported gross in each of the operating segments. These eliminations affect the amounts reported on the individual financial statement line items, but do not change operating income before taxes. The significant items eliminated include intersegment revenue and expense relating to services performed by the Administrative Services segment for the Career Agency, Senior Market Brokerage and Special Market segments and interest on notes issued by the Corporate segment to the other operating segments.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

    Financial data by segment for the three years ended December 31, 2000 is as follows:

                                                                     DECEMBER 31, 2000
                                         -------------------------------------------------------------------------
                                                     SENIOR
                                          CAREER     MARKET     SPECIAL    ADMINISTRATIVE
                                          AGENTS    BROKERAGE   MARKETS       SERVICES      CORPORATE     TOTAL
                                         --------   ---------   --------   --------------   ---------   ----------
                                                                      (IN THOUSANDS)
Net premiums and policyholder fees
  earned--Life and annuity.............  $ 17,258   $  3,669    $ 12,773      $    --       $     --    $   33,700
Net premiums and policyholder fees
  earned--Health.......................   112,100     48,451      25,502           --             --       186,053
                                         --------   --------    --------      -------       --------    ----------
Net premiums...........................   129,358     52,120      38,275           --             --       219,753
Net investment income..................    31,714     11,391      14,704           77           (941)       56,945
Realized gains (losses)................       147        201        (202)          --             --           146
Fee and other income...................       647          3         332       24,130        (17,865)        7,247
                                         --------   --------    --------      -------       --------    ----------
    Total revenues.....................   161,866     63,715      53,109       24,207        (18,806)      284,091
                                         --------   --------    --------      -------       --------    ----------
Policyholder benefits..................    81,432     40,656      31,831           --             --       153,919
Interest credited to policyholders.....     1,657      4,996       3,477           --             --        10,130
Change in deferred acquisition costs...   (12,476)    (5,015)      1,566           --             --       (15,925)
Amortization of present value of future
  profits and goodwill.................      (584)       183         230        2,920             --         2,749
Commissions and general expenses.......    62,264     17,203      11,417       17,443         (8,175)      100,152
                                         --------   --------    --------      -------       --------    ----------
    Total benefits, claims and other
      deductions.......................   132,293     58,023      48,521       20,363         (8,175)      251,025
                                         --------   --------    --------      -------       --------    ----------
Operating income before taxes..........  $ 29,573   $  5,692    $  4,588      $ 3,844       $(10,631)   $   33,066
                                         ========   ========    ========      =======       ========    ==========

ASSETS
Deferred policy acquisition costs......  $ 15,335   $ 25,507    $  7,738      $    --       $     71    $   48,651
Goodwill...............................    (1,944)     4,047          --        2,665          1,944         6,712
Present value of future profits........        --        323         644        4,835             --         5,802
Other assets...........................   536,332    328,913     270,317       13,856        (20,719)    1,128,699
                                         --------   --------    --------      -------       --------    ----------
    Total assets.......................  $549,723   $358,790    $278,699      $21,356       $(18,704)   $1,189,864
                                         ========   ========    ========      =======       ========    ==========

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

                                                               DECEMBER 31, 1999 (RESTATED)
                                         -------------------------------------------------------------------------
                                                     SENIOR
                                          CAREER     MARKET     SPECIAL    ADMINISTRATIVE
                                          AGENTS    BROKERAGE   MARKETS       SERVICES      CORPORATE     TOTAL
                                         --------   ---------   --------   --------------   ---------   ----------
                                                                      (IN THOUSANDS)
Net premiums and policyholder fees
  earned--Life and annuity.............  $  7,198   $  1,068    $  9,325       $   --        $    --    $   17,591
Net premiums and policyholder fees
  earned--Health.......................    48,365     31,574      17,947           --             --        97,886
                                         --------   --------    --------       ------        -------    ----------
Net premiums...........................    55,563     32,642      27,272           --             --       115,477
Net investment income..................    12,133      9,422       8,662           --           (904)       29,313
Realized gains.........................        81        (81)       (241)          --             --          (241)
Fee and other income...................       228         41         246        9,290         (6,218)        3,587
                                         --------   --------    --------       ------        -------    ----------
    Total revenues.....................    68,005     42,024      35,939        9,290         (7,122)      148,136
                                         --------   --------    --------       ------        -------    ----------
Policyholder benefits..................    30,396     23,643      19,216           --             --        73,255
Interest credited to policyholders.....       437      5,550       2,681           --             --         8,668
Change in deferred acquisition costs...    (2,919)    (3,722)        412           --             --        (6,229)
Amortization of present value of future
  profits and goodwill.................      (427)       183         314           --             --            70
Commissions and general expenses.......    28,239     12,580       8,939        7,254           (696)       56,316
                                         --------   --------    --------       ------        -------    ----------
    Total benefits, claims and other
      deductions.......................    55,726     38,234      31,562        7,254           (696)      132,080
                                         --------   --------    --------       ------        -------    ----------
Operating income before taxes..........  $ 12,279   $  3,790    $  4,377       $2,036        $(6,426)   $   16,056
                                         ========   ========    ========       ======        =======    ==========

ASSETS
Deferred policy acquisition costs......  $  2,944   $ 21,879    $ 10,120       $   --        $    --    $   34,943
Goodwill...............................        --      4,201          --           --             --         4,201
Present value of future profits........        --        370         856           --             --         1,226
Other assets...........................   508,785    314,212     287,073        6,122         (3,141)    1,113,051
                                         --------   --------    --------       ------        -------    ----------
    Total assets.......................  $511,729   $340,662    $298,049       $6,122        $(3,141)   $1,153,421
                                         ========   ========    ========       ======        =======    ==========

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

                                                                  DECEMBER 31, 1998 (RESTATED)
                                             -----------------------------------------------------------------------
                                                         SENIOR
                                              CAREER     MARKET     SPECIAL    ADMINISTRATIVE
                                              AGENTS    BROKERAGE   MARKETS       SERVICES      CORPORATE    TOTAL
                                             --------   ---------   --------   --------------   ---------   --------
                                                                         (IN THOUSANDS)
Net premiums and policyholder fees earned--
  Life and annuity.........................  $    --    $  1,738    $ 6,485        $   --       $     --    $  8,223
Net premiums and policyholder fees earned--
  Health...................................       --      20,069     14,204            --             --      34,273
                                             -------    --------    -------        ------       --------    --------
Net premiums...............................       --      21,807     20,689            --             --      42,496
Net investment income......................       --       8,166      3,125            --           (570)     10,721
Realized gains.............................       --       2,580     (2,324)           --             --         256
Fee and other income.......................       --          --        238         8,700         (6,322)      2,616
                                             -------    --------    -------        ------       --------    --------
    Total revenues.........................       --      32,553     21,728         8,700         (6,892)     56,089
                                             -------    --------    -------        ------       --------    --------
Policyholder benefits......................       --      16,589     14,405            --             --      30,994
Interest credited to policyholders.........       --       5,458      1,782            --             --       7,240
Change in deferred acquisition costs.......       --      (3,783)       253            --             --      (3,530)
Amortization of present value of future
  profits and goodwill.....................       --         200        145            --             --         345
Commissions and general expenses...........       --       9,425      6,352         6,720         (5,389)     17,108
                                             -------    --------    -------        ------       --------    --------
    Total benefits, claims and other
      deductions...........................       --      27,889     22,937         6,720         (5,389)     52,157
                                             -------    --------    -------        ------       --------    --------
Operating income before taxes..............  $    --    $  4,664    $(1,209)       $1,980       $ (1,503)   $  3,932
                                             =======    ========    =======        ======       ========    ========

ASSETS
Deferred policy acquisition costs..........  $    --    $ 15,109    $ 9,174        $   --       $     --    $ 24,283
Goodwill...................................       --       4,354         --            --             --       4,354
Present value of future profits............       --         415      1,154            --             --       1,569
Other assets...............................       --     181,340     78,249         4,644        (11,137)    253,096
                                             -------    --------    -------        ------       --------    --------
    Total assets...........................  $    --    $201,218    $88,577        $4,644       $(11,137)   $283,302
                                             =======    ========    =======        ======       ========    ========

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              MARCH 31, 2001    DECEMBER 31, 2000
                                                              ---------------   ------------------
                                                                (UNAUDITED)
                                                                         (IN THOUSANDS)
ASSETS

Investments:
  Fixed maturities available for sale, at fair value
    (amortized cost: 2001, $741,918; 2000, $746,060)........     $  755,178         $  751,738
  Equity securities, at fair value (cost: 2001, $4,747;
    2000, $3,819)...........................................          4,506              3,547
  Policy loans..............................................         24,661             25,077
  Other invested assets.....................................          4,212              4,318
                                                                 ----------         ----------
    Total investments.......................................        788,557            784,680

Cash and cash equivalents...................................         32,212             40,250
Accrued investment income...................................         10,810             11,459
Deferred policy acquisition costs...........................         51,672             48,651
Amounts due from reinsurers.................................        215,031            202,929
Due and unpaid premiums.....................................          3,667              3,680
Deferred income tax asset...................................         60,910             65,014
Present value of future profits and goodwill................         12,031             12,514
Due from broker.............................................          6,485                234
Other assets................................................         24,837             20,453
                                                                 ----------         ----------
    Total assets............................................      1,206,212          1,189,864
                                                                 ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Policyholder account balances...............................        232,593            233,415
Reserves for future policy benefits.........................        578,315            565,505
Policy and contract claims - life...........................          6,379              7,207
Policy and contract claims - health.........................         83,276             77,884
Loan payable................................................         67,800             69,650
Amounts due to reinsurers...................................          3,203              2,877
Restructuring liability.....................................            534              2,955
Other liabilities...........................................         50,557             56,422
                                                                 ----------         ----------
    Total liabilities.......................................      1,022,657          1,015,915
                                                                 ----------         ----------
STOCKHOLDERS' EQUITY

Common stock (Authorized: 80 million shares, issued and
  outstanding:
  2001, 46.9 million shares; 2000, 46.8 million shares).....            469                468
Additional paid-in capital..................................        128,944            128,625
Accumulated other comprehensive income......................          6,891              4,875
Retained earnings...........................................         47,390             40,354
Less:  Treasury Stock (2001, 0.1 million shares; 2000,
  0.1 million shares).......................................           (139)              (373)
                                                                 ----------         ----------
    Total stockholders' equity..............................        183,555            173,949
                                                                 ----------         ----------
    Total liabilities and stockholders' equity..............     $1,206,212         $1,189,864
                                                                 ==========         ==========

           See notes to unaudited consolidated financial statements.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31,
                                                              -----------------------------
                                                                 2001               2000
                                                              ----------         ----------
                                                                     (IN THOUSANDS,
                                                              PER SHARE AMOUNTS IN DOLLARS)
Revenues:
  Gross premium and policyholder fees earned................   $126,213           $109,341
  Reinsurance premiums assumed..............................        822              1,017
  Reinsurance premiums ceded................................    (69,442)           (55,219)
                                                               --------           --------
    Net premium and policyholder fees earned................     57,593             55,139

  Net investment income.....................................     14,457             14,151
  Net realized gains on investments.........................      2,090                 40
  Fee income................................................      2,531              1,440
                                                               --------           --------
    Total revenues..........................................     76,671             70,770
                                                               --------           --------
Benefits, claims and expenses:
  Increase in future policy benefits........................      3,763                 56
  Claims and other benefits.................................     39,038             37,104
  Interest credited to policyholders........................      2,512              2,562
  Increase in deferred acquisition costs....................     (4,328)            (3,006)
  Amortization of present value of future profits and
    goodwill................................................        724                643
  Commissions...............................................     24,268             19,974
  Commission and expense allowances on reinsurance ceded....    (21,402)           (15,725)
  Interest expense..........................................      1,618              1,680
  Other operating costs and expenses........................     19,557             18,668
                                                               --------           --------
    Total benefits, claims and other deductions.............     65,750             61,956
                                                               --------           --------
Operating income before taxes...............................     10,921              8,814
Federal income tax expense..................................      3,885              3,156
                                                               --------           --------
Net income..................................................   $  7,036           $  5,658
                                                               ========           ========
Earnings per common share:
  Basic.....................................................   $   0.15           $   0.12
                                                               ========           ========
  Diluted...................................................   $   0.15           $   0.12
                                                               ========           ========

            See notes to unaudited consolidated financial statements

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2001        2000
                                                              ---------   --------
                                                                 (IN THOUSANDS)
Cash flows from operating activities:
Net income..................................................  $   7,036   $  5,658
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Deferred income taxes.....................................      2,800     (1,777)
  Change in reserves for future policy benefits.............     12,899      4,015
  Change in policy and contract claims......................      4,565      2,703
  Change in deferred policy acquisition costs...............     (4,328)    (3,006)
  Amortization of present value of future profits and
    goodwill................................................        724        643
  Change in policy loans....................................        417        386
  Change in accrued investment income.......................        649        210
  Change in reinsurance balances............................    (11,203)    (4,503)
  Change in due and unpaid premium..........................         14        107
  Realized gains on investments.............................     (2,090)       (40)
  Change in restructuring liability.........................     (2,421)      (415)
  Change in income taxes payable............................     (1,124)        --
  Other, net................................................     (5,506)    (1,359)
                                                              ---------   --------
Net cash provided by operating activities...................      2,432      2,622
                                                              ---------   --------
Cash flows from investing activities:
  Proceeds from sale of fixed maturities available for
    sale....................................................    108,297     13,022
  Proceeds from redemption of fixed maturities available for
    sale....................................................      1,766      1,935
  Cost of fixed maturities purchased available for sale.....   (109,735)   (26,459)
  Change in amounts held in trust by reinsurer..............       (610)      (475)
  Proceeds from sale of equity securities...................          5         98
  Cost of equity securities purchased.......................        (11)        --
  Change in mortgage loans..................................       (578)        --
  Change in due from / to broker............................     (6,800)        --
  Change in other invested assets...........................        684         10
  Purchase of business, net of cash held....................         --     (3,852)
                                                              ---------   --------
Net cash used in investing activities.......................     (6,982)   (15,721)
                                                              ---------   --------
Cash flows from financing activities:
  Net proceeds from issuance of common stock................         89         26
  Cost of treasury stock purchases..........................       (453)        --
  Increase in policyholder account balances.................     (1,312)    (3,697)
  Change in reinsurance balances on policyholder account
    balances................................................         38       (417)
  Principal payment on notes payable........................     (1,850)        --
                                                              ---------   --------
Net cash used in financing activities.......................     (3,488)    (4,088)
                                                              ---------   --------
Net decrease in cash and cash equivalents...................     (8,038)   (17,187)

Cash and cash equivalents at beginning of period............     40,250     58,753
                                                              ---------   --------
Cash and cash equivalents at end of period..................  $  32,212   $ 41,566
                                                              =========   ========
Supplemental cash flow information:
  Cash paid during the period for interest..................  $     703   $  1,680
                                                              =========   ========
  Cash paid during the period for income taxes..............  $   1,810   $    124
                                                              =========   ========

            See notes to unaudited consolidated financial statements

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. BASIS OF PRESENTATION

    The interim financial information herein is unaudited, but in the opinion of management, includes all adjustments (consisting of normal, recurring adjustments) necessary to present fairly the financial position and results of operations for such periods. The results of operations for the three months ended March 31, 2001 and 2000 are not necessarily indicative of the results to be expected for the full year. The consolidated financial statements should be read in conjunction with the Form 10-K for the year ended December 31, 2000. Certain reclassifications have been made to prior year's financial statements to conform with current period classifications.

    The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and consolidate the accounts of Universal American Financial Corp. ("Universal American" or the "Parent Company") and its subsidiaries (collectively the "Company"), American Progressive Life & Health Insurance Company of New York ("American Progressive"), American Pioneer Life Insurance Company ("American Pioneer"), American Exchange Life Insurance Company ("American Exchange"), Pennsylvania Life Insurance Company ("Pennsylvania Life"), Peninsular Life Insurance Company ("Peninsular"), Union Bankers Insurance Company ("Union Bankers"), Constitution Life Insurance Company ("Constitution"), Marquette National Life Insurance Company ("Marquette"), PennCorp Life Insurance Company, a Canadian company ("PennCorp Canada"), WorldNet Services Corp. ("WorldNet"), American Insurance Administration Group, Inc. ("AIAG") and Quincy Coverage Corp. ("Quincy"). Six of these companies, Pennsylvania Life, PennCorp Life of Canada, Peninsular, Union Bankers, Constitution and Marquette, as well as certain other related assets, were acquired on July 30, 1999 (the "1999 Acquisition). On August 10, 2000, Universal American acquired Capitated Healthcare
Services, Inc. ("CHCS").

    Universal American offers life and accident and health insurance designed for the senior market and self-employed market in all fifty states, the District of Columbia and all the provinces of Canada. It also provides administrative services to other insurers by servicing their senior market products. Universal American's principal insurance products are Medicare supplement, fixed benefit accident and sickness disability insurance, long-term care, home health care, senior life insurance and annuities. The Company distributes these products through an independent general agency system and a career agency system. The career agents focus only on sales for Pennsylvania Life and PennCorp Canada while the independent general agents sell for American Pioneer, American Progressive and Constitution.

2. BUSINESS COMBINATION

    1999 ACQUISITION

    In January 2000, the Company announced that it had approved a plan to consolidate the Raleigh location acquired in the 1999 Acquisition into its locations in Toronto (Canada), Pensacola (Florida), and Orlando (Florida) in order to improve operating efficiencies and capabilities and recorded a $11.1 million restructuring liability in its accounting for the 1999 acquisition. This restructuring was completed during the first quarter of 2001. During the three months ended March 31, 2001, the Company paid $2.4 million in restructuring charges. As of March 31, 2001, the remaining liability is $0.5 million, and relates primarily to employee separation costs.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

                                  (UNAUDITED)

3. COMPREHENSIVE INCOME

    The components of comprehensive income, net of related tax, for the three-month periods ended March 31, 2001 and 2000 are as follows:

                                                          FOR THE THREE MONTHS
                                                             ENDED MARCH 31,
                                                        -------------------------
                                                          2001             2000
                                                        --------         --------
                                                             (IN THOUSANDS)
Net income............................................  $ 7,036           $5,658
Other comprehensive income:
  Unrealized gain (loss) on securities................    4,285              (83)
  Foreign currency translation adjustment.............   (2,268)             405
                                                        -------           ------
Other comprehensive income............................    2,017              322
                                                        -------           ------
Comprehensive income..................................  $ 9,053           $5,980
                                                        =======           ======

4. EARNINGS PER SHARE

    Per share amounts for net income from operations are shown in the income statement using i) an earnings per common share basic calculation and ii) an earnings per common share-assuming dilution calculation. A reconciliation of the numerators and the denominators of the basic and diluted EPS for the three months ended March 31, 2001 and 2000 is as follows:

                                             FOR THE THREE MONTHS ENDED MARCH 31,
                                                             2001
                                            ---------------------------------------
                                              INCOME         SHARES       PER SHARE
                                            (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                            -----------   -------------   ---------
                                                        (IN THOUSANDS,
                                                 PER SHARE AMOUNTS IN DOLLARS)
Common stock outstanding..................                   46,845
Less: Treasury shares.....................                      (97)
                                                             ------
Basic EPS
Net income applicable to common
  shareholders............................    $ 7,036        46,748         $0.15
                                                                            =====
Effect of Dilutive Securities
Incentive stock options...................                    1,502
Director stock options....................                       88
Agents and others stock options...........                      796
Treasury stock assumed from proceeds of
  options.................................                   (2,020)
                                              -------        ------
Diluted EPS
Net income applicable to common
  shareholders plus assumed conversions...    $ 7,036        47,114         $0.15
                                              =======        ======         =====

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

                                  (UNAUDITED)

4. EARNINGS PER SHARE (CONTINUED)

                                             FOR THE THREE MONTHS ENDED MARCH 31,
                                                             2000
                                            ---------------------------------------
                                              INCOME         SHARES       PER SHARE
                                            (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                            -----------   -------------   ---------
                                                        (IN THOUSANDS,
                                                 PER SHARE AMOUNTS IN DOLLARS)
Basic EPS
Net income applicable to common
  shareholders............................    $ 5,658        46,705         $0.12
Effect of Dilutive Securities
Incentive stock options...................                      962
Director stock options....................                      124
Agents and others stock options...........                      567
Treasury stock assumed from proceeds of
  options.................................                   (1,217)
                                              -------        ------
Diluted EPS
Net income applicable to common
  shareholders plus assumed conversions...    $ 5,658        47,141         $0.12
                                              =======        ======         =====

5. INVESTMENTS

    As of March 31, 2001 and December 31, 2000, fixed maturity securities are classified as investments available for sale and are carried at fair value, with the unrealized gain or loss, net of tax and other adjustments (deferred policy acquisition costs), included in accumulated other comprehensive income.

                                                      MARCH 31, 2001
                                      ----------------------------------------------
                                                    GROSS        GROSS
                                      AMORTIZED   UNREALIZED   UNREALIZED     FAIR
CLASSIFICATION                          COST        GAINS        LOSSES      VALUE
--------------                        ---------   ----------   ----------   --------
                                                      (IN THOUSANDS)
US Treasury securities and
  obligations of US government......  $ 41,225      $ 1,099      $    (7)   $ 42,317
Corporate debt securities...........   457,014       10,784       (3,863)    463,935
Mortgage-backed securities..........   243,679        6,719       (1,472)    248,926
                                      --------      -------      -------    --------
                                      $741,918      $18,602      $(5,342)   $755,178
                                      ========      =======      =======    ========

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

                                  (UNAUDITED)

5. INVESTMENTS (CONTINUED)

                                                    DECEMBER 31, 2000
                                      ----------------------------------------------
                                                    GROSS        GROSS
                                      AMORTIZED   UNREALIZED   UNREALIZED     FAIR
CLASSIFICATION                          COST        GAINS        LOSSES      VALUE
--------------                        ---------   ----------   ----------   --------
                                                      (IN THOUSANDS)
US Treasury securities and
  obligations of US government......  $ 34,199      $   589      $   (54)   $ 34,734
Corporate debt securities...........   455,954        7,554       (4,908)    458,600
Mortgage-backed securities..........   255,907        4,404       (1,907)    258,404
                                      --------      -------      -------    --------
                                      $746,060      $12,547      $(6,869)   $751,738
                                      ========      =======      =======    ========

    The amortized cost and fair value of fixed maturities at March 31, 2001 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       AMORTIZED         FAIR
                                                         COST           VALUE
                                                       ---------       --------
                                                            (IN THOUSANDS)
Due in 1 year or less................................  $ 28,545        $ 28,839
Due after 1 year through 5 years.....................   147,036         150,692
Due after 5 years through 10 years...................   225,309         230,239
Due after 10 years...................................    97,349          96,482
Mortgage-backed securities...........................   243,679         248,926
                                                       --------        --------
                                                       $741,918        $755,178
                                                       ========        ========

    During 2001 to date we wrote down the value of certain fixed maturity securities by $1.2 million (0.2% of investments), which represents management's estimate of other than temporary declines in value and were included in net realized gains on investments in the our consolidated statement of operations.

6. STOCKHOLDERS' EQUITY

    COMMON STOCK

    The par value of common stock is $.01 per share with 80,000,000 shares authorized for issuance. The shares issued and outstanding at March 31, 2001 and 2000 were 46,876,965 and 46,842,170, respectively. Changes in the number of shares of common stock outstanding were as follows:

Balance at December 31, 2000................................  46,842,170
Stock options exercised.....................................      25,995
Stock purchases pursuant to Agents' Stock Purchase Plan.....       6,100
Miscellaneous retirements...................................        (300)
                                                              ----------
Balance at March 31, 2001...................................  46,873,965
                                                              ==========

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

                                  (UNAUDITED)

6. STOCKHOLDERS' EQUITY (CONTINUED)
    TREASURY STOCK

    During 2000, the Board of Directors approved a plan to re-purchase up to 500,000 shares of Company stock in the open market. The purpose of this plan is to fund employee stock bonuses. During the quarter, the Company acquired 112,951 shares on the open market for a cost of $0.5 million during the year at market prices ranging from $3.75 to $4.06 per share. The Company distributed 171,848 shares in the form of officer and employee bonuses at a market price of $3.88 per share at the date of distribution, generating proceeds of $0.7 million.

7. STATUTORY CAPITAL AND SURPLUS REQUIREMENTS

    American Progressive, American Pioneer, American Exchange, Constitution, Marquette, Peninsular, PennCorp Canada, Pennsylvania Life and Union Bankers (collectively, the "Insurance Subsidiaries") are required to maintain minimum amounts of capital and surplus as determined by statutory accounting. Each of the Insurance Subsidiaries' statutory capital and surplus exceeds its respective minimum requirement. However, substantially more than such minimum amounts are needed to meet statutory and administrative requirements of adequate capital and surplus to support the current level of the Insurance Subsidiaries' operations. At March 31, 2001 and December 31, 2000 the statutory capital and surplus, including asset valuation reserve, of the U.S. insurance subsidiaries totaled $98.1 million and $86.5 million, respectively.

    Beginning in 1993, the National Association of Insurance Commissioners ("NAIC") imposed regulatory risk-based capital ("RBC") requirements on life insurance enterprises. At March 31, 2001 and December 31, 2000 all of the Insurance Subsidiaries maintained ratios of total adjusted capital to RBC in excess of the Authorized Control Level.

    PennCorp Canada and Pennsylvania Life's Canadian branch reports to Canadian regulatory authorities based upon Canadian statutory accounting principles that vary in some respects from U.S. statutory accounting principles. Canadian net assets based upon Canadian statutory accounting principles were $53.4 million and $56.4 million as of March 31, 2001 and December 31, 2000, respectively. PennCorp Canada maintained a Minimum Continuing Capital and Surplus Requirement Ratio ("MCCSR") in excess of the minimum requirement and Pennsylvania Life's Canadian branch maintained a Test of Adequacy of Assets in Canada and Margin Ratio ("TAAM") in excess of the minimum requirement at March 31, 2001 and December 31, 2000.

8. SUBSEQUENT EVENT

    In April 2001, the Company signed a letter of intent with Penn Treaty American Corporation ("Penn Treaty") to purchase Penn Treaty's New York subsidiary, American Independent Network Insurance Company of New York, which includes Penn Treaty's New York long term care business and the distributors of that business. This purchase would also include other product lines that are not part of Penn Treaty's core business. If completed, this acquisition would complement our existing core product lines, including Medicare supplement, disability and life insurance, and provide us with additional distribution capability.

    The purchase remains subject to customary due diligence, execution of definitive agreements and regulatory approvals.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

                                  (UNAUDITED)

9. BUSINESS SEGMENT INFORMATION

    The Company offers life and health insurance designed for the senior market and the self-employed market in all 50 states, the District of Columbia and all of the provinces of Canada. The Company also provide administrative services to other issuers by servicing their senior market products. Our principal insurance products are Medicare supplemental health insurance, fixed benefit accident and sickness disability insurance, long term care insurance, senior life insurance, annuities and other individual life insurance. Our principal business segments are: career agency, senior market brokerage, special markets and administrative services. We also report the corporate activities of our holding company in a separate segment. A description of these segments follows:

    Career Agency--The career agency segment is comprised of the operations of Pennsylvania Life Insurance Company and PennCorp Life Insurance Company of Canada, both of which we acquired in 1999. PennCorp Life of Canada operates exclusively in Canada, while Pennsylvania Life operates in both the United States and Canada. The career agency segment includes the operations of a career agency field force, which distributes fixed benefit accident and sickness disability insurance, life insurance and supplemental senior health insurance in the United States and Canada. The career agents are under exclusive contract with either Pennsylvania Life or PennCorp Life of Canada.

    Senior Market Brokerage--This segment includes the operations of general agency and insurance brokerage distribution systems that focus on the sale of insurance products to the senior market, including Medicare supplement, long term care, senior life insurance and annuities.

    Special Markets--We have accumulated various books of business primarily, as a result of acquisitions that are not part of our core business focus. We manage the run off of these books of business in our special markets segment. The products in this segment include traditional, interest-sensitive and group life insurance, individual major medical and other accident and health insurance.

    Administrative Services--We act as a third party administrator and service provider for both affiliated and unaffiliated insurance companies, primarily with respect to various senior market products and a growing portion of non-insurance products. The services that we perform include policy underwriting, telephone verification, policyholder services, claims adjudication, clinical case management, care assessment and referral to health care facilities. In connection with our acquisition of American Insurance Administration Group, Inc. and CHCS, Inc. in 2000, we have increased our efforts to develop the administrative services segment.

    Corporate--This segment reflects the corporate activities of our holding company, including the payment of interest on our debt and our public company administrative expenses.

    Intersegment revenues and expenses are reported on a gross basis in each of the operating segments but eliminated in the consolidated results. These eliminations affect the amounts reported on the individual financial statement line items, but do not change operating income before taxes. The significant items eliminated include intersegment revenue and expense relating to services performed by the administrative services segment for the career agency, senior market brokerage and special market segments and interest on notes issued by the corporate segment to the other operating segments.

              UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

                                  (UNAUDITED)

9. BUSINESS SEGMENT INFORMATION (CONTINUED)
    Financial results by segment for the quarters ended March 31, 2001 and 2000 is as follows:

                                     MARCH 31, 2001              MARCH 31, 2000
                                -------------------------   -------------------------
                                           SEGMENT INCOME              SEGMENT INCOME
                                SEGMENT    (LOSS) BEFORE    SEGMENT    (LOSS) BEFORE
                                REVENUE     INCOME TAXES    REVENUE     INCOME TAXES
                                --------   --------------   --------   --------------
                                                   (IN THOUSANDS)
Career Agency.................  $40,535        $ 7,366      $41,340       $  6,767
Senior Market Brokerage.......   20,627          1,318       14,587            639
Special Markets...............   11,263          1,083       13,930          2,381
Administrative Services.......    8,046          1,510        5,265            856
                                -------        -------      -------       --------
  Subtotal....................   80,471         11,277       75,122         10,643

Corporate.....................       27         (2,446)          74         (1,869)
Intersegment revenues.........   (5,917)            --       (4,466)            --
                                -------        -------      -------       --------
  Total segment revenues......   74,581          8,831       70,730          8,774

Adjustments to segments
  revenues
  Net realized gains..........    2,090          2,090           40             40
                                -------        -------      -------       --------
                                $76,671        $10,921      $70,770       $  8,814
                                =======        =======      =======       ========

    Identifiable assets by segment as of March 31, 2001 and December 31, 2000 are as follows:

                                                 MARCH 31, 2001    DECEMBER 31, 2000
                                                 ---------------   ------------------
                                                            (IN THOUSANDS)
Career Agency..................................     $  555,005         $  549,723
Senior Market Brokerage........................        372,666            358,790
Special Markets................................        278,048            278,699
Administrative Services........................         23,299             21,356
                                                    ----------         ----------
  Subtotal.....................................      1,229,018          1,208,568

Corporate......................................        (22,806)           (18,704)
                                                    ----------         ----------
                                                    $1,206,212         $1,189,864
                                                    ==========         ==========

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                                 July 12, 2001


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